Exhibit 2.2

PURCHASE AND SALE AGREEMENT
by and among
DUKE ENERGY BRAZIL HOLDINGS II, C.V.,
DUKE ENERGY INTERNATIONAL URUGUAY INVESTMENTS SRL,
DUKE ENERGY INTERNATIONAL GROUP S.A.R.L.,
DUKE ENERGY INTERNATIONAL ESPAÑA HOLDINGS SL,
DUKE ENERGY INTERNATIONAL INVESTMENTS NO. 2 LTD.,
ISQ ENERLAM AGGREGATOR, L.P.
and
ENERLAM (UK) HOLDINGS LTD.

Dated as of October 10, 2016

3.6	Financial Statements	15
3.7	Absence of Certain Changes or Events	15
3.8	No Undisclosed Liabilities	15
3.9	Tax Matters	15
3.10	Litigation	17
3.11	Compliance with Laws	17
3.12	Employee Benefits	17
3.13	Permits	19
3.14	Real Property	19
3.15	Contracts	20
3.16	Environmental Matters	22
3.17	Labor Matters	24
3.18	Intellectual Property	24
3.19	Affiliate Contracts; Intercompany Indebtedness; Support Obligations	25
3.20	Insurance	26
3.21	Assets	26
3.22	Brokers and Finders	27
3.23	Directors and Officers	27
3.24	Compliance with Anti-Corruption Laws	27
3.25	Books and Records	28
3.26	Internal Controls	28
3.27	Bankruptcy	28
3.28	No Other Representations and Warranties	29

	Article IV

	REPRESENTATIONS AND WARRANTIES OF PURCHASER

4.1	Organization and Qualification	29
4.2	Authority	29
4.3	Non-contravention	30
4.4	Statutory Approvals	30
4.5	Ownership of Certain Assets; Operations	30
4.6	Financing; Solvency	30
4.7	Litigation	32
4.8	Investment Intention; Sufficient Investment Experience; Independent Investigation	32
4.9	Brokers and Finders	33
4.10	Compliance with Laws	33
4.11	No Other Representations and Warranties	33

	Article V

	COVENANTS

5.1	Conduct of Business	34
5.2	Regulatory Approvals	37
5.3	Required Consents	38
5.4	Access	38
5.5	Publicity	39
5.6	Employee Matters	40
5.7	Directors' and Officers' Indemnification and Insurance	41
5.8	Termination of Affiliate Contracts; Intercompany Indebtedness	41
5.9	Supplement to Seller Disclosure Schedules	42
5.10	Use of Certain Names	42
5.11	Financing	43
5.12	Restructuring Transactions	46
5.13	Real Property Transfer	47
5.14	Tax Matters	47
5.15	Insurance Policies	53
5.16	Competing Transactions	54
5.17	Exclusive Dealing	54
5.18	Confidential Information	55
5.19	Financing Cooperation	56
5.20	Transition Services Agreement	57
5.21	Casualty	58
5.22	Condemnation	58
5.23	Further Assurances	59
5.24	Releases	59
5.25	Repair	59
5.26	DEI Espana	59
5.27	Duqueco Indebtedness	60

	Article VI

	CONDITIONS TO CLOSING

6.1	Conditions to Each Party's Obligations to Effect the Closing	60
6.2	Conditions to the Obligations of Purchaser to Effect the Closing	60
6.3	Conditions to the Obligations of Seller to Effect the Closing	61

6.4	Frustration of Closing Conditions	62

	Article VII

	TERMINATION

7.1	Termination	62
7.2	Effect of Termination	63

	Article VIII

	INDEMNIFICATION

8.1	Survival of Representations, Warranties and Covenants	64
8.2	Indemnification by Seller	64
8.3	Indemnification by Purchaser	65
8.4	Limitations on Indemnification	65
8.5	Notice of Loss; Third Party Claims	67
8.6	Mitigation; Adjustments	68
8.7	Remedy	69
8.8	Indemnification for Taxes	69

	Article IX

	DEFINITIONS AND INTERPRETATION

9.1	Defined Terms	69
9.2	Definitions	72
9.3	Interpretation	83

	Article X

	GENERAL PROVISIONS

10.1	Notices	83
10.2	Amendments and Waivers; Actions by Purchasers	84
10.3	Assignment; Binding Effect	85
10.4	Governing Law; Jurisdiction; Waiver of Jury Trial	85
10.5	Specific Performance	86
10.6	Failure to Obtain Certain Required Statutory Approvals	86
10.7	Waiver	87
10.8	Entire Agreement; Severability	88
10.9	Disclosure Schedules	88

10.10	No Third Party Beneficiaries	88
10.11	Payments	88
10.12	Expenses	89
10.13	Currency	89
10.14	Counterparts	90
10.15	Acknowledgment	90
10.16	Financing Related Agreements	90
10.17	Non-Recourse	90

v

LIST OF SELLER DISCLOSURE SCHEDULES
Schedule 1.1    Company Shares
Schedule 1.2    Allocable Portion
Schedule 1.4    Company Resignations and Terminations
Schedule 2.4    Seller Required Statutory Approvals
Schedule 2.5    Seller Ownership of Company Shares
Schedule 2.8    Seller Compliance with Laws
Schedule 3.3    Company Required Consents
Schedule 3.4     Company Required Statutory Approvals
Schedule 3.5(a)    Company Subsidiaries
Schedule 3.5(b)    Project Companies
Schedule 3.5(c)    Other Equity Interests
Schedule 3.5(d)    Company Share Agreements
Schedule 3.6(a)    Financial Statements
Schedule 3.6(b)    Preparation of Financial Statements
Schedule 3.7    Absence of Certain Changes or Events
Schedule 3.8    No Undisclosed Liabilities
Schedule 3.9    Tax Matters
Schedule 3.10    Litigation
Schedule 3.12(a)    Company Plans
Schedule 3.12(b)    Employee Benefits
Schedule 3.12(f)    Payments
Schedule 3.12(g)    Acquired Company Benefits
Schedule 3.13(a)    Permits
Schedule 3.14(a)(i)    Leased Real Property
Schedule 3.14(a)(ii)    Owned Real Property
Schedule 3.14(a)(iii)    Concession Real Property
Schedule 3.14(c)    Concessions
Schedule 3.14(d)    Real Property Compliance
Schedule 3.15(a)    Company Material Contracts
Schedule 3.15(b)(i)    Company Material Contract Copies
Schedule 3.15(b)(ii)    Company Material Contract Obligation
Schedule 3.16    Environmental Matters
Schedule 3.17(a)    CBAs
Schedule 3.17(b)    Labor Unions
Schedule 3.18(a)    Acquired Company Intellectual Property
Schedule 3.18(b)    Intellectual Property Exceptions
Schedule 3.19(a)    Affiliate Contracts

Schedule 3.19(b)    Intercompany Indebtedness
Schedule 3.20(a)    Third-Party Insurance Policies
Schedule 3.20(b)    Self-Insurance Arrangements
Schedule 3.21(a)    Title and Leasehold
Schedule 3.21(b)    Assets
Schedule 3.21(c)    Maintenance of Assets
Schedule 3.23    Directors and Officers of Acquired Companies
Schedule 3.27    Bankruptcy
Schedule 5.1     Conduct of the Company
Schedule 5.8(a)    Termination of Affiliate Contracts
Schedule 5.10(a)    Seller Marks
Schedule 5.13    Real Property Transfer
Schedule 5.15(b)    Pre-Closing Insurance Claims
Schedule 6.1(a)    Excepted Required Statutory Approvals
Schedule 6.2(c)    Company Closing Consents
Schedule 9.2(1)    Acquired Company Country Segments
Schedule 9.2(2)(a)     Company Knowledge Group
Schedule 9.2(2)(b)    Seller Knowledge Group
Schedule 9.2(3)    Net Working Capital
Schedule 9.2(4)    Relevant Material Contract Amount
Schedule 9.2(5)    Relevant Aggregate Interim Period Amount
Schedule 9.2(6)    Relevant Interim Period Amount
Schedule 9.2(7)    Total Indebtedness
Schedule 9.2(8)    Company Material Adverse Effects
Schedule 10.6    Country Segment Price Allocation
Schedule 10.7    Seller Counsel
LIST OF PURCHASER DISCLOSURE SCHEDULES
Schedule 4.3    Purchaser Required Consents
Schedule 4.4    Purchaser Required Statutory Approvals
Schedule 4.5    Ownership of Certain Assets
Schedule 4.7    Litigation
Schedule 4.10    Compliance with Laws
Schedule 6.3(c)    Purchaser Closing Consents
Schedule 9.2(2)(c)    Purchaser Knowledge Group
EXHIBITS
Exhibit A    Form of Purchaser Guarantor Guaranty

Exhibit B    Pre-Closing Restructuring Transactions
Exhibit C     Form of Seller Guarantor Guaranty
Exhibit D    Form of Purchaser Assignment
Exhibit E    Form of Deposit LC

PURCHASE AND SALE AGREEMENT
This PURCHASE AND SALE AGREEMENT (this “Agreement”), dated as of October 10, 2016, is entered into by and among Duke Energy Luxembourg IV, S.a.r.l., a Luxembourg société à responsabilité limitée (“DEL IV”), in its capacity as general partner for and on behalf of Duke Energy Brazil Holdings II, C.V., a limited partnership formed under the laws of the Netherlands (“DEBH II”), Duke Energy International Uruguay Investments SRL, a Uruguay entity (“DEI Uruguay” and each of DEBH II and DEI Uruguay, a “Seller,” and together, “Sellers”), Duke Energy International Group S.a.r.l., a Luxembourg société à responsabilité limitée (“DEIG”), Duke Energy International España Holdings SL, a Spain sociedad limitada (“DEI España”), Duke Energy International Investments No. 2 Ltd., a Bermuda exempted company (“DEII No. 2” and each of DEIG, DEI España, and DEII No. 2, a “Company,” and together, the “Companies”), ISQ Enerlam Aggregator, L.P., a limited partnership organized under the laws of the Cayman Islands (“Purchaser 1”) and Enerlam (UK) Holdings Ltd., a United Kingdom private limited company (“Purchaser 2” and together with Purchaser 1 “Purchasers”). Each of Sellers, Purchasers and the Companies is sometimes referred to individually herein as a “Party” and collectively as the “Parties.” Certain other terms are defined throughout this Agreement and in Section 9.2.
W I T N E S S E T H:
WHEREAS, Sellers own all of the Company Shares;
WHEREAS, Purchasers desire to purchase from Sellers, and Sellers desire to sell to Purchasers, all of the Company Shares owned by each such Seller, upon the terms and subject to the conditions set forth in this Agreement;
WHEREAS, the Companies own, directly or indirectly, the Equity Interests in the Company Subsidiaries set forth in Schedule 3.5(a) of the Seller Disclosure Schedules and the Equity Interests in the Project Companies set forth in Schedule 3.5(b) of the Seller Disclosure Schedules having operations in Argentina, Chile, Ecuador, El Salvador, Guatemala and Peru (the “Relevant Countries”);
WHEREAS, Purchaser 1 anticipates that it will assign all of its rights and delegate all of its obligations under this Agreement to (x) Enerlam Peru S.A.C., a Peru sociedad anónima cerrada (“PeruCo”), and (y) Enerlam (España) Holdings S.R.L., a Spain sociedad de responsabilidad limitada (“SpainCo”), and Sellers are willing to permit such assignment and delegation on the terms and conditions set forth in the Purchaser Assignment (as defined below), so that following the effective date of the Purchaser Assignment, for all purposes of this Agreement, PeruCo will be “Purchaser 1”, SpainCo will be “Purchaser 2”, the former Purchaser 2 will become “Purchaser 3” and Purchaser 1, Purchaser 2 and Purchaser 3, as then constituted, will collectively be the “Purchasers”;

WHEREAS, Purchaser Guarantor, simultaneously with the execution and delivery of this Agreement, has agreed pursuant to a Guaranty, dated as of the date hereof, by Purchaser Guarantor in favor of Sellers (the “Purchaser Guaranty”) in the form attached hereto as Exhibit A to guarantee the obligations of Purchasers under this Agreement; and
WHEREAS, Sellers Guarantor, simultaneously with the execution and delivery of this Agreement, has agreed pursuant to a Guaranty, dated as of the date hereof, by Sellers Guarantor in favor of Purchasers (the “Sellers Guaranty”) in the form attached hereto as Exhibit C to guarantee the obligations of Sellers under this Agreement.
NOW, THEREFORE, in consideration of the mutual promises, covenants, representations and warranties made in this Agreement and of the mutual benefits to be derived therefrom, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties to this Agreement, intending to be legally bound, agree as follows:
ARTICLE I

SALE AND PURCHASE OF SHARES
1.1    Sale and Purchase of Shares. Upon the terms and subject to the conditions of this Agreement, at the Closing, each Purchaser shall purchase and accept from each Seller, and each Seller shall sell and convey to each Purchaser, the number of the Company Shares set forth opposite such Seller’s name in Schedule 1.1 of the Seller Disclosure Schedules, which in the aggregate constitute 100% of the outstanding Company Shares, free and clear of all Liens (the “Transaction”).
1.2    Purchase Price. The consideration to be paid by Purchasers to Sellers in respect of the purchase of the Company Shares shall be an amount in cash equal to the sum of EIGHT HUNDRED NINETY MILLION DOLLARS ($890,000,000.00) and the Estimated Adjustment Amount (together, the “Estimated Purchase Price”), subject to adjustment as determined pursuant to Section 1.6 (as adjusted, the “Purchase Price”). The Purchase Price shall be allocated to each Seller in accordance with the percentages set forth on Schedule 1.2 of the Seller Disclosure Schedules (such percentage, each Seller’s “Allocable Portion”), and shall be reduced by the applicable withholding Taxes determined in accordance with Section 1.5(b).
1.3    Closing. The closing of the Transaction (the “Closing”) shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 4 Times Square, New York, NY 10036, at 10:00 a.m., New York time, as soon as practicable, but in any event not later than the fifteenth (15th) Business Day immediately following the date on which the last of the conditions contained in ARTICLE VI is fulfilled or waived (except for those conditions which by their nature can only be fulfilled at the Closing, but subject to the fulfillment or waiver of such conditions), or at such other place, time and date (the “Closing Date”) as the Parties may agree. The Closing shall be deemed to have occurred for all purposes at 12:01 a.m. New York time on the Closing Date. All actions listed in Section 1.4 that occur on the Closing Date shall be deemed to occur simultaneously at the Closing.
1.4    Closing Deliveries. At the Closing:
(a)    Sellers shall provide to Purchasers the original shareholders register of each Company duly updated to evidence the transfer of the Company Shares to Purchasers or such other documentation as may be reasonably required under applicable Law to evidence the transfer of the Company Shares to Purchasers.
(b)    Sellers shall provide a copy of the minutes of the general meeting of the shareholders of DEIG approving the transfer of the Company Shares of DEIG to Purchasers.
(c)    Purchasers shall pay to each Seller an amount in cash equal to such Seller’s Allocable Portion of the Estimated Purchase Price (such amount being subject to further adjustment pursuant to Section 1.6) for the Company Shares delivered by the applicable Seller, by wire transfer of immediately available funds to the bank account or accounts designated by each Seller at least five (5) Business Days prior to the Closing; provided that the Tax Basis Certificates shall have been obtained as set forth in Section 6.3(f) at least five (5) Business Days prior to the expected Closing Date. If the Tax Basis Certificates have not been so obtained by such date, then no later than two (2) Business Days following such date, Sellers and Purchasers shall execute the Basis Certificate Escrow Agreement, and, on the Closing Date, Purchasers shall pay the Estimated Purchase Price into the Basis Certificate Escrow Account.
(d)    To the extent permitted by Law, Sellers shall deliver to Purchasers the resignations or removals of the officers and directors and other persons set forth in Schedule 1.4 of the Seller Disclosure Schedules, each to be effective as of the Closing Date, from their position as officer or director, or other position as set forth opposite the name of such officer, director or person in Schedule 1.4 of the Seller Disclosure Schedules.
(e)    Subject to Section 5.20, each Party shall deliver a counterpart of the Transition Services Agreement, duly executed on behalf of such Party or its Affiliates, as applicable.
(f)    Sellers shall deliver to Purchasers a deed of adherence, in form and substance reasonably agreeable to both Parties, to be executed by a Spanish notary public, and take all such other actions and execute and deliver all such documents or instruments as may be required under the Laws of Spain to validly transfer to Purchasers of all of the Equity Interests in DEI España.

(g)    Each Party shall deliver such other documents and instruments required to be delivered by it pursuant to ARTICLE VI.
1.5    Estimated Adjustment Amount.
(a)    Not less than fourteen (14) Business Days prior to the expected Closing Date, Sellers shall deliver to Purchasers a written statement (the “Estimated Adjustment Amount Statement”) setting forth Sellers’ good faith calculation of the estimate of the Adjustment Amount as of the expected Closing Date (the “Estimated Adjustment Amount”), which estimate shall be based on Sellers’ review of the financial information of the Acquired Companies then available to Sellers and shall be used in determining the payment of the Purchase Price referred to in Section 1.2. Commencing with Sellers’ delivery of the Estimated Adjustment Amount Statement, Purchasers shall have reasonable access to the books and records and personnel of the Acquired Companies and the reasonable opportunity to consult with Sellers and their respective Representatives for purposes of evaluating the Estimated Adjustment Amount Statement. If Purchasers shall reasonably disagree, in good faith, with any item set forth in the Estimated Adjustment Amount Statement or used to determine the Estimated Adjustment Amount, then Purchasers shall deliver written notice of such disagreement to Sellers no later than five (5) Business Days following delivery of the Estimated Adjustment Amount Statement and Purchasers and Sellers shall work, in good faith, to reach agreement on such disputed items. In no event shall any discussions or communications between Sellers and Purchasers, if any, with respect to any of Purchasers’ disagreements to the Estimated Adjustment Amount Statement under this Section 1.5(a) delay the Closing. In the event that Purchasers and Sellers do not agree to any adjustment to the Estimated Adjustment Amount Statement, then the Estimated Adjustment Amount Statement delivered by Sellers shall constitute the Estimated Adjustment Amount. Notwithstanding the foregoing, Purchasers’ agreement with the Estimated Adjustment Amount (or any item set forth in the Estimated Adjustment Amount Statement) shall not foreclose, prevent, limit or preclude any rights or remedy of Purchasers set forth in this Agreement.
(b)    Notwithstanding any other provision of this Agreement (but subject to Section 1.6(e) and Section 8.6(c)), any Party making a payment pursuant to this Agreement shall be entitled to deduct and withhold (or cause to be deducted and withheld) from such payment such amounts as may be required to be deducted or withheld therefrom under applicable Tax Law; provided, however, that prior to making such deduction or withholding, the Party proposing to do so must provide written notice to the other Party at least twenty (20) Business Days prior to the applicable date of payment of the reason and amount (including the calculation of such proposed amount and supporting data) of such withholding, and shall reasonably cooperate with such other Party in order to reduce, limit or avoid such deduction or withholding to the maximum extent permissible under applicable Law, including by affording the Party in respect of whom such withholding is proposed the opportunity to provide such Tax forms or other documentation that would eliminate or reduce the amount to be so withheld. Any amounts deducted or withheld in accordance with the preceding sentence shall be timely remitted to the applicable Taxing Authority, and any amounts so deducted or withheld and remitted shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made; provided, however, that the Party making any such deduction or withholding shall furnish to the other Party official receipts (or copies thereof) evidencing the payment of any such Taxes to the applicable Taxing Authority. Purchasers and Sellers shall agree at least five (5) Business Days prior to the Closing on the amount of any withholding tax required to be withheld from the Estimated Purchase Price and any other payments to be paid at Closing. Purchasers and Sellers shall agree on the amount of any withholding Tax required to be withheld from any Post-Closing Payment at least five (5) Business Days prior to the date such payment is payable. Notwithstanding the foregoing, if the Parties fail to agree, notwithstanding their good faith efforts, on the amount of any required withholding for Tax, each Party shall be entitled to withhold Tax that it in good faith determines (based on the advice of its Tax advisors) is required by applicable Law to be withheld from any payment due to the other Party and shall promptly remit the same to the applicable Taxing Authority; provided, however, that upon Sellers’ written request, Purchasers shall withhold Peruvian Taxes in connection with the sale of the Company Shares pursuant to this Agreement (including those Peruvian Taxes attributable to any deemed or indirect transfer of an interest in any Acquired Company triggered by the sale of the Company Shares) solely in the amount determined and indicated by Sellers based on the advice of their Tax advisors (including if such amount is zero). Sellers shall reimburse Purchasers for all reasonable costs and expenses incurred or required to be paid by Purchasers in connection with any escrow arrangement for such Peruvian Taxes, promptly and in any event within ten (10) Business Days after Purchaser Representative delivers to Sellers a reasonably detailed invoice for such costs and expenses.
1.6    Post-Closing Payment.
(a)    As promptly as practicable, and in any event not later than ninety (90) days after the Closing Date, Purchasers shall prepare and deliver to Sellers a written statement (the “Adjustment Amount Statement”) setting forth in reasonable detail Purchasers’ calculation of the Adjustment Amount as of the Closing Date, as derived from Purchasers’ review of the financial information and other books and records of the Acquired Companies and, based thereon, a statement of Purchasers’ calculation of the Post-Closing Payment.
(b)    Purchasers and the Companies shall cooperate and provide Sellers and their respective Representatives reasonable access to Purchasers’ and the Acquired Companies’ respective employees, officers and facilities and Purchasers’ and the Acquired Companies’ respective books and records during normal business hours as is reasonably necessary to allow Sellers and their respective Representatives to review the Adjustment Amount Statement.
(c)    Sellers may, in good faith, reasonably dispute the Adjustment Amount Statement by delivery of written notice thereof (a “Dispute Notice”) to Purchasers within sixty (60) days following receipt by Sellers of the Adjustment Amount Statement. The Dispute Notice shall set forth in reasonable detail all items disputed by Sellers, together with Sellers’ proposed changes thereto, including an explanation in reasonable detail of the basis on which Sellers propose such changes. If (i) by written notice to Purchasers, Sellers accept the Adjustment Amount Statement or (ii) Sellers fail to deliver a Dispute Notice within the prescribed sixty-day (60-day) period (which failure shall result in Sellers being deemed to have agreed to the Adjustment Amount Statement delivered by Purchasers), the Adjustment Amount Statement delivered by Purchasers, and the Adjustment Amount reflected therein, shall become final and binding on Sellers and Purchasers as of the date on which the earlier of the foregoing events occurs. In the event of a dispute, the undisputed portion, if any, of the Post-Closing Payment shall be paid in accordance with Section 1.6(e) within five (5) Business Days following the date on which the amount of such undisputed portion was determined in accordance with this Section 1.6(c).
(d)    If Sellers have timely delivered a Dispute Notice, then Purchasers and Sellers shall use Reasonable Best Efforts to reach agreement on the matters identified in the Dispute Notice. If, by the thirtieth (30th) day following Purchasers’ receipt of the Dispute Notice, Purchasers and Sellers have not agreed in writing to the resolution of any of the matters identified in the Dispute Notice, then such unresolved matters shall be submitted to the Independent Accountants to resolve such matters specified in the Dispute Notice that remain in dispute in accordance with the procedures set forth in this Section 1.6(d). Purchasers and Sellers shall instruct the Independent Accountants to prepare and deliver a revised Adjustment Amount Statement (including the calculation of the Post-Closing Payment) to Purchasers and Sellers within thirty (30) days (or such longer period as may be reasonably required by the Independent Accountants) of the referral of such dispute to the Independent Accountants, taking into account all items not in dispute between Purchasers and Sellers (to be included in the revised Adjustment Amount Statement in the amounts agreed by Purchasers and Sellers) and those unresolved items requested by Purchasers and Sellers to be resolved by the Independent Accountants. Purchasers and Sellers shall furnish or cause to be furnished to the Independent Accountants access to such employees, officers, and facilities and such books and records relating to the disputed items as the Independent Accountants may reasonably request. The fees and expenses of the Independent Accountants shall be borne fifty percent (50%) by Sellers, on the one hand, and fifty percent (50%) by Purchasers, on the other hand. The revised Adjustment Amount Statement (including the calculation of the Adjustment Amount and the Post-Closing Payment reflected therein) delivered by the Independent Accountants shall be final and binding upon Purchasers and

Sellers; provided, however, that in no event shall (i) Purchasers be obligated to make any payment to Sellers under Section 1.6(e) in excess of the amount that would have been payable using Purchasers’ calculation of the Post-Closing Payment as set forth in the Adjustment Amount Statement delivered by Purchasers, but taking into account the changes proposed by Sellers set forth in the Dispute Notice or (ii) Sellers be obligated to make any payment to Purchasers under Section 1.6(e) in excess of the amount that would have been payable using Purchasers’ calculation of the Post-Closing Payment as set forth in the Adjustment Amount Statement delivered by Purchasers. The Independent Accountants shall act as an expert, not as an arbitrator.
(e)    If the Post-Closing Payment is a negative amount, then Purchasers shall pay to each Seller its Allocable Portion of the Post-Closing Payment, reduced by the applicable withholding Taxes determined in accordance with Section 1.5(b); provided, however, that Purchasers and Sellers shall cooperate in good faith to mitigate to the extent possible any such withholding Taxes; provided, further, that if such Post-Closing Payment implies a reduction of the Purchase Price subject to Peruvian Taxes, Purchasers will reasonably cooperate with Sellers in order for Sellers to obtain a refund of any excess Peruvian Taxes paid or withheld. If the Post-Closing Payment is a positive amount, then each Seller shall pay to Purchasers the Post-Closing Payment, reduced by the applicable withholding Taxes determined in accordance with Section 1.5(b); provided, however, that Purchasers and Sellers shall cooperate in good faith to mitigate to the extent possible any such withholding Taxes. The Parties shall remit any Taxes withheld from any Post-Closing Payment and provide evidence thereof in accordance with Section 1.5(b). Each payment (if any) required by this Section 1.6(e) shall be made within five (5) Business Days following the date the Post-Closing Payment is deemed to be finally determined pursuant to this Section 1.6, except to the extent any payment in respect of undisputed amounts has been paid pursuant to Section 1.6(c). All payments required to be made pursuant to this Section 1.6 shall be made by wire transfer of immediately available funds to the bank account or accounts designated by the Party or Parties receiving such payment at least five (5) Business Days prior to the date such payment is due; provided, however, that if the Post-Closing Payment is a negative amount and the Tax Basis Certificates have not been obtained at least five (5) Business Days prior to the date such payment is due (such that they are valid), Purchasers shall pay such Post-Closing Payment into the Basis Certificate Escrow Account.
(f)    Purchasers and Sellers agree to treat, and to cause their respective Affiliates to treat, for all Tax purposes, any payment made under this Section 1.6, to the maximum extent permitted by applicable Law, as an adjustment to the Purchase Price.
1.7    Purchase Agreement Deposit.

(a)    In consideration of the time and expense of Sellers and the Companies in negotiating and executing this Agreement, Purchasers have agreed to provide a deposit of EIGHTY-NINE MILLION DOLLARS ($89,000,000) (the “Purchase Agreement Deposit”) which will be funded, held, retained or released as provided in this Section 1.7. The Purchase Agreement Deposit shall be funded by delivery to Sellers of one or more irrevocable standby letters of credits issued by Citibank N.A. (the “Issuer”) substantially in the form set forth in Exhibit E attached hereto with an expiry date no sooner than 190 days after the date of this Agreement (each a “Deposit LC”), which provides, among other things, that Sellers may draw against the Deposit LC by making a demand for payment or draw thereunder (a “Draw Notice”) if this Agreement is terminated pursuant to Section 7.1(e), Section 7.1(f), Section 7.1(j) or pursuant to Section 7.1(b) or Section 7.1(c), if at such time Sellers had the right to terminate this Agreement pursuant to Section 7.1(e) (disregarding any notice or cure period therein) or Section 7.1(f) (any such termination, a “Draw Event”). Purchasers shall deliver to a designee of Sellers (i) as soon as possible after the date of this Agreement, but no later than 5:00 PM Eastern Prevailing Time on Wednesday, October 12, 2016, a Deposit LC having an undrawn face amount equal to FORTY-FOUR MILLION FIVE HUNDRED THOUSAND DOLLARS ($44,500,000) (the “Initial Deposit LC”), and (ii) no later than 5:00 PM Eastern Prevailing Time on Friday October 14, 2016, a Deposit LC having an undrawn face amount equal to, either, at Purchasers’ option, FORTY-FOUR MILLION FIVE HUNDRED THOUSAND DOLLARS ($44,500,000) or EIGHTY-NINE MILLION DOLLARS ($89,000,000) (the “Supplemental Deposit LC”). If the undrawn face amount of the Supplemental Deposit LC is EIGHTY NINE MILLION DOLLARS ($89,000,000), Seller shall promptly deliver to the Issuer a written notice terminating the Initial Deposit LC and return to Purchasers the original of the Initial Deposit LC. In the event that Purchasers fail to deliver to the designee of the Sellers the Initial Deposit LC by 5:00 PM Eastern Prevailing Time on October 13, 2016 or the Supplemental Deposit LC no later than 5:00 PM Eastern Prevailing Time on October 17, 2016, Sellers shall have the right to terminate this Agreement.
(b)    Until the occurrence of a Draw Event, each Seller agrees that it will not issue a Draw Notice under any Deposit LC. Upon and at any time following the occurrence of a Draw Event, Sellers shall be authorized and entitled to deliver a Draw Notice to the Issuer under any Deposit LC and to draw and receive the full of amount of the Purchase Agreement Deposit (or the face amount of the Initial Deposit LC in the event the Initial Deposit LC has been delivered but the Supplemental Deposit LC has not been delivered; provided that, nothing in the foregoing shall limit Sellers’ right to receive the full amount of the Purchase Agreement Deposit as provided in this Section 1.7.
(c)    Notwithstanding any provision to the contrary contained herein, the Purchase Agreement Deposit shall be nonrefundable by Sellers except in the event that this Agreement is duly and validly terminated:

(i)    by either Party pursuant to Section 7.1(a), Section 7.1(b), Section 7.1(c), Section 7.1(h) or Section 7.1(i); or
(ii)    by Purchasers pursuant to Section 7.1(d) (including for the avoidance of doubt, any failure of the condition set forth in Section 6.2(e) to be satisfied) or Section 7.1(g);
provided that, in each case, (i) except for any termination pursuant to Section 7.1(a), the Party seeking to terminate this Agreement is not in material breach of any representation, warranty, covenant or agreement of that Party, such that the other Party would have the right to terminate this Agreement pursuant to Section 7.1(c), Section 7.1(d) or Section 7.1(e) (in each case, disregarding any notice or cure period therein), as applicable, and (ii) if both Parties are in breach of this Agreement at the time Purchasers seek to terminate this Agreement, the breach by Purchasers shall be disregarded for purposes of determining the right to termination.

If this Agreement is terminated under the circumstances referred to in the prior sentence (any such termination, a “Refundable Termination Event”), Sellers shall deliver written notice of cancellation to the Issuer and return to Purchasers the original of any outstanding Deposit LC. If the Closing occurs, Sellers, at their option, may either (x) issue a Draw Notice under any outstanding Deposit LC and, if drawn, Sellers shall apply the proceeds against such portion of the Estimated Purchase Price payable to such Seller at Closing or (y) return the originals of all outstanding Deposit LCs to Purchasers in exchange for a contemporaneous payment by Purchasers to Sellers of immediately available United States dollars in an aggregate amount equal to the aggregate undrawn amount of all outstanding Deposit LCs returned to Purchasers, with such payment to be applied against the portion of the Estimated Purchase Price payable to such Seller at Closing. If this Agreement is terminated under circumstances in which there is a Draw Event, Sellers may issue a Draw Notice under any outstanding Deposit LC and, if drawn, shall be entitled to the proceeds thereof as liquidated damages pursuant to Section 7.1(e).
(d)    If this Agreement is terminated and Sellers would have been entitled to retain the Purchase Agreement Deposit pursuant to Section 1.7(c) but the Purchase Agreement Deposit has not been received by the Sellers (including as a result of the inability to draw on the Letter of Credit upon or after a Draw Event), then Purchasers shall pay to the Sellers or its designee an amount in cash equal to the amount of the Purchase Agreement Deposit, less any portion of the Purchase Agreement Deposit that has previously been delivered to Sellers, if any, (such amount, the “Deposit True-Up Amount”). The Deposit True-Up Amount shall be paid no later than five Business Days after any such notice of termination. If Purchasers fail to pay the Deposit True-Up Amount when due pursuant to this Section 1.7(d), then interest shall accrue on the amount of the Deposit True-Up Amount from the date such payment was required to be paid pursuant to the terms of this Agreement until the date of payment as provided in Section 10.11. In addition, if Purchasers fail to pay the Deposit True-Up Amount when due, Purchasers shall also pay to Sellers all of Sellers and its Affiliates costs and expenses (including reasonable attorneys’ fees) in connection with efforts to collect the Deposit True-Up amount and interest thereon (at the rate provided in Section10.11).
(e)    The right to retain or receive payment of the Purchase Agreement Deposit (including any Deposit True-Up Amount and costs, expenses and interests pursuant to Section 1.7(d), if any) shall be the sole and exclusive remedy of Sellers and any of their respective, direct or indirect, former, current or future general or limited partners, managers, members, stockholders, officers, directors, Affiliates, employees, representatives, agents, successors and assigns (collectively, the “Seller Related Parties”) against Purchasers and any of their respective, direct or indirect, former, current or future general or limited partners, managers, members, stockholders, officers, directors, Affiliates, employees, representatives, agents, successors and assigns (collectively, the “Purchaser Related Parties”), including for any Damages or other Liability of any kind suffered as a result of any breach of any representation, warranty, covenant or agreement in this Agreement, and upon such termination and retaining or payment of the Purchase Agreement Deposit (including any Deposit True-Up Amount and costs, expenses and interests pursuant to Section 1.7(d), if any), none of the Purchasers, or any of the Purchaser Related Parties shall have any further liability or obligation relating to or arising out of this Agreement including any knowing and intentional breach of any representation, warranty, covenant or agreement by any Purchaser Related Party or the failure of the Transaction to be consummated. Notwithstanding anything herein to the contrary, if any Purchaser fails to effect the Closing for any or no reason or otherwise breaches this Agreement or fails to perform hereunder (in any case, whether willfully, intentionally, unintentionally or otherwise) the Seller Related Parties sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) against any Purchaser Related Party shall be to terminate this Agreement and retain or receive the Purchase Agreement Deposit (including any Deposit True-Up Amount and costs, expenses and interests pursuant to Section 1.7(d), if any) as provided in this Section 1.7. Nothing in this Section 1.7 shall limit the rights of any Seller under (and any Seller may bring Action to enforce and may recover in respect of) the Confidentiality Agreement, or Section 10.12, or any other provisions that expressly survive the termination of this Agreement.
(f)    The Parties acknowledge that the agreements contained in this Section 1.7 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Parties would not enter into this Agreement. Solely for purposes of establishing the basis for the Purchase Agreement Deposit, and without in any way increasing the amount of the Purchase Agreement Deposit or expanding the circumstances in which the Purchase Agreement Deposit may be retained or received by Sellers, it is agreed that the Purchase Agreement Deposit (including any Deposit True-Up Amount and costs and expenses and interest pursuant to Section 1.7(d), if any), is a liquidated damage, and not a penalty.
1.8    Pre-Closing Restructuring.

(a)    Prior to the Closing, each Seller shall use Reasonable Best Efforts to take or cause to be taken the actions set forth on Exhibit B hereto substantially in the form described thereon (collectively, the “Restructuring Transactions”).
(b)    Unless otherwise expressly indicated, (i) references herein to a “Company,” including references throughout the representations and warranties (including Section 3.5 and Schedules 3.5(a), 3.5(b) and 3.5(c) of the Seller Disclosure Schedules), shall be deemed to mean such Company as it shall be constituted after consummation of the Restructuring Transactions and (ii) references in Article II and Article III to “transactions contemplated hereby” or “transactions contemplated by this Agreement” shall not be deemed to include any reference to the Restructuring Transactions. Notwithstanding any other provision contained herein to the contrary, (i) the consummation of the Restructuring Transactions shall not constitute a breach of any representation, warranty or covenant contained herein, (ii) no representation or warranty is made with respect to the Companies as constituted prior to the Restructuring Transactions or the Restructuring Transactions themselves and (iii) in no event shall the consummation of the Restructuring Transactions be deemed to cause a Company Material Adverse Effect for the purposes of this Agreement.
1.9    DEIG Shares. DEL IV, in its capacity as general partner of DEBH II, a limited partnership formed under the laws of the Netherlands, acquired and holds legal title to all DEIG Shares for and on behalf of DEBH II. In furtherance to DEBH II’s obligation to transfer the DEIG Shares pursuant to Section 1.1, DEL IV shall transfer legal ownership of said shares to Purchasers on behalf of DEBH II.
ARTICLE II

REPRESENTATIONS AND WARRANTIES OF SELLERS
Each Seller hereby represents and warrants to Purchasers as to itself, subject to Section 1.8, that:
2.1    Organization and Qualification. Such Seller is duly formed, validly existing and, to the extent such concept is recognized under applicable Law, in good standing under the laws of the jurisdiction of its formation and has full corporate, limited liability company, partnership or similar, as applicable, power and authority to own, lease and operate its assets and properties and to conduct its business as presently conducted, except where the failure to have such power and authority would not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect on such Seller.
2.2    Authority. Such Seller has full corporate, limited liability company, partnership or similar, as applicable, power and authority to enter into this Agreement and,

subject to receipt of the Seller Required Statutory Approvals, to consummate the transactions contemplated hereby. The execution, delivery and performance by such Seller of this Agreement and the consummation by such Seller of the transactions contemplated hereby have been duly and validly authorized by all requisite corporate, limited liability company, partnership or similar, as applicable, action on the part of such Seller, and no other proceedings or approvals on the part of such Seller are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by such Seller and, assuming the due authorization, execution and delivery hereof by each other Party, constitutes the legal, valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’ rights generally or by general equitable principles.
2.3    Non-contravention. The execution and delivery of this Agreement by such Seller does not, and the consummation of the transactions contemplated hereby will not, result in any violation or breach of or default (with or without notice or lapse of time or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation under (any such violation, breach, default, right of termination, cancellation or acceleration is referred to herein as a “Violation”), or result in the creation of any Lien upon any of the properties or assets of such Seller, pursuant to any provision of (a) the Organizational Documents of such Seller; (b) any Contract to which it is a party or by which it may be bound; or (c) subject to obtaining the Seller Required Statutory Approvals, any Law, Permit or Governmental Order applicable to it other than, in the case of clauses (b) and (c), any such Violation or Lien which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or a Seller Material Adverse Effect on such Seller.
2.4    Statutory Approvals. Except for the filings or approvals (a) set forth in Schedule 2.4 of the Seller Disclosure Schedules (the “Seller Required Statutory Approvals”) and (b) as may be required due to the regulatory or corporate status of Purchasers or Purchaser Guarantor, no Consent of any Governmental Entity is required to be made or obtained by such Seller or its Non-Company Affiliates in connection with the execution and delivery of this Agreement or the consummation by such Seller or the Companies of the transactions contemplated hereby, except those which the failure to obtain or make would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or a Seller Material Adverse Effect on such Seller.
2.5    Company Capitalization; Right and Title to Shares. The share capital of the Companies is set forth on Schedule 2.5 of the Seller Disclosure Schedules. There are issued and outstanding the number of Company Shares as set forth on Schedule 2.5 of the Seller Disclosure Schedule. All Company Shares are validly issued and fully paid. The Company Shares constitute all of the issued and outstanding Equity Interests in the Companies. As of the

Closing, such Seller will be the record and beneficial holder of, and will have good title to, the number of Company Shares set forth opposite its name in Schedule 2.5 of the Seller Disclosure Schedules, with the exception of the DEIG Shares of which DEL IV is the legal owner, in its capacity as general partner for and on behalf of DEBH II. As of the Closing, such Seller and, with respect to the DEIG Shares, DEL IV will hold such Company Shares free and clear of all Liens, other than those arising from this Agreement and in relation to, the DEIG Shares, arising pursuant to this Agreement and the limited partnership agreement of DEBH II or Dutch law in relation to limited partnerships such as DEBH II. Upon giving effect to Section 1.9 and the consummation of the purchase and sale under Section 1.1, Purchasers, collectively, will own all of the issued and outstanding Company Shares, free and clear of all Liens (other than any Liens created by Purchasers), and the Company Shares will represent all of the outstanding Equity Interests of the Companies which entitled the holder of those Equity Interests to vote on any matter, or participate in the profits and losses of the Companies or receive distributions of assets of the Companies (whether as dividends, distributions, on liquidation or otherwise) or otherwise receive any economic benefits associated with the ownership of Equity Interests.
2.6    Litigation. There is no Action pending or, to the Knowledge of such Seller, threatened against such Seller that, if adversely determined, would reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect on such Seller. Subject to obtaining the Seller Required Statutory Approvals, there are no Governmental Orders of or by any Governmental Entity applicable to such Seller except for such that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or a Seller Material Adverse Effect on such Seller.
2.7    Brokers and Finders. Such Seller has not entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other firm or Person to any broker’s or finder’s fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement, except Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC, whose fees and expenses shall be paid by such Seller or its direct or indirect parent companies.
2.8    Compliance with Laws. Except as set forth in Schedule 2.8 of the Seller Disclosure Schedules or as would not reasonably be expected to be material and adverse to the Acquired Companies (taken as a whole), since December 31, 2013, neither such Seller nor any of its Affiliates has received written notice from any Governmental Entity of, or been charged in writing by any Governmental Entity with, any violation of, or, to the Knowledge of such Seller, is in violation of, or is under investigation with respect to any violation of, any Law or Governmental Order. Such Seller and each of its Subsidiaries (other than the Acquired Companies) is in compliance in all material respects with (a) applicable provisions of the USA PATRIOT Act of 2001, as amended, and any rules and regulations promulgated thereunder, (b)

the Foreign Corrupt Practices Act of 1977, as amended, and any rules and regulations promulgated thereunder, (c) the Organisation for Economic Co-operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and legislation implementing such Convention and (d) the United Kingdom Bribery Act of 2010, as amended, and any rules and regulations promulgated thereunder.
2.9    No Other Representations and Warranties. Except for the representations and warranties contained in this Article II or Article III, neither Sellers nor any other Person acting on behalf of Sellers makes any representation or warranty, express or implied, concerning Sellers, the Company Shares or the businesses, finances, operations, assets, liabilities, prospects or any other aspect of the Acquired Companies.
ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLERS RELATING TO THE COMPANIES
Sellers, jointly and severally, hereby represent and warrant to Purchasers, subject to Section 1.8, that:

3.1    Organization and Qualification. Each Acquired Company is duly formed, validly existing and, to the extent such concept is recognized under applicable Law, in good standing under the laws of the jurisdiction of its formation, has full corporate, limited liability company, partnership or similar, as applicable, power and authority to own, lease and operate its assets and properties and to conduct its business as presently conducted and is duly qualified to do business and, to the extent such concept is recognized under applicable Law, is in good standing as a foreign corporation, limited liability company or partnership or otherwise in all jurisdictions in which such qualification is necessary under applicable Law as a result of the conduct of its business or the ownership of its assets or properties, except for those jurisdictions where failure to have such power and authority or to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
3.2    Authority. Each Company has full corporate, limited liability company, partnership or similar, as applicable, power and authority to enter into this Agreement and, subject to receipt of the Company Required Statutory Approvals, to consummate the transactions contemplated hereby. The execution, delivery and performance by each Company of this Agreement and the consummation by such Company of the transactions contemplated hereby have been duly and validly authorized by all requisite corporate, limited liability company, partnership or similar, as applicable, action on the part of such Company, and no other proceedings or approvals on the part of such Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by each Company and, assuming the due authorization, execution and delivery hereof by each other Party, constitutes the legal, valid and binding obligation of such Company, enforceable against such Company in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’ rights generally or by general equitable principles.
3.3    Non-contravention. The execution and delivery of this Agreement by such Company and the consummation of the transactions contemplated hereby do not and will not result in any Violation, or result in the creation of any Lien upon any of the properties or assets of any Acquired Company, pursuant to any provision of (a) subject to obtaining the third-party Consents set forth in Schedule 3.3 of the Seller Disclosure Schedules (the “Company Required Consents”), the Organizational Documents of any Acquired Company; (b) subject to obtaining the Company Required Consents, any Contract to which any Acquired Company is a party or by which any Acquired Company may be bound; or (c) subject to obtaining the Seller Required Statutory Approvals and the Company Required Statutory Approvals, any Law, Consent, Permit or Governmental Order applicable to any Acquired Company, other than in the case of clauses (b) and (c), any such Violation or Lien which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.4    Statutory Approvals. Except for the filings or approvals (a) set forth in Schedule 3.4 of the Seller Disclosure Schedules (the “Company Required Statutory Approvals”) and (b) as may be required due to the regulatory or corporate status of Purchasers or Purchaser Guarantor, no Consent of any Governmental Entity is required to be made or obtained by any Acquired Company in connection with the execution and delivery of this Agreement or the consummation by Sellers or the Companies of the transactions contemplated hereby, except those which the failure to obtain or make would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
3.5    Capitalization.
(a)    Company Subsidiaries. Schedule 3.5(a) of the Seller Disclosure Schedules sets forth for each Company Subsidiary, subject to any actions that may be taken pursuant to Section 5.1(a) during the Interim Period: (i) its jurisdiction of formation; (ii) its authorized Equity Interests; (iii) the number of its issued and outstanding Equity Interests; (iv) the Equity Interests that are wholly or jointly owned, directly or indirectly, by any Company or any Person; and (v) the holder or holders of such Equity Interests that are wholly or jointly owned, directly or indirectly, by any Company or any Person. The Equity Interests of each Company Subsidiary that are owned, directly or indirectly, by any Company, as set forth in Schedule 3.5(a) of the Seller Disclosure Schedules, are owned free and clear of all Liens, other than as set forth in Schedule 3.5(a) of the Seller Disclosure Schedules, any Permitted Liens and any Liens arising from this Agreement. All of the issued and outstanding Equity Interests in each Company Subsidiary that are owned, directly or indirectly, by any Company have been duly authorized and, to the extent such concepts are recognized under applicable Law, are validly issued and fully paid.
(b)    Project Companies. Schedule 3.5(b) of the Seller Disclosure Schedules sets forth for each Project Company: (i) its jurisdiction of formation; (ii) its authorized Equity Interests; (iii) the number of its issued and outstanding Equity Interests; (iv) the Equity Interests that are wholly or jointly owned, directly or indirectly, by any Company or any Person; and (v) the holder or holders of such Equity Interests that are wholly or jointly owned, directly or indirectly, by any Company or any Person. The Equity Interests of each Project Company that are owned, directly or indirectly, by any Company, as set forth in Schedule 3.5(b) of the Seller Disclosure Schedules, are owned free and clear of all Liens, other than as set forth in Schedule 3.5(b) of the Seller Disclosure Schedules, any Permitted Liens and any Liens arising from this Agreement. All of the issued and outstanding Equity Interests in each Project Company that are owned, directly or indirectly, by any Company have been duly authorized and, to the extent such concepts are recognized under applicable Law, are validly issued and fully paid.

(c)    No Other Equity Interests. Except as set forth on Schedule 3.5(c) of the Seller Disclosure Schedules and any other Equity Interests acquired during the Interim Period in compliance with Section 5.1(a), no Company owns, directly or indirectly, any Equity Interests in any Person other than the Company Subsidiaries and the Project Companies. All of the issued and outstanding Equity Interests set forth on Schedule 3.5(c) that are owned, directly or indirectly, by any Company have been duly authorized and, to the extent such concepts are recognized under applicable Law, are validly issued and fully paid.
(d)    Agreements with Respect to Company Shares and Equity Interests of the Acquired Companies. Except as set forth in Schedule 3.5(d) of the Seller Disclosure Schedules and except as provided for in the Organizational Documents of any Acquired Company, or as permitted during the Interim Period pursuant to Section 5.1(a), there are no:
(i)    subscriptions, options, warrants, calls, conversion, exchange, purchase right or other written contracts, rights, Contracts or commitments of any kind obligating, directly or indirectly, any Acquired Company to issue, transfer, sell or otherwise dispose of, or cause to be issued, transferred, sold or otherwise disposed of, any Equity Interests of any Acquired Company or any securities convertible into or exchangeable for any such Equity Interests; or
(ii)    Contracts, limited liability company agreements, partnership agreements, voting trusts, proxies or other agreements, instruments or understandings to which any Acquired Company is a party, or by which any Acquired Company is bound, relating to the voting of any shares of the Equity Interests of any Acquired Company.
3.6    Financial Statements. Schedule 3.6(a) of the Seller Disclosure Schedules contains true and complete copies of (a) the audited or unaudited, as applicable, statement of operations and statement of cash flows of those Acquired Companies as specified on Schedule 3.6(a) of the Seller Disclosure Schedules as indicated on such statements as of December 31, 2015 and balance sheet of each such Acquired Company on a combined basis as indicated on such statements as of December 31, 2015; and (b) the unaudited statement of operations and statement of cash flows of each Acquired Company as indicated on such statements as of and for the six (6) months ended June 30, 2016 and balance sheet of such Acquired Company as indicated on such statement as of June 30, 2016 (collectively, and with any notes thereto, the “Financial Statements”). Except as set forth in Schedule 3.6(b) of the Seller Disclosure Schedules, the Financial Statements (x) have been prepared in accordance with GAAP, consistently applied (except as may be noted therein), from the books and records of the Acquired Companies and (y) present fairly, in all material respects, the financial position, assets and liabilities, results of operations and cash flows of the Acquired Companies on a combined basis, after giving effect to the Restructuring Transactions, as of the date indicated thereon and for the periods covered thereby.
3.7    Absence of Certain Changes or Events. Except as set forth in Schedule 3.7 of the Seller Disclosure Schedules, since December 31, 2015:
(a)    there has not been any change, event, condition, circumstance, occurrence or development which has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or a Country Segment-Level Material Adverse Effect with respect to Peru; and
(b)    each of the Acquired Companies has, in all material respects, conducted its business and operated its properties in the ordinary course of business.
3.8    No Undisclosed Liabilities. Except (a) for Liabilities as set forth in the Financial Statements, (b) for Liabilities incurred by the Acquired Companies since December 31, 2015 in the ordinary course of their respective businesses, consistent with past practice, (c) Liabilities incurred in connection with this Agreement or the Transaction, and (d) for Liabilities related to matters set forth on Schedule 3.8 of the Seller Disclosure Schedules, the Acquired Companies have no Liabilities of the nature required to be disclosed in a balance sheet prepared in accordance with GAAP.
3.9    Tax Matters. Except as set forth on Schedule 3.9 of the Seller Disclosure Schedules:
(a)    All material Tax Returns required to be filed by each of the Acquired Companies have been timely filed and all such Tax Returns were true, correct and complete in all material respects.
(b)    Each Acquired Company has timely paid all material Taxes (whether or not shown as due on a Tax Return) required to be paid by it under applicable Law and has timely withheld and paid over to the appropriate Taxing Authority all material Taxes required to be withheld and paid over by it under applicable Law. All Taxes not yet due and payable by the Acquired Companies have been properly accrued on the Financial Statements to the extent required by GAAP.
(c)    No Acquired Company has received written notice of a pending or threatened audit, claim or assessment by any Taxing Authority in respect of any material Taxes of such Acquired Company, and there are no audits, claims or assessments regarding material Taxes pending against any of the Acquired Companies as of the date hereof.
(d)    Except for Permitted Liens, there are no Liens with respect to material Taxes upon the assets of any Acquired Company.
(e)    There currently are no outstanding agreements, consents or waivers to extend any statute of limitations filed by (or, to the Knowledge of Sellers, on behalf of) an Acquired Company with any Taxing Authority in respect of any material Tax Return of such Acquired Company, or in respect of any material Taxes payable by such Acquired Company.
(f)    No Acquired Company (i) is or was a member of an affiliated group of companies filing combined, consolidated, aggregate or unitary income Tax Returns (except for a group of which an Acquired Company is the common parent), or (ii) is a party to or bound by, or liable for any material Taxes of another Person as a result of, any material Tax allocation, sharing, indemnification or similar agreement, other than any such agreement entered into in the ordinary course of business the principal purpose of which is not to address Taxes.

(g)    No Acquired Company has received a written claim from any Taxing Authority in a jurisdiction where such Acquired Company does not file Tax Returns or pay Taxes that such Acquired Company is required to file a Tax Return or is subject to taxation by that jurisdiction.
(h)    There are no Tax rulings, requests for Tax rulings, closing agreements (as described in Section 7121 of the Code or any corresponding or similar provision of state, municipal, local, or foreign income Tax Law), technical advice memoranda or similar agreements entered into by or on behalf of any Acquired Company, in each case with respect to material Taxes.
(i)    None of the Acquired Companies will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Post-Closing Tax Period or for the portion of any Straddle Period beginning after the Closing Date as a result of any (i) intercompany transaction consummated prior to the Closing or excess loss account existing prior to the Closing, in either case described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of State, municipal, local or foreign income Tax Law), (ii) installment sale or open transaction disposition made prior to the Closing outside the ordinary course of business, (iii) prepaid amount received prior to the Closing outside the ordinary course of business, or (iv) change in Tax accounting method made prior to Closing that would be applicable to a Post-Closing Tax Period or the portion of any Straddle Period beginning after the Closing Date.
(j)    Notwithstanding any other provision of this Agreement, (i) the representations and warranties contained in the foregoing subsections of this Section 3.9 constitute the sole and exclusive representations and warranties relating to any Taxes or Tax Returns and (ii) the representations and warranties in this Section 3.9 are made only with respect to Tax periods (or portions thereof) ending on or prior to the Closing Date, and shall not be relied upon for any Tax positions taken by Purchasers and their Affiliates (including the Acquired Companies) in any Tax period (or portion thereof) beginning after the Closing Date.
3.10    Litigation. Except as set forth in Schedule 3.10 of the Seller Disclosure Schedules, there is no Action pending or, to the Knowledge of Sellers, threatened against any Acquired Company or affecting the assets or properties of any Acquired Company that, if adversely determined, would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
3.11    Compliance with Laws.
(a)    Except as set forth on Schedule 3.11(a) of the Seller Disclosure Schedule, since December 31, 2013, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:
(i)    The Acquired Companies are and have been in compliance in all material respects with all applicable Laws; and
(ii)    No Acquired Company has been given written notice by any Governmental Entity of, or been charged in writing by any Governmental Entity with, any violation of, or, to the Knowledge of Sellers, is in violation of, or is under investigation with respect to any violation of, any Law or Governmental Order.
(b)    This Section 3.11 does not relate to Tax matters, which are instead the subject of Section 3.9, employee benefits matters, which are instead the subject of Section 3.12, Permits, which are instead the subject of Section 3.13, or environmental matters, which are instead the subject of Section 3.16.
3.12    Employee Benefits.
(a)    Schedule 3.12(a) of the Seller Disclosure Schedules contains a list, as of the date hereof, of each material bonus, incentive or deferred compensation, pension, retirement, profit-sharing, savings, employment, consulting, compensation, stock purchase, stock option, phantom stock or other equity-based compensation, severance pay, termination, change-in-control, retention, salary continuation, vacation, sick leave, disability, death benefit, group insurance, hospitalization, medical, dental, life, loan, educational assistance and other fringe benefit plans, programs, Contracts and arrangements (exclusive of any such plan, program, agreement or arrangement established or maintained solely as required by applicable Law or provided for in a CBA) maintained by any Acquired Company or any trade or business, whether or not incorporated, that together with such Acquired Company would be deemed a “single employer” within the meaning of Section 4001 of ERISA (or has analogous treatment under applicable Law) (an “ERISA Affiliate”) (the “Company Plans”) for the benefit of or with respect to any current or former employee, officer, director or independent contractor of any Acquired Company.
(b)    Except as set forth on Schedule 3.12(b) of the Seller Disclosure Schedules, each Company Plan is maintained exclusively by one or more Acquired Companies outside of the United States of America primarily for the benefit of individuals residing outside the United States of America (a “Non-U.S. Benefit Plan”). As of the date hereof, none of the Acquired Companies has incurred any material Liability arising out of or relating to Section 409A (“Section 409A”) of the United States Internal Revenue Code of 1986, as amended (the “Code”) and no conditions exists that could reasonably be expected to cause an Acquired Company to incur any such Liability.
(c)    Since December 31, 2013, each Non-U.S. Benefit Plan has been administered in all material respects in compliance with its terms and applicable Law. There is no pending or, to the Knowledge of Sellers, threatened Action relating to the Non-U.S. Benefit Plans (other than routine claims for benefits).
(d)    Without limiting the generality of the foregoing, since December 31, 2013 through the date hereof, none of the Acquired Companies has sponsored, maintained, participated in, contributed to or had any obligation to contribute to, or incurred any liability in respect of any defined benefit pension plan subject to Title IV of ERISA, other than remote and indirect contingent liability in respect of a plan, program agreement or arrangement maintained by Sellers or any ERISA Affiliates, which Liability is not reasonably expected to be imposed upon any Acquired Company, and no circumstances exist that could reasonably be expected to cause an Acquired Company to incur any Liability under to Title IV of ERISA.
(e)    Since December 31, 2013, all material contributions to each Company Plan required under the terms of such Non-U.S. Benefit Plan or applicable Law have been timely made.
(f)    Except as set forth in Schedule 3.12(f) of the Seller Disclosure Schedules, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in combination with another event) (i) entitle any current or former employee or director of any Acquired Company to any payment, or result in any payment becoming due, increase the amount of any compensation due, or result in the acceleration of the time of any payment due to any such person or (ii) increase any benefits otherwise payable under any Non-U.S. Benefit Plan or result in the acceleration of the time of payment or vesting of any benefit under a Non-U.S. Benefit Plan.
(g)    Except as set forth in Schedule 3.12(g) of the Seller Disclosure Schedules, no Non-U.S. Benefit Plan that is an employee welfare benefit plan within the meaning of Section 3(1) of ERISA (or has analogous treatment under applicable Law) provides benefits, including death or medical benefits (whether or not insured), with respect to current or former employees of any Acquired Company beyond their retirement or other termination of service, other than (i) coverage mandated solely by applicable Law or (ii) benefits, the costs of which are borne by the current or former employee or his or her beneficiary.
(h)    Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, with respect to each Non-U.S. Benefit Plan (i) all employer and employee contributions to each Non-U.S. Benefit Plan required by applicable Law or by the terms of such Non-U.S. Benefit Plan have been made, or, if applicable, accrued, in accordance with normal accounting practices; (ii) the fair market value of the assets of each funded Non-U.S. Benefit Plan, together with any book reserve and accrued contributions, is not less than the accrued benefit obligations with respect to all current and former participants in such plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Non-U.S. Benefit Plan; and (iii) each Non-U.S. Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable Governmental Entities.
3.13    Permits.
(a)    Except as set forth in Schedule 3.13(a) of the Seller Disclosure Schedules or as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each of the Acquired Companies has all Permits that are necessary for such Acquired Company to conduct its operations in the manner in which they are presently conducted consistent with past practices and in accordance with applicable Law; and (ii) each such Permit held by the Acquired Companies is in full force and effect consistent with past practices and in accordance with applicable Law and not subject to any appeal or challenge. Since December 31, 2013, no Seller or Acquired Company has received written notice from any Governmental Entity, the consequence of which would reasonably be expected to result in a material restriction or other material adverse effect on the validity of a material Permit or the material limitation on the ability to operate the assets related to such material Permit consistent with past practices and in accordance with applicable Law in all material respects.
(b)    This Section 3.13 does not relate to environmental matters, which are instead the subject of Section 3.16.

3.14    Real Property.
(a)    Schedule 3.14(a)(i) of the Seller Disclosure Schedules lists all material real property leases, licenses and similar occupancy agreements to which any Acquired Company is a party (the “Leased Real Property”). Schedule 3.14(a)(ii) of the Seller Disclosure Schedules lists all material real property owned in fee simple or the jurisdictional equivalent by any Acquired Company (the “Owned Real Property”). Schedule 3.14(a)(iii) of the Seller Disclosure Schedules lists all material real property over which any Acquired Company has possession rights pursuant to the Concessions (the “Concession Real Property”).
(b)    Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Acquired Company has good and valid title to, or a valid leasehold, license or other possessory interest in (or has analogous property rights under applicable Law), all Owned Real Property, Leased Real Property and Concession Real Property, as the case may be, used by it, in each case free and clear of all Liens, other than Permitted Liens and, to the Knowledge of Sellers, and free of any materially adverse rights of use, usufructs, mining rights, surface rights or water rights.
(c)    Schedule 3.14(c) of the Seller Disclosure Schedules contains a true, complete and correct list of (i) any Contracts entered into between any Acquired Company and the relevant Governmental Entities in connection with authorizations and licenses authorizing the Acquired Companies to use public domain assets in the operation of their transmission lines and (ii) any concessions, authorizations and licenses whereby the relevant Governmental Entities have authorized the Acquired Companies to operate their respective power generation plants, transmission lines, hydrocarbons’ facilities and any other business related thereto, as applicable (collectively, the “Concessions”). Except as, individually or in the aggregate, would not reasonably be expected to materially and adversely affect the relevant Acquired Company, each Acquired Company has the lawful right of possession of all Concession Real Property used by it.
(d)    Except as set forth on Schedule 3.14(d) of the Seller Disclosure Schedules, neither any Acquired Company nor, to the Knowledge of Sellers, any counterparty thereto is in material default under any Real Property Lease or Concession Real Property and, to the Knowledge of Sellers, no circumstance currently exists that, with notice, the passage of time or both, would constitute a material default under any Real Property Lease or Concession Real Property and, as of the date hereof, no Acquired Company has received a written claim or notice of a material breach or default under any Real Property Lease or Concession Real Property.
3.15    Contracts.
(a)    Set forth in Schedule 3.15(a) of the Seller Disclosure Schedules is, as of the date hereof, a true and correct list of all of the following Contracts to which any Acquired Company is a party or by which any of its respective properties or assets are bound, other than any insurance policies covering any Acquired Company or any of its respective assets (the Contracts set forth or required to be set forth in Schedule 3.15(a) of the Seller Disclosure Schedules are collectively referred to herein as the “Company Material Contracts” and, as used in this Section 3.15, “Contracting Party” shall refer to the Acquired Company party to such Company Material Contract):
(i)    all Operating Contracts providing for the payment by or to the Contracting Party in excess of the Relevant Material Contract Amount per year, other than (A) any Contracts with another Acquired Company to document certain intercompany loans or (B) any Contracts with any Acquired Company for the provision of services and/or payment of costs, which are terminable by either party thereto upon not more than sixty (60) days’ notice;
(ii)    all Contracts (other than Operating Contracts) requiring a future capital expenditure by the Contracting Party in excess of the Relevant Material Contract Amount in any twelve-month (12-month) period;
(iii)    all Contracts under which the Contracting Party is obligated to sell real or personal property having a value in excess of the Relevant Material Contract Amount;
(iv)    all Contracts or business arrangements between (A) any officer or director of any Acquired Company or Affiliate thereof, on the one hand, and (B) such Acquired Company, on the other hand;
(v)    all Contracts for the purchase or sale of any business, corporation, partnership, joint venture, association or other business organization or any division, assets, operating unit or product line thereof which have a purchase or sale price in excess of the Relevant Material Contract Amount;
(vi)    all shareholders, partnership, limited liability company, voting, joint venture or similar agreements to which any Project Company or Company Subsidiary is a party, by which a Project Company or Company Subsidiary is bound or to which a Project Company or Company Subsidiary is subject (other than any such agreements of any Company Subsidiary or Project Company that is wholly owned, directly or indirectly, by such Company, or by which any such Person is bound);
(vii)    all Contracts under which the Contracting Party (A) directly or indirectly created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) or otherwise provided or may provide credit support of, Indebtedness, (B) granted a Lien on its assets, whether tangible or intangible, to secure such Indebtedness or (C) extended credit or advanced funds to any Person or (D) has any obligations relating to the financial condition of any other Person (including so-called “keepwell” agreements), in each case, in excess of the Relevant Material Contract Amount;
(viii)    all Contracts with a current and enforceable indemnification obligation that would reasonably be expected to result in payments in excess of $500,000 to or from any Person with respect to liabilities relating to any current or former business of any Acquired Company or any predecessor Person, other than in the ordinary course of business;
(ix)    all Contracts with any Governmental Entity having a value in excess of the Relevant Material Contract Amount;
(x)    all Contracts that grant a right of first refusal or right of first offer or similar right with respect to (A) any assets of the Contracting Party having a value in excess of the Relevant Material Contract Amount, (B) any direct or indirect economic interest in the Contracting Party having a value in excess of the Relevant Material Contract Amount, or (C) materially limiting the ability of an Acquired Company to own, operate, sell, transfer, pledge or otherwise dispose of any material amount of assets, property or business;
(xi)    all Contracts with any officer, individual employee or independent contractor on a full-time, part-time, consulting or other basis and providing annual compensation in excess of $500,000, including, in each case, Contracts with respect to employment or similar arrangements for the provision of services to the Acquired Company on a full- or part-time basis;
(xii)    all Contracts relating to severance, separation, change in control, retention or similar arrangements for the provision of services to the Acquired Company on a full- or part-time basis with any executive officer, plant manager, or any other employee of any Acquired Company whose Knowledge is referred to in this Agreement;
(xiii)    outstanding futures, swap, hedge, collar, put, call, floor, cap, option or other Contracts that are intended to benefit from or reduce or eliminate the risk of fluctuations in interest rates or the price of commodities, including electric power, in any form, including energy, capacity or ancillary services or securities; and
(xiv)    any Contract providing for the use of material Intellectual Property which has an annual license payment or fee in excess of the Relevant Material Contract Amount.
(b)    Except as set forth in Schedule 3.15(b)(i) of the Seller Disclosure Schedules, Sellers have made available to Purchasers true, complete and correct (in all material respects) copies of all Company Material Contracts. Except as set forth in Schedule 3.15(b)(ii) of the Seller Disclosure Schedules, each Company Material Contract is (i) in full force and effect and (ii) the valid and binding obligation of the Acquired Company party thereto and, to the Knowledge of Sellers, of each other party thereto, in each case (x) except as limited by Laws affecting the enforcement of creditors’ rights generally or by general equitable principles and (y) with such exceptions as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as set forth in Schedule 3.15(b)(ii) of the Seller Disclosure Schedules, (A) no Acquired Company is in material breach or default under any Company Material Contract, which material breach or default has not been waived, and no event has occurred which, with notice or lapse of time, would reasonably be expected to constitute such a material breach or default, (B) to the Knowledge of Sellers, no other party to any Company Material Contract is in material breach or default under such Company Material Contract and (C) no Acquired Company has received any written claim or notice of material breach or default under any Company Material Contract.
3.16    Environmental Matters. Except as set forth in Schedule 3.16 of the Seller Disclosure Schedules, or as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:
(a)    to the Knowledge of the Sellers or such Company, each Acquired Company is and has been, within any period of time established by an applicable statute of limitations or other limitations periods, in compliance with all applicable Environmental Laws, including having been complying with the terms and conditions of all material Permits required pursuant to applicable Environmental Laws (“Environmental Permits”). Each material Environmental Permit held by or relied upon by any Acquired Company is in full force and effect and not subject to any appeal or challenge, nor to the Knowledge of Sellers, has any such appeal or challenge been threatened in writing;
(b)    no Acquired Company, nor, with respect to any Acquired Company, any Seller (i) has received any written notice of any actual or alleged violation of or Liability under any Environmental Law or Environmental Permit or written notice of any investigation, inquiry or request with respect to actual or potential violation of or Liability under any Environmental Law or Environmental Permit, other than notices with respect to matters that have been fully resolved and for which no Acquired Company has any further obligations outstanding or Liability or (ii) is subject to any outstanding Governmental Order with regard to any violation of or Liability under any Environmental Law;
(c)    to the Knowledge of Sellers or the Acquired Companies, (i) no Hazardous Substances have been Released into the soil, surface water, ground water or other environmental media, and (ii) no Person has been exposed to Hazardous Substances (including asbestos-containing materials), in either case, at, on, to, migrating from or under any Real Property, which Hazardous Substances (1) any Acquired Company would be obligated to investigate or remediate pursuant to any Environmental Law, (2) would reasonably be expected to result in claims against any Acquired Company by any Persons (including claims for damage or injury to persons, property or natural resources) or (3) would otherwise result in any Liability or obligation pursuant to applicable Environmental Law of any Acquired Company;
(d)    there are no capital projects with an expected cost in excess of $5,000,000 that are either pending or have been budgeted by any Acquired Company to comply with any current or reasonably anticipated Environmental Law or any existing Environmental Permit, or that would reasonably be expected to require new or changes to existing Environmental Permits;
(e)    copies of all material correspondence since December 31, 2013 to and from Governmental Entities relating to Liability pursuant to Environmental Law, and of all material environmental investigations, studies, audits, reviews or other analyses (including with respect to changes in existing or reasonably anticipated environmental requirements) in the possession of Sellers or any Acquired Company, in each case, in relation to the Acquired Companies or any Real Property, which documents have been prepared since December 31, 2013, have been provided to Purchasers or made available in the Virtual Data Room prior to the date hereof; and
(f)    each of the Acquired Companies have all material Permits that are necessary for such Acquired Company to conduct its operations in compliance with applicable Environmental Law in all material respects and in the manner which they are presently conducted consistent with past practices.
Notwithstanding any of the representations and warranties contained elsewhere in this Agreement, all environmental matters shall be governed exclusively by this Section 3.16.
3.17    Labor Matters.
(a)    Schedule 3.17(a) of the Seller Disclosure Schedules contains a list of all collective bargaining agreements or labor agreements to which any Acquired Company is bound (the “CBAs”).
(b)    Except as set forth in Schedule 3.17(b) of the Seller Disclosure Schedules, no employees of any Acquired Company are represented by any labor union, works council or labor organization with respect to their employment with any Acquired Company.
(c)    To the Knowledge of Sellers, as of the date hereof, there are no labor union organizing activities with respect to any employees of any Acquired Company. To the Knowledge of Sellers, no labor organization representing employees of an Acquired Company has made a written demand to such Acquired Company for recognition that is pending as of the date hereof; and, as of the date hereof, there are no representation proceedings or written petitions seeking a representation proceeding, involving employees, against any Acquired Company, that are currently pending.
(d)    Since December 31, 2013 through the date hereof, there have been no material (i) labor strikes, work stoppages, slowdowns, lockouts or labor-related arbitrations against or affecting any Acquired Company; (ii) grievances or other labor disputes or proceedings pending against or involving any employee of any Acquired Company; or (iii) Actions or unfair labor practice charges, grievances or complaints, pending by or on behalf of any employee of an Acquired Company.
(e)    Each Acquired Company has properly and validly established or used outsourcing schemes in instances where services are or were provided to such Acquired Company by contractors except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
3.18    Intellectual Property.
(a)    Schedule 3.18(a) of the Seller Disclosure Schedules lists all registered intellectual property assets, including all registrations or applications for registration of any patents, trademarks, service marks and domain names, that will be owned by an Acquired Company as of the Closing Date or will otherwise be transferred to Purchasers at or prior to the Closing.
(b)    Except as set forth on Schedule 3.18(b) of the Seller Disclosure Schedules or as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Acquired Company owns and possesses, free and clear of all Liens (and without restriction as to use or disclosure) all right, title and interest in and to, or has a valid and enforceable license to use, all inventions, patents, patent rights (including patent applications and licenses), know-how, trade secrets, trademarks (including trademark applications), trademark rights, trade names, trade name rights, service marks, service mark rights, copyrights and other proprietary intellectual property rights (collectively, “Intellectual Property”) used in and necessary for the conduct of the businesses of the Acquired Companies as currently conducted or as proposed by the Acquired Companies to be conducted, free from any requirement of any past, present or future payments (other than maintenance and similar payments), charges or fees or conditions, rights or restrictions; (ii) to the Knowledge of the Company, the businesses of the Acquired Companies as currently conducted, do not infringe, have not misappropriated, and do not otherwise violate the Intellectual Property rights of any third party, (iii) to the Knowledge of Sellers, no third party is challenging, infringing or otherwise violating any right of any Acquired Company in any Intellectual Property owned by an Acquired Company and necessary for the conduct of the businesses of the Acquired Companies as currently conducted; (iv) no Acquired Company has received any written notice of any pending claim that Intellectual Property owned by an Acquired Company and/or used in and necessary for the conduct of the businesses of the Acquired Companies as currently conducted infringes or otherwise violates the Intellectual Property rights of any third party; (v) to the Knowledge of Sellers, following the Closing, the Purchasers will be permitted to exercise all of the Acquired Companies’ Intellectual Property used in and necessary for the conduct of the businesses of the Acquired Companies as currently conducted to the same extent that the Acquired Companies would have been able to had the Closing not occurred and without being required to pay any material additional amounts or consideration; and (vi) the Acquired Companies have used, and currently use Reasonable Best Efforts to enforce, policies generally requiring each employee and individual independent contractor who is involved in the development of material Intellectual Property to execute one or more agreements with provisions assigning ownership of Intellectual Property developed within the scope of the individual’s employment or independent contractor relationship with the Acquired Company, and all such persons have duly executed and delivered such agreements to the Acquired Company.

3.19    Affiliate Contracts; Intercompany Indebtedness; Support Obligations.
(a)    Schedule 3.19(a) of the Seller Disclosure Schedules contains a true, complete and correct list, as of the date hereof, of each material Contract between (i) any Acquired Company, on the one hand, and (ii) any Seller or any Non-Company Affiliate, on the other hand (collectively, but excluding any Intercompany Indebtedness, the “Affiliate Contracts”).
(b)    Schedule 3.19(b) of the Seller Disclosure Schedules contains a true and accurate account of any Indebtedness that is owed to or from any Acquired Company, on the one hand, from or to Parent or any of its Subsidiaries (other than the Acquired Companies), on the other hand (the “Intercompany Indebtedness”) as of the date set forth on such Schedule 3.19(b).
(c)    Except as would not reasonably be expected to be material to the Acquired Companies, taken as a whole, each Acquired Company has operated its business in its own name and does not commingle its funds with those of any other Person. There are no credit support obligations, including guarantees, letters of credit, escrow arrangements, surety and performance bonds and security agreements and arrangements (other than collateral included in Net Working Capital) outstanding, provided by or to certain Non-Company Affiliates on behalf of or by any of the Acquired Companies.
(d)    Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2015 through the date hereof, all transactions between Duqueco, on the one hand, and any of the Acquired Companies, on the other hand, have been on terms no less favorable to Duqueco than would be obtained in a comparable arm’s length transaction with a Person that is not an Affiliate, or, if no comparable arm’s length transaction with a Person that is not an Affiliate is available, then on terms reasonably believed by Duqueco to be fair and reasonable.
3.20    Insurance.
(a)    Set forth in Schedule 3.20(a) of the Seller Disclosure Schedules is a list of all material third party policies of insurance under which any assets or business activities of any Acquired Company are covered, including, for each such policy, the type of policy, the name of the insured, the term of the policy, a description of the limits of such policy, the basis of coverage and the deductibles. True, complete and correct (in all material respects) copies of such insurance policies have been made available to Purchasers. As of the date hereof, each such insurance policy is in full force and effect, all premiums due and payable thereunder have been paid in full, and no Acquired Company is in default with respect to the obligations under any such policies or has otherwise failed to comply in all material respects with the terms and conditions of such policies.
(b)    Sellers or the Non-Company Affiliates provide the self-insurance arrangements to the Project Companies set forth in Schedule 3.20(b) of the Seller Disclosure Schedules relating to their respective businesses on such terms and against such risks and losses as is in accordance with good industry practices.  Any such self-insurance arrangements are in full force and effect, and each Project Company is in material compliance with the terms and conditions thereof, if any.
(c)    With respect to each such insurance policy and self-insurance arrangements set forth on Schedule 3.20(a) and Schedule 3.20(b) of the Seller Disclosure Schedules: (i) to the Knowledge of Sellers, as of the date hereof, no insurer on the policy has been declared insolvent or placed in receivership, conservatorship or liquidation; and (ii) no written notice of cancellation or termination has been received other than in connection with ordinary renewals or terminations under the terms thereof.
(d)    As of the date hereof, no request or application made by any of the Acquired Companies since December 31, 2013 to any insurer for coverage, payment of a claim or the issuance of a policy has been denied on the basis of willful misconduct or fraud.
3.21    Assets.
(a)    Except as set forth in Schedule 3.21(a) of the Seller Disclosure Schedules, as of the date hereof, the Acquired Companies have good and valid title to, or in the case of leased properties and assets, a valid leasehold interest in, all of their respective material properties and material assets, in each case not subject to any Liens (other than Permitted Liens).
(b)    Except as set forth in Schedule 3.21(b) and Schedule 3.18(b) of the Seller Disclosure Schedules, and except for any property or assets to be provided or to be made available pursuant to the Transition Services Agreement, the properties and assets of the Acquired Companies to be acquired pursuant to this Agreement constitute all the material properties and material assets used or held for use by the Acquired Companies in, and necessary and sufficient for the operation of, the businesses of the Acquired Companies as operated on the date hereof and as they will be operated immediately prior to the Closing Date.
(c)    Except as set forth in Schedule 3.21(c) of the Seller Disclosure Schedules, (i) the machinery and equipment included among the assets of the Acquired Companies are in normal operating condition for similar facilities of a similar age, are maintained in accordance with Good Utility Practice, and are suitable for the purposes for which they are now being used in the conduct of the business of the Acquired Companies in accordance with Good Utility Practice and (ii) neither the Sellers, the Acquired Companies nor their respective Affiliates have deferred maintenance of any assets of the Acquired Companies other than in accordance with Good Utility Practice.
(d)    The cooling tower is the only material asset or property of the Las Palmas II plant in Guatemala that was materially damaged during the fire incident that occurred on July 16, 2016.
3.22    Brokers and Finders. No Acquired Company has entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other firm or Person to any broker’s or finder’s fee or any other commission or similar fee payable by any Acquired Company in connection with any of the transactions contemplated by this Agreement, except Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC, whose fees and expenses shall be paid by Sellers or their direct or indirect parent companies.
3.23    Directors and Officers. Set forth in Schedule 3.23 of the Seller Disclosure Schedules is a true, complete and correct list, as of the date hereof, of the directors and officers of each Acquired Company.
3.24    Compliance with Anti-Corruption Laws. Since December 31, 2013, none of the Acquired Companies, any officer, nor to the Knowledge of Sellers, any director or employee of the Acquired Companies or any other agent or Person duly authorized to act for or on behalf of Acquired Companies, has, directly or indirectly, taken any action that would reasonably be expected to cause any Acquired Company to be in material violation of applicable anti-corruption laws. Since December 31, 2013, the Acquired Companies, their respective officers, and, to the Knowledge of Sellers, their respective agents, directors, employees, consultants and contractors are, and since December 31, 2013 have been, in compliance in all material respects with all applicable anti-corruption laws. As of the date hereof, no enforcement action by any Governmental Entity or any Person alleging any failure to comply with any applicable anti-corruption laws is pending against any Acquired Company, their respective officers or, to the Knowledge of Sellers, any of their respective agents, directors, employees, consultants or contractors. None of the Acquired Companies nor, to the Knowledge of Sellers, any other Person acting for or on behalf of the Acquired Companies, is an OFAC Sanctioned Person. The Acquired Companies, their respective officers, and, to the Knowledge of Sellers, their respective directors, employees, agents, consultants or contractors are in compliance in all material respects with, and none of the Acquired Companies, their respective officers, and, to the Knowledge of Sellers, directors and employees (acting in such capacity), agents, consultants or contractors, has previously since December 31, 2013 violated the USA Patriot Act of 2001, as amended, to the extent applicable to any such Person, or any applicable anti-money laundering law. For purposes of this Section 3.24, “agent” means an authorized agent of the Acquired Companies in connection with work such authorized agent has performed on behalf of and as authorized by the Acquired Companies or any of their Affiliates.
3.25    Books and Records. The minute books and other similar corporate records of the Acquired Companies as made available to Purchasers are accurate and complete in all material respects. The minute books of each Acquired Company contain accurate and complete records, in all material respects, of all meetings, and material actions taken by written consent, of its stockholders or other equity holders, its board of directors or similar governing body and any committees thereof. Each Acquired Company maintains its own full and complete books and records.

3.26    Internal Controls. Each Acquired Company maintains books and records that in reasonable detail accurately reflect the transactions and dispositions of the assets of such Acquired Company and maintains adequate internal control over financial reporting which are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Financial Statements, including that (a) such Acquired Company’s transactions are executed with management’s authorization; (b) such Acquired Company’s transactions are recorded as necessary to permit preparation of the Financial Statements and to maintain accountability for such Acquired Company’s assets; (c) access to such Acquired Company’s assets is permitted only in accordance with management’s authorization; and (d) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.
3.27    Bankruptcy. Except as set forth on Schedule 3.27 of the Seller Disclosure Schedules:
(a)    Since December 31, 2013, (i) no Acquired Company has been the subject of any insolvency, liquidation or similar proceeding; (ii) no order has been made and no resolution has been passed for the bankruptcy, suspension of payments, winding-up, dissolution and liquidation of any Acquired Company or for a provisional liquidator to be appointed in respect of them; and (iii) no such petition has been filed and no meeting has been convened for the purpose of obtaining such a resolution.
(b)    As of the date hereof, (i) no receiver or administrative receiver has been appointed in respect of any Acquired Company; (ii) no Acquired Company is unable to pay its Indebtedness nor has it stopped paying its Indebtedness as it becomes due and payable, except for any Indebtedness which any such Acquired Company is disputing in good faith; and (iii) no Acquired Company is otherwise insolvent or bankrupt (or deemed to be insolvent or bankrupt) under any applicable Law.
(c)    Immediately prior to the Closing and without giving effect to the Transaction and the consummation of the other transactions contemplated by this Agreement (including the Financing being entered into in connection therewith) (i) the fair saleable value (determined on a going concern basis) of the assets of Duqueco shall be greater than the total amount of their liabilities (including all liabilities, whether or not reflected in a balance sheet prepared in accordance with GAAP, and whether direct or indirect, fixed or contingent, secured or unsecured, disputed or undisputed); (ii) Duqueco shall be able to pay its debts and obligations as they become due; and (iii) Duqueco shall have adequate capital to carry on their businesses and all businesses in which they are about to engage.
3.28    No Other Representations and Warranties. Except for the representations and warranties of each Seller contained in Article II and this Article III, no Seller or Person acting on behalf of any Seller or any Acquired Company makes any representation or warranty, express or implied, concerning the businesses, finances, operations, assets, liabilities, prospects or any other aspect of the Acquired Companies.
ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASERS
Each Purchaser hereby represents and warrants to each Seller, as to itself, that except as disclosed in the Purchaser Disclosure Schedules:
4.1    Organization and Qualification. Purchaser 1 is a limited partnership duly formed, validly existing and in good standing under the laws of the Cayman Islands, and after giving effect to the Purchaser Assignment, will be a sociedad anónima cerrada, duly formed, validly existing and in good standing under the laws of Peru, Purchaser 2 is a private limited company duly formed, validly existing and in good standing under the laws of the United Kingdom, as of the date hereof, and after giving effect to the Purchaser Assignment will be a sociedad de responsabilidad limitada, duly formed, validly existing and in good standing under the laws of Spain, and after giving effect to the Purchaser Assignment, Purchaser 3 will be a private limited company duly formed, validly existing and in good standing under the laws of the United Kingdom. Each of the Purchasers has full limited partnership power and authority to own, lease and operate its respective assets and properties and to conduct its respective business as presently conducted. Each of the Purchasers is duly qualified to do business and is in good standing as a foreign limited partnership in all jurisdictions in which such qualification is necessary under applicable Law as a result of the conduct of its business or the ownership of its properties, except for those jurisdictions where failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect, or to otherwise prevent or materially delay the consummation of the transactions contemplated by this Agreement.
4.2    Authority. Each Purchaser has full corporate, limited liability company, partnership or limited partnership, as applicable, power and authority to enter into this Agreement and, subject to receipt of the Purchaser Required Statutory Approvals, to consummate the transactions contemplated hereby. The execution, delivery and performance by such Purchaser of this Agreement and the consummation by such Purchaser of the transactions contemplated hereby have been duly and validly authorized by all requisite corporate, limited liability company, partnership or limited partnership, as applicable, action on the part of such Purchaser, and no other limited partnership proceedings or approvals on the part of any Purchaser are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by each Purchaser and, assuming the due authorization, execution and delivery hereof by each other Party, constitutes the legal, valid and binding obligation of such Purchaser, enforceable against such Purchaser in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’ rights generally or by general equitable principles.
4.3    Non-contravention. Except as set forth in Schedule 4.3 of the Purchaser Disclosure Schedules, the execution and delivery of this Agreement by Purchasers and the consummation of the transactions contemplated hereby do not and will not, result in any Violation, or result in the creation of any Lien upon any of the properties or assets of such Purchaser, pursuant to any provision of (a) the Organizational Documents of such Purchaser; (b) subject to obtaining the third-party Consents set forth in Schedule 4.3 of the Purchaser Disclosure Schedules (the “Purchaser Required Consents”), any Contract to which such Purchaser is a party or by which such Purchaser may be bound; or (c) subject to obtaining the Purchaser Required Statutory Approvals, any Law, Permit or Governmental Order applicable to such Purchaser, other than, in the case of clauses (a), (b) and (c), for any such Violation or Lien which would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect, or to otherwise prevent or materially delay the consummation of the transactions contemplated by this Agreement.
4.4    Statutory Approvals. Except for the filings or approvals (a) set forth in Schedule 4.4 of the Purchaser Disclosure Schedules (the “Purchaser Required Statutory Approvals”) and (b) as may be required due to the regulatory or corporate status of Sellers or the Companies, no Consent of any Governmental Entity is required to be made or obtained by any Purchaser in connection with the execution and delivery of this Agreement or the consummation by Purchasers of the transactions contemplated hereby, except those which the failure to obtain or make would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect, or to otherwise prevent or materially delay the consummation of the transactions contemplated by this Agreement.

4.5    Ownership of Certain Assets; Operations. Schedule 4.5 of the Purchaser Disclosure Schedules sets forth for each Purchaser (i) whether such Purchaser is doing business in any of the Relevant Countries and (ii) any ownership interests in any natural gas transportation or distribution facilities, generating facilities, transmission and distribution (T&D) assets or power-generating assets, as well as in any assets or businesses in the trunk transmission sector, held such Purchaser or its Affiliates in the Relevant Countries. Except as set forth on Schedule 4.5 of the Purchaser Disclosure Schedule, no Purchaser nor any of its Affiliates has ongoing operations in the electricity industry in the Relevant Countries.
4.6    Financing; Solvency.
(a)    The Purchasers have furnished to the Sellers a true and complete copy of (i) a fully executed equity commitment letter, dated as of October 10, 2016, by and between the Purchasers and the Investors (together with all exhibits, schedules, annexes, supplements and amendments thereto, the “Equity Commitment Letter”) pursuant to which the Investors have committed to invest, directly or indirectly, in the Purchasers the cash amounts set forth therein (the “Equity Financing”), subject to the terms and conditions set forth in the Equity Commitment Letter, and (ii) a fully executed debt commitment letter, dated as of October 7, 2016, by Deutsche Bank AG, London Branch, in favor of I Squared Capital Advisors (US) LLC, as manager of ISQ Global Infrastructure Fund L.P. and its affiliated entities (together with all exhibits, schedules, annexes, supplements and amendments thereto and including any fee letter, with only the fee amounts and market flex terms redacted from any such fee letter in a customary manner (so long as the redaction does not cover terms that would adversely affect the conditionality, availability or termination of the Debt Financing), the “Debt Commitment Letter,” and together with the Equity Commitment Letter, the “Commitment Letters”) pursuant to which such lending parties named therein have committed to provide the Purchasers with at least $450,000,000 in debt financing (the “Loans”) for the purpose of funding the transactions contemplated by this Agreement (the “Debt Financing” and, together with the Equity Financing, the “Financing”), subject to the terms and conditions set forth in the Debt Commitment Letter. The aggregate proceeds to be disbursed pursuant to the agreements contemplated by the Commitment Letters, together with all other funds of Purchasers, are sufficient to allow Purchasers to complete the Transaction on the terms and subject to the conditions set forth in this Agreement and to consummate the transactions contemplated by this Agreement, including for Purchasers to pay the aggregate amounts payable pursuant to Article I at the Closing and for the payment of all fees, costs and expenses to be paid by Purchasers related to the transactions contemplated by this Agreement, including such fees, costs and expenses relating to the Financing. Each Commitment Letter is valid, binding and in full force and effect as to Purchasers and, to the Knowledge of Purchasers, each of the other parties to the Commitment Letters. As of the date of this Agreement, neither Purchasers nor any of their Affiliates are in breach of any of their covenants or other obligations set forth in, or are in default under, any of the Commitment Letters, nor do Purchasers or any of their Affiliates have knowledge of any breach of the Commitment Letters by any of the other parties thereto, and to the Knowledge of Purchasers no event has occurred or circumstance exists that, with or without notice, lapse of time or both, would or would reasonably be likely to (i) constitute or result in a breach or default on the part of any Person under any of the Commitment Letters, (ii) constitute or result in a failure to satisfy any of the terms or conditions set forth in any of the Commitment Letters, (iii) make any of the assumptions or any of the statements set forth in the Commitment Letters inaccurate in any respect or (iv) otherwise result in any portion of the Financing not being available. The Commitment Letters have not been amended or modified in any respect prior to the date of this Agreement and as of the date of this Agreement and the commitments contained in the Commitment Letters have not been withdrawn, rescinded, terminated, amended, supplemented or modified, in any respect, and no such withdrawal, repudiation, rescission, termination, amendment, supplement or modification is contemplated by Purchasers. There are no conditions precedent or other contingencies relating to the funding of the full amount of the Equity Financing or the Debt Financing by the financing sources, or any contracts, agreements, arrangements or understandings related to the Financing, other than as specifically set forth in the respective Commitment Letters. Assuming the accuracy of the representations and warranties for the Companies set forth in Article III, as of the date of this Agreement, Purchasers have no reason to believe (both before and after giving effect to any “flex” provisions contained in the Debt Commitment Letter) that they will be unable to satisfy, on a timely basis, any term or condition to be satisfied by them contained in the Commitment Letters or that the full amounts committed pursuant to the Commitment Letters will not be available as of the Closing if the terms or conditions to be satisfied by them contained in the Commitment Letters are satisfied. As of the date of this Agreement, Purchasers have fully paid any and all commitment fees or other fees or deposits required by the Commitment Letters to be paid on or before the date of this Agreement. Notwithstanding anything contained in this Agreement to the contrary, Purchasers expressly acknowledge that their obligations hereunder are not conditioned in any manner upon Purchasers or any of their Affiliates obtaining any financing.
(b)    Assuming that the representations and warranties of the Sellers contained in Article II and Article III of this Agreement are true and correct in all material respects, immediately after giving effect to the Transaction and the consummation of the other transactions contemplated by this Agreement (including the Financing being entered into in connection therewith):
(i)    the fair saleable value (determined on a going concern basis) of the assets of the Purchasers and the Acquired Companies shall be greater than the total amount of their liabilities (including all liabilities, whether or not reflected in a balance sheet prepared in accordance with

GAAP, and whether direct or indirect, fixed or contingent, secured or unsecured, disputed or undisputed);
(ii)    Purchasers and the Acquired Companies shall be able to pay their debts and obligations as they become due; and
(iii)    Purchasers and the Acquired Companies shall have adequate capital to carry on their businesses and all businesses in which they are about to engage.
(c)    In completing the Transaction, Purchaser does not intend to hinder, delay or defraud any present or future creditors of the Purchasers or the Acquired Companies.
4.7    Litigation. Except as set forth in Schedule 4.7 of the Purchaser Disclosure Schedules, there is no Action pending or, to the Knowledge of Purchasers, threatened against any Purchaser or any of their respective Subsidiaries or affecting any of their respective assets or properties that, if adversely determined, would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect, or to otherwise prevent or materially delay the consummation of the transactions contemplated by this Agreement. There are no Governmental Orders of or by any Governmental Entity applicable to any Purchaser or any of its Subsidiaries, except for such that would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect, or to otherwise prevent or materially delay the consummation of the transactions contemplated by this Agreement.
4.8    Investment Intention; Sufficient Investment Experience; Independent Investigation. Each Purchaser is acquiring the Company Shares for its own account and not with a view to their sale or distribution in violation of applicable securities Laws. Each Purchaser has such knowledge and experience in financial and business matters that it is capable of evaluating the Companies and the merits and risks of an investment in the Company Shares. Purchasers have been given adequate opportunity to examine all documents provided by, conduct due diligence and ask questions of, and to receive answers from, Sellers, the Companies and their respective Representatives concerning the Companies and Purchasers’ investment in the Company Shares. Purchasers have, among other things, had full access to the Virtual Data Room and received the Seller Disclosure Schedules. Purchasers have also received certain projections and other forecasts, including projected financial statements, cash flow items, capital expenditure budgets and certain business plan information, and each Purchaser acknowledges that (a) there are uncertainties inherent in attempting to make such projections and forecasts and, accordingly, it is not relying on them, (b) each Purchaser is familiar with such uncertainties and is taking full responsibility for making its own evaluation of the adequacy and accuracy of all such projections and forecasts, (c) no Purchaser has any claim under this Agreement against anyone with respect to the accuracy of such projections and forecasts, and (d) neither any Seller nor any Company nor any other Person has made any representation or warranty with respect to such projections and forecasts. Each Purchaser acknowledges and affirms that it has completed to its satisfaction its own independent investigation, analysis and evaluation of the Acquired Companies, that it has made all such reviews and inspections of the businesses, assets, Liabilities, results of operations and condition (financial or otherwise) of the Acquired Companies as it has deemed necessary or appropriate, and that in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby it has relied solely on its own independent investigation, analysis and evaluation of Sellers’ representations and warranties set forth in Article II and the Companies’ representations and warranties set forth in Article III.
4.9    Brokers and Finders. No Purchaser has entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other firm or Person to any broker’s or finder’s fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement, except Santander Bank, N.A., whose fees and expenses will be paid by Purchasers in accordance with Purchasers’ agreement with such firm.
4.10    Compliance with Laws. Except as set forth in Schedule 4.10 of the Purchaser Disclosure Schedules, since December 31, 2013, no Purchaser nor any of its Affiliates has been given written notice by any Governmental Entity of, or been charged in writing by any Governmental Entity with, any violation of, or, to the Knowledge of Purchasers, is in violation of, or is under investigation with respect to any violation of, any Law or Governmental Order, except, in each case, for violations which would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect, or to otherwise prevent or materially delay the consummation of the transactions contemplated by this Agreement. Each Purchaser and each of its respective Subsidiaries is in compliance with (a) the USA PATRIOT Act of 2001, as amended, and any rules and regulations promulgated thereunder, (b) the Foreign Corrupt Practices Act of 1977, as amended, and any rules and regulations promulgated thereunder, (c) the Organisation for Economic Co-operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and legislation implementing such Convention and (d) the United Kingdom Bribery Act of 2010, as amended, and any rules and regulations promulgated thereunder.
4.11    No Other Representations and Warranties. Except for the representations and warranties contained in this Article IV, no Purchaser or any Person acting on behalf of any Purchaser makes any representation or warranty, express or implied, under this Agreement. Each Purchaser acknowledges and agrees that, except as expressly set forth in Article II and Article III, neither any Seller nor any Company nor any of their Affiliates has made any representation or warranty, express or implied, to Purchasers or any of their Affiliates in connection with this

Agreement. Without limiting the generality of the foregoing, and except as expressly set forth in Article II and Article III, (a) each Purchaser acknowledges and agrees that neither any Seller nor any Company nor any of their Affiliates has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding any Seller or its Affiliates made available to Purchaser, and (b) neither any Seller nor any Company nor any other Person shall be subject to any Liability to Purchasers, or any other Person, as a result of any Seller having made available to Purchasers any such information, including in the Virtual Data Room, management presentations (formal or informal), or in any other form in connection with the Transaction.  Without limiting the foregoing, neither any Seller nor any Company nor any of their Affiliates makes any representation or warranty to any Purchaser or Parent with respect to any financial projection or forecast relating to the Acquired Companies.
ARTICLE V

COVENANTS
5.1    Conduct of Business.
(a)    After the date hereof and prior to the Closing or earlier termination of this Agreement (the “Interim Period”), except as set forth in Schedule 5.1 of the Seller Disclosure Schedules and except (i) as required or expressly permitted by this Agreement, (ii) as contemplated by or in connection with the Restructuring Transactions, (iii) in connection with necessary or prudent maintenance due to breakdown or casualty, or other actions taken in response to a business emergency, provided that reasonably prompt written notice of any such material action is delivered to Purchasers, (iv) as contemplated in the annual budgets or capital budgets of any Acquired Company, (v) for the issuance of any cash dividends or any cash distributions from any Acquired Company, (vi) as required by applicable Law, or (vii) to the extent any Purchaser shall otherwise consent in writing, which decision regarding consent shall be made promptly, and which consent shall not be unreasonably withheld, conditioned or delayed, Sellers shall cause each Company and each Company shall, and each Company shall cause each of its Company Subsidiaries and each of its Project Companies to:
(i)    conduct its business in the ordinary and usual course in substantially the same manner as heretofore conducted and, to the extent consistent therewith, use Reasonable Best Efforts to preserve its business organization intact and maintain its existing relations and goodwill with customers, suppliers, creditors, lessors, employees and business associates;
(ii)    not (A) amend its Organizational Documents, other than amendments which are ministerial in nature or not otherwise material; (B) split, combine or reclassify its outstanding Equity Interests; or (C) repurchase, redeem or otherwise acquire any shares of its capital stock or any securities convertible into or exchangeable or exercisable for any shares of its capital stock;
(iii)    not issue, sell, or dispose of any shares of, or securities convertible into or exchangeable or exercisable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of its capital stock;
(iv)    not incur any Indebtedness, other than (A) borrowings under existing credit facilities as such facilities may be amended or replaced, or (B) in an aggregate amount not to exceed the Relevant Aggregate Interim Period Amount;
(v)    not make, or make any commitments for, capital expenditures in excess of the Relevant Interim Period Amount individually or the Relevant Aggregate Interim Period Amount in the aggregate;
(vi)    not make any acquisition of, or investment in assets or stock or other equity interests of any other Person in excess of the Relevant Interim Period Amount singularly or the Relevant Aggregate Interim Period Amount in the aggregate;
(vii)    not sell, lease, license, encumber or otherwise dispose of any of its assets, except in the ordinary course of business;
(viii)    not assign, materially amend (in an adverse manner), terminate (except for any termination due to the end of the term thereof) or waive any material term under, exercise any material option under, or give any material Consent with respect to, any Company Material Contract or Material Lease;
(ix)    not enter into any Contract with any Seller or an Affiliate thereof (other than an Acquired Company);
(x)    not take any action to materially accelerate the collection of accounts receivable outside the ordinary course of business, or otherwise materially change any policy or practices regarding extension of credit, prepayment, sales, collections, receivables or payment of accounts;
(xi)    not engage in any material new line of business;

(xii)    not waive, release, assign, settle, compromise or satisfy any claim (which shall include, but not be limited to, any pending or threatened Action), that exceeds the Relevant Interim Period Amount singularly or the Relevant Aggregate Interim Period Amount in the aggregate;
(xiii)    not terminate, establish, adopt, enter into, make any new grants or awards of stock-based compensation or other benefits under, amend or otherwise materially modify any Non-U.S. Benefit Plan or, solely with respect to any directors, officers or employees of an Acquired Company, any Company Plan or any plan, agreement or other arrangement that would be a Company Plan if it were in existence as of the date of this Agreement, or increase the salary, wage, bonus or other compensation of any directors, officers or employees of any Acquired Company, except (A) for grants or awards to directors, officers and employees under existing Company Plans in such amounts and on such terms as are consistent with past practice, (B) in the normal and usual course of business (which shall include normal periodic performance reviews and related plans and the provision of individual Company Plans consistent with past practice for newly hired, appointed or promoted officers and employees), or (C) for actions reasonably determined to be necessary or appropriate for administrative reasons or to satisfy applicable Law or existing contractual obligations under Company Plans;
(xiv)    not change any material financial accounting method, policy, practice or election, except as required by GAAP, applicable local Law or local accounting principles;
(xv)    not adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, or any plan for the sale of all or substantially all the assets of any Company or any Subsidiary thereof;
(xvi)    (A) maintain, or cause to be maintained, in full force and effect, the self-insurance arrangements maintained by Sellers or the Non-Company Affiliates for the benefit of the Acquired Companies set forth in Schedule 3.20(b) of the Seller Disclosure Schedules, and (B) unless not available on commercially reasonable terms, maintain insurance with financially responsible or nationally recognized insurers in such amounts and against such risks and losses as are consistent with the insurance maintained by it in the ordinary and usual course of business with respect to any of the Acquired

Companies with respect to which self-insurance arrangements are not maintained by Sellers or the Non-Company Affiliates as set forth in Schedule 3.20(b);
(xvii)    maintain or cause to be maintained (in the ordinary course of business and consistent with past practice) and not amend or cause to be amended in any material respect, terminate, or assign any material Permit held by any Acquired Company (including Environmental Law);
(xviii)    not (A) make or change any material election with respect to Taxes, (B) change any material Tax accounting method, (C) settle any material Tax claim, (D) amend any material Tax Return, (E) waive any material Tax refund claim, or (F) consent to any material extension or waiver of the limitation period applicable to any Tax assessment, in each case, to the extent that doing so would reasonably be expected to result in a material incremental cost to Purchaser or any of the Acquired Companies after Closing; and
(xix)    not commit in writing or agree to take any of the actions set forth in subsections (ii)-(xviii) of this Section 5.1(a).
(b)    Nothing contained in this Agreement shall give Purchasers, directly or indirectly, any right to control or direct any Acquired Company’s operations of its business prior to the Closing. Prior to the Closing, Sellers and each of the Acquired Companies shall exercise, consistent and in accordance with the other terms and conditions of this Agreement, complete control and supervision over their respective businesses.
5.2    Regulatory Approvals.
(a)    Regulatory Approvals. Each Party shall cooperate and use Reasonable Best Efforts to prepare and file as soon as practicable (but in no event more than thirty (30) days following the date hereof) all applications, notices, petitions, filings and other documents necessary to obtain, and shall use Reasonable Best Efforts to obtain, the Required Statutory Approvals. The Parties further agree to use Reasonable Best Efforts (i) to take any act, make any undertaking or receive any clearance or approval required by any Governmental Entity or applicable Law and (ii) to satisfy any conditions imposed by any Governmental Entity in all Final Orders, in each case in order to consummate the transactions contemplated hereby as soon as reasonably possible. Each of the Parties shall (i) respond as promptly as practicable to any inquiries or requests received from any Governmental Entity for additional information or documentation, (ii) provide such information with respect to such Party as may be necessary to obtain the Required Statutory Approvals and (iii) not enter into any agreement with any Governmental Entity that would reasonably be expected to adversely affect the Parties’ ability to consummate the transactions contemplated by this Agreement, except with the prior consent of the other Parties (which consent shall not be unreasonably withheld, conditioned or delayed). Each of the Parties shall use Reasonable Best Efforts to avoid or eliminate each and every impediment under any antitrust, competition, or trade or energy regulation Law that may be asserted by any Governmental Entity with respect to the transactions contemplated hereby so as to enable the Closing Date to occur as soon as reasonably possible. The actions required by the immediately preceding sentence shall include proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of such power generation, electric transmission or oil & gas assets or businesses of Purchasers or their respective Affiliates (including their respective Subsidiaries (except for the Acquired Companies)), and agreeing to such limitations on their conduct or actions as may be required in order to obtain the Required Statutory Approvals as soon as reasonably possible, to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding, which would otherwise have the effect of preventing or delaying the Closing Date, and defending through litigation on the merits, including appeals, any claim asserted in any court by any Person.
(b)    Communications. Each Party shall (i) promptly furnish each other Party with copies of all filings, notices, correspondence or other written communications from or to, and inform one another of any communications received from, any Governmental Entity, (ii) promptly make any appropriate or necessary subsequent or supplemental filings, (iii) cooperate in the preparation of such filings as is reasonably necessary and appropriate, and (iv) permit each other Party to review in advance any proposed written communication between such Party and any Governmental Entity.  If a Party or any of its Affiliates intends to participate in any substantive meeting or discussion with any Governmental Entity with respect to the transactions contemplated by this Agreement or any filings, investigations or inquiries made in connection with the transactions contemplated by this Agreement, it will give the other Parties reasonable prior notice of, and to the extent permitted by such Governmental Entity, an opportunity to participate in, such meeting or discussion. This Section 5.2(b) does not relate to Tax matters, which are instead the subject of Section 5.14.
5.3    Required Consents. Sellers and the Companies, on the one hand, and Purchasers, on the other hand, agree to use Reasonable Best Efforts to obtain the Company Required Consents and the Purchaser Required Consents, respectively, and to cooperate with each other in connection with the foregoing.
5.4    Access.
(a)    Subject to applicable Law and Governmental Orders, Sellers shall, and shall cause each of the Acquired Companies to, during the period from and after the date hereof until the Closing, upon reasonable advance notice, (i) afford Purchasers and their authorized directors, officers, employees, accountants, counsel, investment bankers and consultants (collectively, “Representatives”) reasonable access, during normal business hours, in the presence of at least one (1) Representative of Sellers, to the employees, properties, books and records (with respect to Tax records, only to the extent solely and directly related to the Acquired Companies), contracts and other documents of the Acquired Companies, (ii) furnish to Purchasers such financial and operating data and other information relating to the Acquired Companies as Purchasers may reasonably request (including such accounting and auditing information as may be necessary to prepare financial statements), and (iii) instruct the appropriate Acquired Company employees to cooperate reasonably with Purchasers and their respective Representatives in connection with the foregoing; provided, however, that, in each case, such access, furnishing of information and cooperation shall not (v) unreasonably disrupt any Acquired Company’s operations, (w) require any Acquired Company to permit any inspection or to disclose any information that, in the reasonable judgment of such Acquired Company, would result in the disclosure of any trade secrets or violate any of its obligations or policies with respect to confidentiality, (x) require any Acquired Company to disclose any privileged information of any Acquired Company, (y) include any sampling of environmental media or building materials or (z) require Sellers or any of their Affiliates (including the Acquired Companies) to disclose any proprietary information of or regarding Sellers or their Affiliates (excluding the Acquired Companies). All requests for information made pursuant to this Section 5.4(a) shall be directed to such Persons designated by Sellers in writing from time to time. All such information shall be governed by the terms of the Confidentiality Agreement. Purchasers shall not, and shall cause their respective Representatives not to, use any information obtained pursuant to this Section 5.4(a) (as well as any other information provided to Purchasers or any of their respective Representatives by or on behalf of Parent, any Seller or any Acquired Company prior to the date hereof) for any purpose unrelated to the transactions contemplated by this Agreement. To the extent that a Seller or any of its Affiliates incur any incremental out-of-pocket costs in processing, retrieving or transmitting any such information pursuant to this Section 5.4(a), Purchasers shall reimburse such Seller and such Affiliate for the reasonable out-of-pocket costs thereof (including reasonable attorneys’ fees, but excluding reimbursement for general overhead, salaries and employee benefits) promptly upon submission to Purchasers of an invoice therefor accompanied by reasonable supporting documentation.
(b)    Purchasers shall indemnify and hold harmless Sellers, their respective Affiliates and their respective Representatives for any and all Losses, costs or expenses incurred by Sellers, their Affiliates or their respective Representatives arising out of the access rights under this Section 5.4, including any claims by any of Purchasers’ respective Representatives for any injuries or property damage while present on the Real Property.

(c)    Notwithstanding anything to the contrary in this Section 5.4, neither Sellers nor the Acquired Companies shall be obligated to disclose to Purchasers any information that could reasonably be expected to (i) violate any applicable Law, (ii) result in the loss of attorney-client privilege with respect to such information; provided, however, that, in such instances, such Acquired Company shall inform Purchasers of the general nature of the information being withheld and, upon Purchasers’ request and at Purchasers’ sole cost and expense, reasonably cooperate with Purchasers to provide such information, in whole or in part, in a manner that would not result in the loss of attorney-client privilege with respect to such information, (iii) result in a breach of an agreement to which any Seller or any Acquired Company or any of their respective Affiliates is a party, or (iv) result in the disclosure of any trade secret or confidential information of third parties.
(d)    From and after the Closing, Purchasers and Sellers shall, and shall cause their respective Representatives, upon reasonable notice, to (i) furnish to each other, and their respective Representatives, such financial and operating data and other information relating to the Acquired Companies (including books and records of the Acquired Companies) as is reasonably necessary for planning any systems conversions, process changes, litigation, employee benefits, environmental, financial reporting and accounting matters, or the preparation and filing of any required regulatory or other filings, responses or reports and information relating to any Action or as required by any Law or Governmental Order, and (ii) make available to each other, and their respective Representatives, their respective directors, officers and employees as may reasonably be requested to cooperate in connection with the foregoing; provided, however, that, in each case, such access, furnishing of information and cooperation shall not unreasonably disrupt or otherwise interfere with any Acquired Company’s or Purchasers’ operations. After the Closing, Purchasers shall cause the Acquired Companies to, and Sellers shall, preserve such information and the books and records for at least eight (8) years after the Closing Date. This Section 5.4(d) does not relate to Tax matters, which are instead the subject of Section 5.14.
5.5    Publicity. Purchasers and Sellers shall consult with each other before issuing any press release immediately after the execution and delivery of this Agreement and the transactions contemplated hereby. With respect to any publicity after October 10, 2016, none of Sellers, the Companies or Purchasers or any of their respective Affiliates shall, without the express written approval of Sellers, the Companies and Purchasers (which approval shall not be unreasonably withheld, conditioned or delayed), make any press release or other public announcements concerning the transactions contemplated by this Agreement, except as and to the extent that any such Party shall be so obligated by applicable Law, or pursuant to any such listing agreement or rules of any national securities exchange, in which case the other Parties shall be advised and the Parties shall use Reasonable Best Efforts to cause a mutually agreeable release or announcement to be issued.

5.6    Employee Matters.
(a)    For a period of twelve (12) months following the Closing Date, Purchasers and the Companies shall cause the employees of the Companies or any Subsidiary of the Companies who remain in the employment of any Purchaser, a Company, their respective Subsidiaries or their respective successors immediately following the Closing (the “Continuing Employees”) to receive compensation, employee benefits and severance protection (utilizing the cash value of any stock-based compensation and which shall include statutory severance and the Companies’ past pattern of providing market-based severance determined through benchmarking) that are each substantially no less favorable than the compensation, employee benefits and severance protection provided to such employees immediately prior to the Closing. Nothing contained herein shall be construed as requiring Purchasers, a Company or any Subsidiary of a Company to continue or to cause the continuance of any specific employee benefit plans or to continue or cause the continuance of the employment of any specific person.
(b)    With respect to each benefit plan of Purchasers or their respective Subsidiaries in which a Continuing Employee participates after the Closing, for purposes of determining eligibility, vesting and amount of benefits, including severance benefits and paid time off entitlement (but not for pension benefit accrual purposes), Purchasers shall cause service with the Companies and their respective Subsidiaries (or predecessor employers to the extent the Companies or their respective Subsidiaries provided past service credit) to be treated as service with Purchasers and their respective Subsidiaries; provided, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits or to the extent that such service was not recognized under an analogous Company Plan.
(c)    With respect to any welfare benefit plan maintained by any Purchaser or its Subsidiaries in which Continuing Employees are eligible to participate after the Closing, Purchasers shall, and shall cause the Companies and their respective Subsidiaries to, (i) waive all limitations as to preexisting conditions and exclusions with respect to participation and coverage requirements applicable to such employees to the extent such conditions and exclusions were satisfied or did not apply to such employees under the Company Plans prior to the Closing, and (ii) provide each Continuing Employee with credit for any co-payments and deductibles paid prior to the Closing in satisfying any analogous deductible or out-of-pocket requirements to the extent applicable under any such plan.
(d)    Purchasers shall, and shall cause the Acquired Companies to, honor the terms of each CBA until such CBA otherwise expires pursuant to its terms or is modified by the parties thereto.

(e)    Nothing contained in this Section 5.6 shall be construed to establish, amend or modify any benefit or compensation plan, program, agreement, contract, policy or arrangement, or limit the ability of Purchasers, the Companies or any of their respective Subsidiaries to amend, modify or terminate any benefit or compensation plan, program, agreement, contract, policy or arrangement at any time assumed, established, sponsored or maintained by any of them.
(f)    Notwithstanding anything to the contrary contained in this Agreement, Seller shall be solely responsible for any and all amounts payable under the Company Plans set forth on Schedule 3.12(b) of the Seller Disclosure Schedules, including all retention award agreements to any director, officer, employee or independent contractor of the Acquired Companies as a result of the consummation of the proposed transactions, whether arising before, on or after the Closing Date.
5.7    Directors’ and Officers’ Indemnification and Insurance.
(a)    Purchasers shall cause each of the Acquired Companies to continue all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions that have occurred or will occur at or prior to the Closing now existing in favor of the current or former directors and officers of any of the Acquired Companies as provided in the Organizational Documents of the Acquired Companies or any contract between any of such directors or officers and any Acquired Company, in each case, as in effect on the date hereof, for a period of six (6) years following the Closing Date.
(b)    In the event that any of the Acquired Companies or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties or other assets to any Person, then, and in each such case, Purchasers shall use Reasonable Best Efforts to cause proper provision to be made, to the extent required, so that the successors and assigns of any Acquired Company shall expressly assume the obligations set forth in this Section 5.7.
(c)    The provisions of this Section 5.7 are intended to be for the benefit of, and will be enforceable by, each Indemnified Party and his or her heirs and Representatives, and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.
5.8    Termination of Affiliate Contracts; Intercompany Indebtedness.
(a)    Except as set forth in Schedule 5.8(a) of the Seller Disclosure Schedules and except as agreed to in writing by Sellers and Purchasers, each Seller and its

Affiliates shall take such action as may be necessary to terminate all Affiliate Contracts, including any agreements or understandings (written or oral) with respect thereto, prior to, or simultaneously with, the Closing. Notwithstanding the foregoing, in the absence of a written agreement, the provision of any services (similar to those contemplated by the preceding sentence) by any Seller to any Acquired Company from and after the Closing, which services may be provided by such Seller in its sole discretion, shall be for the convenience, and at the expense, of Purchasers, upon mutually agreed terms.
(b)    At or immediately prior to the Closing, Sellers shall cause the Acquired Companies to pay in immediately available funds such amounts to, or as directed by, the Subsidiaries of Parent to which such amounts are owed to repay all of the Intercompany Indebtedness outstanding at the Closing, without any continuing Liability to or obligation of the Acquired Companies.
5.9    Supplements to Seller Disclosure Schedules. Sellers and the Companies may, from time to time prior to the Closing (but in any event, on or before the fifth (5th) Business Day prior to the Closing) by written notice to Purchasers, supplement the Seller Disclosure Schedules to disclose any matter which is necessary to complete or correct any representation or warranty of the Companies or Sellers that has been rendered inaccurate or incomplete due solely to any change, event, effect or occurrence since the date of this Agreement (each such update, a “Schedule Update”). If (a) Purchasers have the right to terminate this Agreement pursuant to Section 7.1(d) as a result of any change, event, effect or occurrence set forth in a Schedule Update and does not exercise such right within ten (10) Business Days thereof and (b) such Schedule Update relates solely to changes, events, effects or occurrences arising after the date of this Agreement then such Schedule Update shall be deemed to have amended the disclosure schedules as of the date of this Agreement, to have qualified the representations and warranties contained in Article II and Article III, as the case may be, as of the date of this Agreement, and to have cured any misrepresentation or breach of warranty that otherwise might have existed hereunder by reason of the existence of any such change, event, effect or occurrence. Sellers shall provide to Purchasers any information relating to any Schedule Update reasonably requested by Purchasers. For the avoidance of doubt, if (i) Purchasers would not have the right to terminate this Agreement pursuant to Section 7.1(d) as a result of any change, event, effect or occurrence set forth in a Schedule Update or (ii) a Schedule Update does not relate solely to changes, events, effects or occurrences arising after the date of this Agreement, then such Schedule Update shall not be deemed to have amended the schedules as of the date of this Agreement, to have qualified the representations and warranties contained in Article II and Article III as of the date of this Agreement or to have cured any misrepresentation or breach of warranty that may exist hereunder by reason of the existence of such matter.

5.10    Use of Certain Names.
(a)    As soon as reasonably practicable, but in any event within thirty (30) days following the Closing, Purchasers shall, and shall cause each Acquired Company to, cease using the words set forth in Schedule 5.10(a) of the Seller Disclosure Schedules and all trademarks, trade names, logos and symbols (collectively, the “Seller Marks”), and any words or expressions similar thereto or constituting an abbreviation or extension thereof or that would raise a reasonable likelihood of confusion with the Seller Marks, including eliminating the Seller Marks from the Real Property and the material assets of the Project Companies, and disposing of any unused stationery and literature of the Acquired Companies bearing the Seller Marks.  Each Purchaser acknowledges that the Seller Marks are owned exclusively by Sellers or the Non-Company Affiliates, and, except to the extent expressly permitted by this Section 5.10(a), from and after the Closing, Purchasers shall not, and shall cause each Acquired Company and their Affiliates not to, use the Seller Marks or other Intellectual Property rights belonging to Sellers or the Non-Company Affiliates that have not been expressly conveyed to Purchasers or an Acquired Company (“Excluded Intellectual Property”), and each Purchaser acknowledges that it, its Affiliates and the Acquired Companies have no rights whatsoever to use the Seller Marks or other Excluded Intellectual Property.  Without limiting the foregoing:
(i)    Within sixty (60) days after the Closing Date, Purchasers shall cause each Acquired Company whose name contains any of the Seller Marks to change its name to a name that does not contain any of the Seller Marks and to amend all of the organizational documents of such Acquired Company to eliminate such Seller Marks from the name of such Acquired Company; and
(ii)    Within sixty (60) days after the name change contemplated in paragraph (i) above is completed, Purchasers shall provide evidence to Sellers in a format that is reasonably acceptable to Sellers that Purchasers have made all filings required by the Governmental Entities pursuant to clause (a) above and has provided notice to all applicable Governmental Entities and all counterparties to the Company Material Contracts regarding the sale of the Acquired Companies and the new address for notice purposes.
(b)    In connection with any use of the Seller Marks by any Purchaser or the Acquired Companies to the extent expressly permitted pursuant to this Section 5.10, Purchasers shall and shall cause each Acquired Company to comply with, in all respects, all of Sellers’ and the Non-Company Affiliates’ quality control requirements, policies and guidelines in effect at such time and as may be provided to Purchasers or any Acquired Company by Sellers from time to time during the use of the Seller Marks in accordance with this Section 5.10.

5.11    Financing.
(a)    Each Purchaser shall use, and shall cause each of its respective Affiliates to use, their respective Reasonable Best Efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the proceeds of the Financing on the terms and conditions, taken as a whole (including any “flex” provisions), described in the Commitment Letters, including executing and delivering all such documents and instruments as may be reasonably required thereunder and (i) using (and causing its Affiliates to use) their respective Reasonable Best Efforts to (v) comply with and maintain in effect the Debt Financing and the Debt Commitment Letter, (w) satisfy on a timely basis all terms, covenants and conditions set forth in the Debt Commitment Letter and the Financing Agreements (including by consummating the Equity Financing pursuant to the terms of the Equity Commitment Letter and by paying any commitment fees or other fees or deposits required by the Commitment Letters or the Financing Agreements), (x) accept (and comply with) to the fullest extent all “flex” provisions contemplated by the Debt Commitment Letter and the Financing Agreements to the extent such “flex” provisions are exercised in accordance with the terms thereof, (y) enter into definitive agreements with respect to the Debt Financing on the terms and conditions contemplated by the Debt Commitment Letter (including any escrow agreement entered into pursuant to Section 5.11(i), the “Financing Agreements”) and comply with and maintain in effect the Financing Agreements and (z) consummate the Debt Financing as promptly as practicable but in any event no later than the Closing, and (ii) enforcing its rights under the Debt Commitment Letter and Financing Agreements in the event of a breach by the lenders under the Debt Commitment Letter or the Financing Agreements.
(b)    Purchasers shall not permit any amendment, supplement, modification or replacement of, or grant any waiver under any Commitment Letter or any Financing Agreement that (i) reduces the amount of aggregate cash proceeds available from the Debt Financing below the amount necessary for Purchasers to complete the Transaction on the terms and subject to the conditions set forth in this Agreement and to consummate the transactions contemplated by this Agreement, including for Purchasers to pay the aggregate amounts payable pursuant to Article I at the Closing and for the payment of all fees, costs and expenses to be paid by Purchasers related to the transactions contemplated by this Agreement, including such fees, costs and expenses relating to the Financing, unless the Equity Financing is increased by a corresponding amount, (ii) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the receipt of the Financing, in each of the cases of clauses (i) and (ii), in a manner materially adverse to Sellers or the Acquired Companies (it being understood and agreed Purchasers may, without the consent of Sellers, (A) amend or otherwise modify the Debt Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Debt Commitment Letter as of the date of this Agreement or (B) amend or modify the Debt Commitment Letter in connection with entry into a New Debt Commitment Letter or an Alternative Financing and/or to implement the flex provisions set forth in any fee letter, so long as any such flex term does not adversely affect the conditionality, availability or termination of the Financing), (iii) make it less likely that the Financing would be funded (including by making the conditions to obtaining the Financing less likely to occur) or otherwise prevent or delay or impair the ability or likelihood of any Purchaser to timely consummate the transactions contemplated by this Agreement, or (iv) adversely impact the ability of any Purchaser to enforce its rights against the other parties to the Commitment Letters or the Financing Agreements. No Purchaser shall agree to the withdrawal, termination, repudiation or rescission of any Commitment Letter or Financing Agreement without the prior written consent of Sellers, and shall not release or consent to the termination of the obligations of the lenders under the Debt Commitment Letter (except as otherwise provided therein). Upon any amendment, supplement, modification or replacement of, or waiver of, any Commitment Letter or Financing Agreement in accordance with this Section 5.11(b), Purchasers shall deliver a copy thereof to Sellers and references herein to “Commitment Letters,” “Debt Commitment Letter,” “Equity Commitment Letters” and “Financing Agreements” shall include and mean such documents as amended, supplemented, modified, replaced or waived in compliance with this Section 5.11, and references to “Financing,” “Debt Financing” and “Equity Financing” shall include and mean the financing contemplated by the Commitment Letters or Financing Agreements as amended, supplemented, modified, replaced or waived in compliance with this Section 5.11(b), as applicable.
(c)    Purchasers shall use their Reasonable Best Efforts to keep the Sellers reasonably informed with respect to the status of the Debt Financing contemplated by the Debt Commitment Letter and shall give the Sellers prompt notice of any material adverse change with respect to the availability of the Debt Financing that would reasonably be expected to delay or prevent the Closing. Without limiting the foregoing, Purchasers agree to notify the Sellers promptly, and in any event within two (2) Business Days, if at any time (i) the Debt Commitment Letter shall expire or be terminated for any reason, (ii) any financing source that is a party to the Debt Commitment Letter notifies Investors or Purchasers that such financing source no longer intends to provide financing to Investors or Purchasers (or their applicable Affiliate) on the terms set forth therein, or (iii) for any reason Purchasers no longer believe in good faith that they or Investors or their respective Affiliates will be able to obtain all or any portion of the Debt Financing contemplated by the Debt Commitment Letter on the terms described therein. Purchasers shall not, and shall not permit any of its Affiliates to, without the prior written consent of the Sellers, take or fail to take any action or enter into any transaction, including any merger, acquisition, joint venture, disposition, Contract or debt or equity financing, that could reasonably be expected to materially impair, delay or prevent consummation of the Debt Financing contemplated by the Debt Commitment Letter or any Alternative Financing contemplated by any New Debt Commitment Letter.

(d)    If all or any portion of the Debt Financing becomes or could become unavailable on the terms and conditions (including any “flex” provisions) or from the sources contemplated in the Debt Commitment Letter or the Financing Agreements for any reason or any of the Debt Commitment Letter or the Financing Agreements shall be withdrawn, terminated, repudiated or rescinded for any reason (but without limiting the obligations of Purchasers in the last sentence of Section 5.11(b) and in Section 5.11(a)(ii) and Section 5.11(a)(iii)) in a manner materially adverse to Purchasers for any reason, (i) Purchasers shall promptly (but in any event, within two (2) Business Days) so notify Sellers and (ii) Purchasers shall use their Reasonable Best Efforts to arrange to obtain, as promptly as practicable following the occurrence of such event (and in any event no later than the Closing), and to negotiate and enter into definitive agreements with respect to, alternative debt financing from the same or alternative debt financing sources (the “Alternative Financing”) in an amount sufficient to consummate the transactions contemplated by this Agreement (or replace any unavailable portion of the Debt Financing), and to obtain a new financing commitment letter (including any associated engagement letter and related fee letter) with respect to such Alternative Financing (collectively, the “New Debt Commitment Letter”), copies of which shall be promptly provided to Sellers (with only the fee amounts and market flex terms redacted from the fee letter in a customary manner (so long as the redaction does not cover terms that would adversely affect the conditionality, availability or termination of the Debt Financing)); provided that Purchasers shall not be required to obtain Alternative Financing on terms and conditions that are materially less favorable, taken as a whole, to Purchasers than those in the Debt Commitment Letter that such Alternative Financing and New Debt Commitment Letter would replace. Notwithstanding the foregoing, no Alternative Financing or New Debt Commitment Letter may expand upon the conditions precedent or contingencies to the funding of the Debt Financing on the Closing as set forth in the Debt Commitment Letter in effect on the date hereof or otherwise include terms (including any “flex” provisions) that would reasonably be likely to make the likelihood that the Alternative Financing would be funded less likely. In the event any Alternative Financing is obtained and a New Debt Commitment Letter is entered into in accordance with this Section 5.11(c), references herein to (A) “Financing Commitments” and “Debt Commitment Letter” shall be deemed to include and mean the Debt Commitment Letter to the extent not superseded by a New Debt Commitment Letter to the extent then in effect, and (B) “Financing Commitments” or “Debt Financing” shall include and mean the debt financing contemplated by the Debt Commitment Letter as modified pursuant to the preceding clause (A). Without the Sellers’ prior written consent, no Purchaser shall directly or indirectly take any action that would or would be reasonably expected to result in the Financing not being available.
(e)    Purchasers acknowledge and agree that they shall be fully responsible for obtaining the Equity Financing and shall take (or cause to be taken) all actions, and do (or cause to be done) all things, necessary, proper or advisable to obtain the Equity

Financing pursuant to and in accordance with and subject to the terms and conditions set forth in the Equity Commitment Letters, including taking all actions necessary to (i) comply with the terms of and maintain in effect the Equity Commitment Letters, (ii) satisfy on a timely basis all conditions in such Equity Commitment Letters to be satisfied by Purchaser, (iii) consummate the Equity Financing at or prior to the Closing subject to the terms and conditions of the Equity Commitment Letters and (iv) enforce its rights under the Equity Commitment Letters to the extent the Investors are required to fund under their respective Equity Commitment Letter pursuant to the terms thereof and this Agreement.
(f)    Purchasers shall not amend, alter or waive, or agree to amend, alter or waive (in any case whether by action or inaction), any term of the Equity Commitment Letter without the prior written consent of Sellers. Purchasers shall promptly (and in any event within two (2) Business Days) notify the Acquired of (i) the expiration or termination (or attempted or purported termination, whether or not valid) of any Equity Commitment Letter, or (ii) any refusal by an Investor named in an Equity Commitment Letter to provide the full financing contemplated by such Equity Commitment Letter.
(g)    Purchasers shall fully pay any and all commitment fees or other fees in connection with the Financing that become due and payable after the date hereof.
(h)    Each Purchaser acknowledges and agrees that neither the obtaining of the Financing or any alternative financing, nor the completion of any issuance of securities contemplated by the Financing or any alternative financing, is a condition to the Closing.
(i)    Without limiting the other provisions of this Section 5.11, Purchasers agree that they shall use Reasonable Best Efforts to cause their Affiliates to use Reasonable Best Efforts to cause the Loans to be funded into escrow (the “Escrow Financing”) as promptly as practicable after the date of this Agreement; provided, however, that, any escrow agreement entered into by the Purchasers, the other parties to the Debt Commitment Letter and the escrow agent pursuant to this Section 5.11(i) shall not have any additional conditions precedent to the release of the Loans from escrow to Purchasers other than those set forth in the Debt Commitment Letter. In connection with the foregoing, Sellers agree to reimburse Purchasers for Sellers’ Share of Escrow Financing Expenses for the Escrow Financing Term as for provided in Section 10.12. Sellers obligation to reimburse Purchasers pursuant to this Section 5.11(i) shall cease upon any material breach of this Agreement by Purchasers. Purchasers agree that they shall be responsible for all other fees, costs, expenses, or other payments due under the Escrow Financing (including any Escrow Financing Expenses in excess of Sellers’ Share of Escrow Financing Expenses).

5.12    Restructuring Transactions. Sellers shall cause the Companies to consummate the Restructuring Transactions prior to the Closing. Sellers shall be permitted to take such ancillary actions as may be necessary or advisable to effectuate the purpose of the Restructuring Transactions without the consent of the other Parties, other than such action as would reasonably be expected to have, individually or in the aggregate, an adverse effect on any Acquired Company. In addition, Sellers shall be permitted to make such modifications to the Restructuring Transactions as would not reasonably be expected to have, individually or in the aggregate, an adverse effect on any Acquired Company.
5.13    Real Property Transfer. During the Interim Period, Sellers and the El Salvador Acquired Companies Country Segment shall be permitted to undertake the plan set forth in Schedule 5.13 of the Seller Disclosure Schedules and any ancillary actions as may be necessary or advisable to effect the purpose of such plan, other than such action as would reasonably be expected to have, individually or in the aggregate, a material and adverse effect on an Acquired Company. If the plan set forth in Schedule 5.13 has not been completed prior to the Closing, Purchasers shall use Reasonable Best Efforts to cause such plan to be fully executed as soon as reasonably practicable following the Closing.
5.14    Tax Matters.
(a)    Transfer Taxes. Sellers shall be responsible for the timely payment of all Transfer Taxes, if any, arising out of or in connection with the Restructuring Transactions and the transactions described in the first sentence of Section 5.8(a) and in Section 5.8(b) and Section 5.13. Subject to the foregoing, Purchasers, on the one hand, and Sellers, on the other hand, shall each be responsible for the timely payment of fifty percent (50%) of all Transfer Taxes imposed in connection with the Transaction. The Party responsible for a Transfer Tax shall prepare and file when due all necessary documentation and Tax Returns with respect to such Transfer Taxes.
(b)    Tax Returns. Except as otherwise provided in Section 5.14(a):
(i)    Sellers shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns that are required to be filed by any Acquired Company for a Pre-Closing Tax Period. Sellers shall provide a draft of such Tax Returns to Purchasers as soon as reasonably practicable but no later than ten (10) Business Days prior to the due date for Purchasers’ review and comment. Sellers shall consider in good faith any reasonable changes to such Tax Returns requested by Purchasers to the extent such changes are received by Sellers not later than five (5) Business Days prior to the due date for filing such Tax Returns; provided, however, that to the extent Purchasers determine, with the written advice of counsel (to be delivered to Sellers and which is reasonably acceptable to Sellers) that there is not at least a “substantial authority” level of comfort within the meaning of Section 6662(d)(2)(B)(i) of the Code (or any corresponding or similar provision of non-U.S. Law) with respect to any position taken by Sellers in any such Tax Return, Sellers shall accept all reasonable comments from Purchasers with respect to such position and shall provide Purchasers with a revised copy of such Tax Return as promptly as reasonably practicable. With respect to any such Tax Return that is prepared by Sellers but required to be filed by Purchasers or any of the Acquired Companies under applicable Law, Sellers shall provide such Tax Returns to Purchasers, together with the amount of any Taxes shown as due thereon, at least two (2) Business Days prior to the due date for filing such Tax Returns and Purchasers shall execute and file, or cause to be executed and filed, such Tax Returns. Sellers shall ensure that Tax Returns that Sellers are obligated to file pursuant to this Section 5.14(b)(i) shall be prepared in a manner consistent with past practices of the applicable Acquired Company, unless otherwise required by GAAP or applicable Law or local accounting principles. With respect to each Tax Return described in this Section 5.14(b)(i) and which is not required to be filed by Purchasers or any of the Acquired Companies under applicable Law, Sellers shall timely remit (or cause to be timely remitted) any Taxes shown as due on such Tax Returns to the extent that Taxes are required to be remitted upon filing such Tax Returns.
(ii)    Purchasers shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns that are required to be filed by any Acquired Company for a Straddle Period. All such Tax Returns shall be prepared and filed in accordance with past practices of the applicable Acquired Company, unless otherwise required by a change in GAAP, applicable Law or local accounting principles; and Purchasers shall provide to Sellers as soon as reasonably practicable but no later than twenty (20) Business Days before the due date for filing such Tax Returns a draft copy of each such Tax Return, accompanied by an allocation (as applicable) in accordance with Section 5.14(c) of the Taxes shown to be due on such Tax Return between the Pre-Closing Tax Period (to be paid by Sellers) and the Post-Closing Tax Period (to be paid by Purchasers), for Sellers’ review and comment. Purchasers shall make any reasonable changes to such Tax Returns requested by Sellers to the extent such changes are received by Purchasers not later than five (5) Business Days prior to the due date for filing such Tax Return. Purchasers shall timely remit, or cause to be timely remitted, all Taxes due in respect of such Tax Returns, and, upon the written request from Purchasers, but in no event later than three (3) Business Days before the due date for the payment of such Taxes, Sellers shall pay or reimburse (as applicable) Purchasers for the portion of such Taxes for which Sellers are liable pursuant to Section 5.14(i).
(iii)        Without the prior written consent of Sellers, Purchasers shall not amend, refile or otherwise modify, or cause or permit to be amended, refiled or otherwise modified, any Tax Return filed by any Acquired Company for any taxable year or period beginning on or before the Closing Date, unless such action is required to comply with applicable Law or to the extent required by a final resolution of an audit, claim or other proceeding related to Taxes contested in accordance with Section 5.14(e).
(c)    Straddle Period Tax Liabilities. Where it is necessary for purposes of this Agreement to apportion between Sellers and Purchasers the Taxes of or with respect to any Acquired Company for any Straddle Period, such liability shall be apportioned between the period deemed to end at the close of the Closing Date and the period deemed to begin at the beginning of the day following the Closing Date on the basis of an interim closing of the books, except that Taxes (such as real or personal property Taxes) imposed on a periodic basis shall be allocated on a daily basis.
(d)    Cooperation on Certain Tax Matters. From and after the Closing, Purchasers, Sellers and each of their Affiliates shall furnish or cause to be furnished to each other or to the Acquired Companies, upon request, as promptly as reasonably practicable, such information (including access to books and records relating to Taxes, but only to the extent such books and records are solely and directly related to the Acquired Companies) and assistance relating to the Acquired Companies as is reasonably necessary for (i) the preparation and filing of any Tax Return, amended Tax Return or claim for refund, (ii) the preparation for any audit, examination or other Action or proceeding with respect to Taxes and for the prosecution or defense of any Action relating to any proposed adjustment or (iii) determining a Liability for Taxes. Such cooperation and information shall include providing copies of all relevant portions of relevant Tax Returns, together with all relevant portions of relevant accompanying schedules, relevant documents relating to rulings or other determinations by Taxing Authorities and relevant records concerning the ownership and Tax basis of property and other relevant information, which any such Party or its Affiliates may possess. From and after the Closing, Purchasers agree to retain or cause to be retained all books and records held by it or any of its Affiliates (including the Acquired Companies) relating to Taxes of the Acquired Companies for a Pre-Closing Tax Period or Straddle Period through at least the expiration of the applicable statute of limitations, and to abide by or cause the abidance with all record retention agreements entered into with any Taxing Authority. From and after the Closing, Purchasers agree to notify Sellers at least sixty (60) days before Purchasers or any of their respective Affiliates transfer, discard or destroy any such books and records after the period set forth in the preceding sentence and, if Sellers notify Purchasers in writing within such sixty-day (60-day) period that they intend to take possession of such books and records, Purchasers and their respective Affiliates shall allow Sellers and any of their Representatives (at their expense) to take possession of such books and records and shall not transfer, discard or destroy such books and records unless Sellers notify Purchasers in writing that they no longer intend to take possession thereof. Purchasers and Sellers shall reasonably cooperate with each other in the conduct of any audit, filing of Tax Returns or other proceedings involving any Acquired Company for any Tax purposes and each shall execute and deliver such powers of attorney and other documents as are necessary to carry out the intent of this Section 5.14.
(e)    Contests.
(i)    If a Party entitled to indemnification pursuant to Section 5.14(i) receives any communication from a Taxing Authority concerning any pending or threatened audit, claim, demand or administrative or judicial proceeding relating to any Taxes or Tax Return which might result in such Party being entitled to an indemnity payment pursuant to Section 5.14(i) (a “Tax Claim”), the Party that may be entitled to indemnification shall promptly, and in no event later than ten (10) Business Days after receipt of any such communication, provide to the Party that may be required to provide indemnification written notice specifying in reasonable detail the basis for such Tax Claim and shall include a copy of the relevant portion of any correspondence received from the Taxing Authority in respect of such Tax Claim; provided, however, that the failure of such Party seeking indemnification to give such prompt and detailed notice shall not relieve the Party that may be required to provide indemnification of any of its obligations under Section 5.14(i), except if, and only to the extent that, the Party that may be required to provide indemnification is prejudiced by such failure (as determined by a court of competent jurisdiction).
(ii)    Sellers shall control, in their sole discretion, the defense or prosecution of any Tax Claim relating to the Acquired Companies for any Pre-Closing Tax Period; provided, however, that Purchasers shall be entitled to participate in any such Tax Claim at their own cost and expense, and Sellers shall not, without the prior written consent of Purchasers, which consent shall not be unreasonably withheld, conditioned or delayed, enter into any compromise or settlement of any such Tax Claim that is reasonably likely to increase Purchasers’ or the Acquired Companies’ liability for Taxes of the Acquired Companies for a Post-Closing Tax Period.

(iii)    Purchasers shall control, in their sole discretion, the defense or prosecution of any Tax Claim relating to the Acquired Companies that is not covered by clause (ii); provided, however, that in the case of any such Tax Claim with respect to a Straddle Period or with respect to a Post-Closing Tax Period for which any Seller may have liability under this Agreement, (A) Purchasers shall defend or prosecute the applicable Tax Claim diligently and in good faith; (B) Purchasers shall not, without the prior written consent of Sellers, enter into any compromise or settlement of any such Tax Claim; (C) Purchasers shall promptly inform Sellers of all developments and events relating to such Tax Claim (including promptly responding to questions and information requests and promptly providing to Sellers copies of relevant correspondence to or from any applicable Taxing Authorities relating to such Tax Claim); (D) Sellers or their authorized representatives shall be entitled, at the expense of Sellers, to attend, observe and participate in, but not control, all conferences, meetings and proceedings relating to such Tax Claim; and (E) Purchasers shall take into account all reasonable comments received by Sellers with respect to the defense or prosecution of such Tax Claim.
(f)    Carrybacks. Following the Closing Date, Purchasers shall, and shall cause the Acquired Companies to elect, where permitted by Law, to waive the right to carryback to any Pre-Closing Tax Period, or any Straddle Period, any income Tax losses, credits or similar items attributable to any Acquired Company.
(g)    Certain Post-Closing Actions.
(i)    Purchasers shall not take, or cause or permit any other Person to take, any action (including making, changing or revoking any Tax election) outside the ordinary course of business consistent with past practice to the extent such action could reasonably be expected to (x) increase a Seller’s or any of its Affiliates’ liability for Taxes or (y) result in, or change the character of, any income or gain that must be reported on any Tax Return filed or to be filed by a Seller or any of its Affiliates (including any Tax Return filed or required to be filed by any Acquired Company for a taxable year or period beginning on or before the Closing Date).
(ii)    In addition, and without limiting the generality of the foregoing, from the Closing Date through the end of the taxable periods of each of the Acquired Companies that include the Closing Date, Purchasers shall not, and shall cause their respective Affiliates (including the Acquired Companies) not to (x) take any action or enter into any transaction that would be considered under the Code to constitute the payment of an actual or deemed dividend by any Acquired Company, including pursuant to Section 304 of the Code, (y) except in the ordinary course of business consistent with past practice, dispose of the stock of any Acquired Company that is treated at the time of such disposition as a corporation for U.S. federal income Tax purposes in a transaction in which gain or loss is recognized for U.S. federal income Tax purposes and (z) except in the ordinary course of business consistent with past practice, pay any distribution treated in whole or in part as a dividend under Sections 316 and 301(c)(1) of the Code from any Acquired Company that is treated (at the time of such distribution) as a corporation for U.S. federal income Tax purposes, other than (A) any such distribution that does not create subpart F income for U.S. federal income Tax purposes or (B) any distribution needed to pay scheduled principal or interest on any Indebtedness of any Acquired Company that existed as of the Closing or that results from a bona fide refinancing of any such Indebtedness (including, in each case, any interest on such Indebtedness accruing after the Closing).
(h)    Tax Refunds. Upon receipt, Purchasers shall promptly pay to the applicable Seller the amount of any refund (whether direct or indirect through a right of set-off or credit) of Taxes actually realized by or with respect to any Acquired Company (“Tax Refund”), and any interest received thereon, with respect to any Pre-Closing Tax Period or the pre-Closing portion of any Straddle Period (as determined under Section 5.14(c)). Upon receipt, Sellers shall promptly pay to Purchasers the amount of any Tax Refund, and any interest received thereon, with respect to any Post-Closing Tax Period and the post-Closing portion of any Straddle Period (as determined under Section 5.14(c)). Any payment pursuant to this Section 5.14(h) shall be made net of any Taxes or expenses incurred by the payor as a result of the realization or receipt of such refund of Taxes.
(i)    Indemnification for Taxes.
(i)    Sellers shall indemnify and hold harmless the Purchaser Indemnified Parties from and against (A) all Taxes of any Acquired Company for any Pre-Closing Tax Period or the pre-Closing portion of any Straddle Period, determined in accordance with Section 5.14(c), including, but not limited to, all income and capital gains Taxes of any Acquired Company for any Pre-Closing Tax Period or the pre-Closing portion of any Straddle Period, determined in accordance with Section 5.14(c), attributable to the Restructuring Transactions and the transactions described in the first sentence of Section 5.8(a) and in Section 5.8(b) and Section 5.13, (B) all Taxes required to be paid by any Acquired Company by reason of such Acquired Company having been a member of an affiliated, consolidated, unitary, or similar group prior to the Closing, including pursuant to Treasury Regulation section 1.1502-6 or any comparable state, local or foreign Law, (C) all Taxes of any Person required to be paid by any Acquired Company as a transferee or successor pursuant to applicable Law, in either case where the liability of such Acquired Company for such Taxes is attributable to an event or transaction occurring before the Closing, including a merger or reorganization involving such Acquired Company, (D) except as otherwise provided by this Agreement or any other Contract, all Taxes of Sellers or Affiliates of Sellers (other than the Acquired Companies), (E) the breach of any representation or warranty contained in Section 3.9, (F) all income and capital gains Taxes imposed on any Acquired Company or Purchasers resulting from the sale of the Company Shares pursuant to this Agreement (including those attributable to any deemed or indirect transfer of an interest in any Acquired Company triggered by such sale of the Company Shares), (G)the Peruvian ITF tax (“Impuesto a las Transacciones Financieras”) that may be imposed on any amounts to be paid by Purchasers into Sellers’ Peruvian bank accounts (if any), (H) Taxes attributable to any breach by any Seller under this Section 5.14; and (I) any Damages related to the foregoing; provided, however, Sellers shall not have any obligation to indemnify the Purchaser Indemnified Parties pursuant to this Section 5.14(i) to the extent such Taxes are attributable to any breach by any Purchaser under this Agreement.
(ii)    Purchasers shall indemnify and hold harmless the Seller Indemnified Parties from and against (A) all Taxes of any Acquired Company for any Post-Closing Tax Period or the post-Closing portion of any Straddle Period, determined in accordance with Section 5.14(c); (B) Taxes attributable to any breach by any Purchasers under this Section 5.14; (C) the Peruvian ITF tax (“Impuesto a las Transacciones Financieras”) that may be imposed on any amounts to be paid by Sellers into Purchasers’ Peruvian bank accounts (if any); and (D) any Damages related to the foregoing; provided, however, Purchasers shall not have any obligation to indemnify the Seller Indemnified Parties pursuant to this Section 5.14(i) to the extent such Taxes are attributable to any breach by Sellers under this Agreement.
(j)    Purchase Price Allocation. Within ninety (90) days after the determination of the Adjustment Amount, but in no event more than one hundred fifty (150) days after the Closing, the Sellers shall provide Purchasers with a written allocation of the Purchase Price (including any adjustments thereto pursuant to this Agreement), plus any liabilities deemed assumed for U.S. federal income Tax purposes (the “Purchase Price Allocation Statement”). Sellers may engage a third-party appraisal firm to assist the Sellers in preparing the Purchase Price Allocation Statement. If Purchasers disagree with Sellers with respect to any material item in the Purchase Price Allocation Statement, Purchasers shall notify Sellers in writing within thirty (30) days of receipt of the Purchase Price Allocation Statement. Purchasers and Sellers shall negotiate in good faith to resolve the dispute. If Purchasers and Sellers are unable to resolve the dispute within fifteen (15) days following receipt by Sellers of Purchasers’ disagreement, the Parties shall submit the dispute for resolution by a mutually agreed upon nationally-recognized accounting firm (the “Accounting Firm”), which resolution shall be final, conclusive and binding on the Parties. Purchasers and Sellers shall instruct the Accounting Firm to prepare and deliver a revised Purchase Price Allocation Statement to Purchasers and Sellers within thirty (30) days of the referral of such dispute to Accounting Firm, taking into account all items not in dispute between Purchasers and Sellers (to be included in the revised Purchase Price Allocation Statement in the amounts agreed by Purchasers and Sellers) and those unresolved items requested by Purchasers and Sellers to be resolved by the Accounting Firm. The Parties will share the expenses of the Accounting Firm equally. Each of Purchasers and Sellers shall (i) timely file with each relevant Governmental Entity all forms and Tax Returns required to be filed in connection with the allocations set forth in the Purchase Price Allocation Statement, (ii) be bound by such allocations for purposes of determining Taxes, (iii) prepare and file, and cause their respective Affiliates to prepare and file, their Tax Returns on a basis consistent with such allocations, and (iv) not take any position, or cause their respective Affiliates to take any position, inconsistent with such allocations on any Tax Return, in any audit or proceeding before any Governmental Entity or in any report made for Tax purposes; provided, however, that, notwithstanding anything in this Section 5.14(j) to the contrary, the Parties shall be permitted to take a position inconsistent with that set forth in the Purchase Price Allocation Statement if required to do so by a final and non-appealable decision, judgment, decree or other order by any court of competent jurisdiction.
(k)    Section 338(g) Election. If, and only if, requested by Sellers, Purchasers shall timely make an election under Section 338(g) of the Code (and any comparable election under state, local or foreign Tax Law) (a “Section 338(g) Election”) with respect to each Acquired Company for which Sellers make such a request. Purchasers will prepare and timely file, or cause to be prepared and timely filed, all documentation required to be submitted to any Taxing Authority in accordance with any applicable Tax Law for each such Section 338(g) Election, including IRS Forms 8023 and 8883 and any similar forms under applicable state, local and foreign Tax Laws (collectively, the “Section 338(g) Forms”), and will provide Sellers with final copies of such Section 338(g) Forms and other documentation confirming their filing not later than fifteen (15) days after such forms are filed. Not later than thirty (30) days prior to the due date for filing of any IRS Form 8883 prepared by Purchasers in accordance with the preceding sentence, Purchasers shall provide Sellers with a draft copy of such IRS Form 8883 for review and comment, and Purchasers shall include, in the IRS Form 8883 filed, all comments provided by Sellers with respect to any such draft copy not later than five (5) days prior to such due date. If any Section 338(g) Election is requested pursuant to this Section 5.14(k), Purchasers shall provide Sellers with written notice of such Section 338(g) Election and an executed copy of the applicable IRS Form 8023, its attachments and instructions in accordance with the requirements of Treasury Regulations § 1.338-2(e)(4) (any documents so provided, collectively, the “Section 338(g) Notice Documents”) at the Closing. Purchasers shall, and shall cause their respective Affiliates (including the Acquired Companies) to, file all Tax Returns in a manner consistent with any Section 338(g) election made pursuant to this Section 5.14(k) and any Section 338(g) Forms, and shall take no position contrary thereto.
(l)    Additional Tax Elections. Upon prior written notification to Purchasers, Sellers shall be entitled in their sole discretion, at any time prior to the Closing, to elect under Treasury Regulations section 301.7701-3(c) to treat as a disregarded entity for U.S. federal Tax purposes any Acquired Company that is currently treated as a corporation for U.S. federal Tax purposes.
5.15    Insurance Policies.
(a)    Effective at the Closing, all self-insurance arrangements shall terminate with respect to the Acquired Companies without any further action or liability on the part of the parties thereto.
(b)    From and after the Closing, Purchasers shall be solely responsible for providing insurance to the Acquired Companies for any event or occurrence after the Closing.
(c)    Except as set forth on Schedule 5.15(b) of the Seller Disclosure Schedules, if any claims have been made prior to the Closing Date against any of the insurance policies that by its terms does or may terminate as a result of the transactions contemplated by this Agreement, then Sellers shall use their Reasonable Best Efforts to permit after the Closing Date, the relevant Acquired Company to continue to pursue such claims and recover proceeds under the terms of such insurance policies (but only to the extent the terms and conditions of such policies reasonably would provide coverage for such claims), and, subject to all of the foregoing, Sellers agree to otherwise reasonably cooperate with Purchasers to make such benefits of any such insurance policies available to any Purchaser or the Acquired Companies, including, for the avoidance of doubt, the payment of the proceeds received after the date of this Agreement of any claims made prior to the Closing Date under such insurance policies.
5.16    Competing Transactions. No Purchaser shall, and shall not permit any of its Affiliates to, directly or indirectly, acquire or agree to acquire, whether by merger, consolidation, purchasing a substantial portion of the assets of or equity in or by any other manner, any assets, business or any Person, including any electric generation assets or business, as well as any assets or businesses in the trunk transmission sector, if the entering into of a definitive agreement relating to, or the consummation of such acquisition, merger, consolidation or purchase could reasonably be expected to (a) impose any substantial delay in the expiration or termination of any applicable waiting period or impose any substantial delay in the obtaining of, or substantially increase the risk of not obtaining, any authorizations, consents, orders, declarations or approvals of any Governmental Entity necessary to consummate the transactions contemplated by this Agreement, (b) substantially increase the risk of any Governmental Entity entering an order prohibiting such transactions, (c) substantially increase the risk of not being able to remove any such order prohibiting such transactions on appeal or otherwise or (d) substantially delay or impede the consummation of the Transaction.
5.17    Exclusive Dealing. From the date hereof through the earlier of the Closing Date and the termination of this Agreement, Sellers and the Companies will not, and will cause each of the Sellers’ and the Companies’ respective Representatives and Affiliates not to, directly or indirectly, solicit, encourage, initiate, accept, agree to or consummate any proposals, inquiries or offers from, solicit, encourage, initiate, enter into or participate in inquiries, discussions or negotiations with, or provide any information to, any Person (other than Purchasers or their respective Representatives or Governmental Entities with respect to the Transaction), concerning the purchase of the Acquired Companies (or any membership interests or capital stock of any thereof) or all or any portion of the Acquired Companies’ businesses or any merger, sale of all or substantially all assets or similar transaction involving the Acquired Companies (or any membership interests or capital stock of any thereof) or all or any portion of the Acquired Companies’ businesses or otherwise cooperate with or assist or participate in or encourage or facilitate in any other manner any effort or attempt by any Person to do or seek to do any of the foregoing or to effect any transaction inconsistent with the Transaction. Sellers and the Companies will as soon as practicable notify Purchasers if, at any time prior to the Closing Date, any bona fide proposal, offer or written inquiry with respect to any of the foregoing is made and of the terms thereof and the identity of the Person making the same. Sellers and the Companies will cease immediately and cause to be terminated any existing activities, discussions or negotiations with any Person conducted heretofore with respect to any of the foregoing with respect to the Acquired Companies. Sellers and the Companies will promptly request all Persons who have heretofore executed a confidentiality agreement in connection with such Persons’ consideration of any of the foregoing transactions to return or destroy all confidential information heretofore furnished to such Persons by or on behalf of any Seller or any Company or any Affiliate of any thereof with respect to the Acquired Companies in accordance with such confidentiality agreement, and will use commercially reasonable efforts to enforce all material obligations under such confidentiality agreements.
5.18    Confidential Information.

(a)    From and after the Closing until the two (2) year anniversary of the Closing Date, each Seller will, and will cause each of its Affiliates and their respective Representatives to (i) maintain in strict confidence, as such Person maintains its own confidential information, any and all information concerning the Acquired Companies and (ii) refrain from using such information concerning the Acquired Companies for its own benefit or to the detriment of Purchasers or their respective Affiliates (including the Acquired Companies). It is understood that no Seller, nor any of its Affiliates or their respective Representatives, shall have any liability hereunder with respect to any information that (i) was previously known on a non-confidential basis by such Person (other than as a result of such Seller’s prior ownership of the Acquired Companies), (ii) is in or, through no fault of any Seller or any Seller’s Affiliates or any Seller’s or Seller’s Affiliate’s Representatives, comes into the public domain, (iii) such Seller is legally required to disclose, (iv) is disclosed in connection with Parent’s reporting obligations under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, or (v) is later lawfully acquired by such Person from sources other than any Purchaser or its Affiliates (including the Acquired Companies) and such sources are not, to such Person’s knowledge at the time of disclosure, under any obligation to Purchasers or their respective Affiliates (including the Acquired Companies) to keep such information confidential.
(b)    In the event that any Seller or any of its Affiliates or its or their Representatives are required by Law to disclose any such information, to the extent practical and to the extent permitted by Law, such Seller will promptly notify Purchasers in writing so that Purchasers may seek a protective order and/or other motion to prevent or limit the production or disclosure of such information. If such motion has been denied, then such Seller, Affiliate or Representative may disclose only such portion of such information which (i) in the opinion of such Seller’s, Affiliate’s or Representative’s legal counsel is required by Law to be disclosed (provided, however, that such Seller, Affiliate or Representative will use its Reasonable Best Efforts to preserve the confidentiality of the remainder of such information) or (ii) Purchasers consent in writing to having such information disclosed. Such Seller will not, and will not permit any of its Affiliates or its or its Affiliates’ Representatives to, oppose any motion for confidentiality brought by Purchasers or any Acquired Company. Such Seller will continue to be bound by its obligations pursuant to this Section 5.19 for any information that is not required to be disclosed, or that has been afforded protective treatment, pursuant to such motion. This Section 5.18(b) shall not apply to any disclosure pursuant to Section 5.18(a)(iv).
5.19    Financing Cooperation.
(a)    Prior to the Closing, subject to Sections 5.19(b) and 5.19(c), Sellers agree to use their Reasonable Best Efforts to provide, and shall cause the Acquired Companies and each of their respective officers, directors, employees, accountants, consultants, investment bankers, legal counsel, agents and other advisors and representatives to provide, at Purchasers’

sole cost and expense, all reasonable and timely cooperation reasonably requested by Purchasers (provided, however, Sellers shall not be required to provide, or cause any Acquired Company or other Affiliate to provide, cooperation under this Section 5.19 that involves any binding commitment by Sellers or any of their Affiliates which commitment is not conditioned on the Closing and does not terminate without liability to Sellers or their Affiliates upon the termination of this Agreement prior to Closing) in connection with the arrangement of the Debt Financing contemplated by the Debt Commitment Letter or any Alternative Financing (collectively, the “Available Financing”), including, subject to clauses (b) and (c) below, (i) if applicable facilitating the pledging of collateral and obtaining surveys and title insurance as reasonably requested by Purchasers (provided that such pledge will not take effect until the Closing) (ii) taking such corporate actions as shall be reasonably necessary to permit the consummation of the Financing Agreements and to permit the proceeds thereof to be made available to Purchasers at the Closing, (iii) using Reasonable Best Efforts to obtain legal opinions as may reasonably be requested by Purchasers and (iv) subject to the Confidentiality Agreement, using Reasonable Best Efforts to provide and execute necessary documents and certificates, including consents to collateral assignments and officer’s certificates, as may be reasonably requested by Purchasers.
(b)    Notwithstanding anything in this Agreement to the contrary, (i) no Seller nor any Acquired Company shall be required to cooperate or take any action that would unreasonably interfere with the day-to-day operations of any Seller or any Acquired Company; (ii) no Seller nor any Acquired Company shall be required to pay any commitment or other similar fee or incur any other liability or obligation in connection with the Financing (or any Alternative Financing) prior to the Closing; (iii) no officer, director, employee, accountant, consultant, investment banker, legal counsel, agent or other advisor of any Seller or any Acquired Company shall be required to deliver any certificate or take any other action pursuant to Section 5.19(a) to the extent any such action would reasonably be likely to result in personal liability to such officer, director, employee, accountant, consultant, investment banker, legal counsel, agent or other advisor, (iv) the board of directors (or similar governing body) of any Seller or any Acquired Company shall not be required to approve any Financing (or any Alternative Financing) or agreements related thereto prior to the Closing, (v) no Seller nor any Acquired Company shall be required to take any action that will conflict with or violate its organizational documents, any Laws or result in a violation of breach of, or default under, any Contract to which any Seller or any Acquired Company is a party (vi) no Seller nor any Acquired Company shall be required to provide any information the disclosure of which is prohibited or restricted under applicable Law or is legally privileged and (vii) neither Seller nor any of the Acquired Companies will be responsible in any manner for information relating to the proposed debt and equity capitalization that may be required in connection with the Available Financing or any pro forma financial information delivered in connection therewith or for any data derived from the

Acquired Companies’ historical books and records. Nothing in this Section 5.19(b) shall limit the representations and warranties of Sellers contained in Article II and Article III.
(c)    Each Purchaser acknowledges and agrees that Sellers, the Acquired Companies, their Affiliates and its and their respective directors, officers, managers, employees, consultants, legal counsel, financial advisors and agents and other representatives shall not have any responsibility for, or incur any liability to any Person under, any financing that any Purchaser or any of its Affiliates may raise in connection with the transactions contemplated by this Agreement or any cooperation provided pursuant to Section 5.19(a); provided, that for the avoidance of doubt, nothing herein shall affect any liability that Sellers may have to Purchasers for breach of any representation, warranty, covenant or agreement set forth in this Agreement. Whether or not the Closing occurs, Purchasers shall promptly upon request by any Seller (and in any event prior to the Closing) reimburse Sellers for all reasonable and documented out-of-pocket fees and expenses of Sellers, the Acquired Companies and each of their respective officers, directors, employees, accountants, consultants, investment bankers, legal counsels, agents or other advisor in connection with their performance of their respective obligations pursuant to Section 5.19(a). Purchasers shall indemnify and hold harmless Sellers, the Acquired Companies and each of their respective officers, directors, employees, accountants, consultants, investment bankers, legal counsels, agents or other advisors, from and against any and all claims, losses, damages, injuries, liabilities, judgments, awards, penalties, fines, Taxes, costs (including cost of investigation), expenses (including reasonable fees and expenses of counsel) or settlement payments (including any claim by or with respect to any such lenders, prospective lenders, agents and arrangers and ratings agencies) incurred or suffered by any of them in connection with the arrangement of the Financing or any Alternative Financing or the performance of their respective obligations under this Section 5.19 and any information utilized therein (other than (i) material misstatements or omissions in information provided in writing by any Seller or any Acquired Company and (ii) any breach of any representation and warranty set forth in Article II or Article III of this Agreement). This Section 5.19(c) shall survive and remain in full force and effect following termination of this Agreement.
5.20    Transition Services Agreement. After the date of this Agreement, each of the Parties shall negotiate in good faith the terms, conditions and form of a transition services agreement (the “Transition Services Agreement”) to be entered into at the Closing (and each of the Parties shall use Reasonable Best Efforts, negotiating in good faith, to finalize the form of the Transition Services Agreement no later than thirty (30) Business Days after the date of this Agreement; provided, however, that (i) the terms of any transition services under the Transition Services Agreement shall be limited to nine (9) months following the Closing Date, subject to extension for an additional three months upon mutual agreement of the Parties or otherwise agreed to in writing by the Parties, (ii) the fees for each such service shall be equal to Sellers’ or its applicable Affiliates actual cost to provide such service consistent with Sellers’ and its

Affiliates’ practice for charging services to Affiliates, and (iii) such services shall be as mutually agreed to by the Parties and shall expressly exclude any services that would violate Law or any Contract (including any license) or would require Sellers or any of their Affiliates to seek any consent, assignment or approval of any third party (including any Governmental Authority).
5.21    Casualty. If any of the material physical assets or properties of the Acquired Companies (taken as a whole) that are primarily used and necessary for the conduct of the businesses of the Acquired Companies, are damaged or destroyed by casualty loss after the date hereof and prior to the Closing, and (a) the cost of restoring such damaged or destroyed material physical assets or properties to a condition reasonably comparable to their prior condition and (b) the amount of any lost profits, in each case, to the extent such costs and lost profits are reasonably expected to accrue after the Closing as a result of such damage or destruction to such material physical assets or properties (net of and after giving effect to any insurance proceeds available to the Acquired Companies for such restoration and lost profits and any Tax benefits related thereto) (such costs and lost profits with respect to any such material physical assets or properties, the “Restoration Cost”) is greater than a dollar amount equal to one percent (1%) of Purchase Price but does not exceed a dollar amount equal to ten percent (10%) of Purchase Price, Sellers may elect to reduce the amount of the Purchase Price by the estimated Restoration Cost (as estimated by a qualified firm reasonably acceptable to Purchasers and Sellers), by notice to Purchasers, and such casualty loss shall not affect the Closing. If Sellers do not make such an election within forty-five (45) days after the date such casualty loss is discovered, Purchasers may elect to terminate this Agreement within ten (10) Business Days after the end of such forty-five (45) day period by written notice to Sellers. If the Restoration Cost is in excess of a dollar amount equal to ten percent (10%) of Purchase Price, Sellers may, by notice to Purchasers within forty-five (45) days after the date of such casualty loss, elect to (x) reduce the Purchase Price by the estimated Restoration Cost (as estimated by a qualified firm reasonably acceptable to Purchasers and Sellers) or (y) terminate this Agreement, in each case by providing written notice to Purchasers; provided, however, that if Sellers do not elect to terminate this Agreement as provided in this sentence, then Purchasers may, by written notice to Sellers, terminate this Agreement within ten (10) Business Days of receipt by Purchasers of Sellers’ notice regarding its election. If the Restoration Cost is a dollar amount equal to one percent (1%) of Purchase Price or less, (i) neither Purchasers nor Sellers shall have the right or option to terminate this Agreement and (ii) there shall be no reduction in the amount of the Purchase Price. In the event that Sellers elect to reduce the Purchase Price in accordance with this Section 5.21, Sellers shall, and shall cause their Non-Company Affiliates to, use Reasonable Best Efforts to collect amounts due (if any) under available insurance policies or programs in respect of any such casualty loss and shall cause any such insurance proceeds to be contributed or assigned to the applicable Acquired Company that has suffered such casualty loss without any adjustment to Net Working Capital.

5.22    Condemnation. If any of the material physical assets or properties of the Acquired Companies (taken as a whole) that are primarily used and necessary for the conduct of the businesses of the Acquired Companies are taken by condemnation after the date hereof and prior to the Closing and such material physical assets or properties have the sum of (x) a condemnation value and (y) to the extent not included in preceding clause (x), the amount of any lost profits reasonably expected to accrue after the Closing as a result of such condemnation of such material physical assets or properties (net of and after giving effect to any condemnation award any Tax benefits related thereto) (such sum with respect to any such material physical assets or properties of the Acquired Companies (taken as a whole) that are primarily used and necessary for the conduct of the businesses of the Acquired Companies, the “Condemnation Value”) greater than a dollar amount equal to one percent (1%) of Purchase Price but do not have a Condemnation Value (as determined by a qualified firm reasonably acceptable to Purchasers and Sellers) in excess of a dollar amount equal to ten percent (10%) of Purchase Price, Sellers may elect to reduce the Purchase Price by such Condemnation Value (less the amount of any condemnation award and Tax benefits related thereto) by notice to the Purchasers, and such condemnation shall not affect the Closing. If Sellers do not make such an election within forty-five (45) days after the date of such condemnation, Purchasers may elect to terminate this Agreement within ten (10) Business Days after such forty-five (45) day period by written notice to Sellers. If the Condemnation Value is in excess of a dollar amount equal to ten percent (10%) of Purchase Price, Sellers may, by notice to Purchasers within forty-five (45) days after the award of condemnation proceeds, elect to (a) reduce the Purchase Price by such Condemnation Value (after giving effect to any condemnation award available and Tax benefits related thereto) or (b) terminate this Agreement, in each case by providing written notice to Purchasers; provided, however, that if Sellers do not elect to terminate this Agreement as provided in this sentence, then Purchasers may, by written notice to Sellers, terminate this Agreement within ten (10) Business Days of receipt by Purchasers of Sellers’ notice regarding its election. If the Condemnation Value is a dollar amount equal to one percent (1%) of Purchase Price or less, (A) neither Purchasers nor Sellers shall have the right or option to terminate this Agreement and (B) there shall be no reduction in the amount of the Purchase Price. In the event that Sellers elect to reduce the Purchase Price in accordance with this Section 5.22, Sellers shall, and shall cause their Non-Company Affiliates to, use Reasonable Best Efforts to collect amounts due (if any) under any applicable condemnation award in respect of any such condemnation and shall cause any such condemnation award to be contributed or assigned to the applicable Acquired Company that has suffered such condemnation without any adjustment to Net Working Capital.
5.23    Further Assurances. Each of Sellers, the Companies and Purchasers agrees that, from time to time before and after the Closing Date, they will execute and deliver, and the Companies shall cause the Company Subsidiaries and the Project Companies to execute and deliver, such further instruments, and take, or cause their respective Affiliates to take, such other action, as may be reasonably necessary to carry out the purposes and intents of this Agreement. Purchasers, the Companies and Sellers agree to use Reasonable Best Efforts to refrain from taking any action which could reasonably be expected to materially delay the consummation of the Transaction.
5.24    Releases. Sellers shall use Reasonable Best Efforts to obtain from each officer, director and other person set forth on Schedule 1.4 of the Seller Disclosure Schedules, on or prior to the Closing Date, a release releasing the applicable Acquired Company, Purchasers and Purchasers’ Affiliates from any past, present or future claim each such officer, director or other person may have against such Acquired Company, Purchasers or Purchasers’ Affiliates.
5.25    Repair. Sellers shall use Reasonable Best Efforts, and shall cause the Acquired Companies to use Reasonable Best Efforts, to complete, prior to the Closing Date, a repair of the cooling tower at the Las Palmas II facility in Guatemala to a condition at least comparable to its condition prior to the fire at that facility.
5.26    DEI España. Prior to the Closing, (i) DEI España shall take all entity action reasonably necessary to approve the financial statements for the fiscal years 2011, 2012, 2013, 2014 and 2015, and (ii) shall use its Reasonable Best Efforts to duly file and register such annual accounts with the relevant Spanish Commercial Registry (Registro Mercantil).
5.27    Duqueco Indebtedness. Prior to the Closing, Sellers shall not, and shall cause Duke Energy International Duqueco SpA (Chile) (“Duqueco”) and any relevant Acquired Company not to, waive, release, assign, settle, compromise or satisfy any Indebtedness owed by Duqueco to any other Person (such Indebtedness, the “Duqueco Debt”), without the prior written consent of Purchasers (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that notwithstanding the foregoing, Duqueco shall be permitted, without the prior written consent of Purchasers, to pay an amount in satisfaction of the Duqueco Debt on the date and to the extent such Duqueco Debt becomes due and payable under applicable Law; provided, further, that if Duqueco makes any payments in respect of the Duqueco Debt pursuant to the previous proviso without the prior written consent of Purchasers, the Parties hereto agree that the Purchase Price shall be reduced on a dollar for dollar basis by the aggregate amount of such payments.   Prior to the Closing, Purchasers shall reasonably cooperate with Sellers and Duqueco in connection with negotiating the release, settlement, compromise, or satisfaction of the Duqueco Debt.
ARTICLE VI

CONDITIONS TO CLOSING
6.1    Conditions to Each Party’s Obligations to Effect the Closing. The respective obligations of each Party to effect the Closing shall be subject to the satisfaction or waiver (to the extent permitted by Law) by Purchasers and Sellers, on or prior to the Closing Date, of each of the following conditions precedent:
(a)    Statutory Approvals. The Required Statutory Approvals, other than those Required Statutory Approvals set forth on Schedule 6.1(a) of the Seller Disclosure Schedules, shall have been obtained and shall have become Final Orders.
(b)    No Injunction. No temporary restraining order or preliminary or permanent injunction or other order by any court of competent jurisdiction preventing consummation of the transactions contemplated by this Agreement shall have been issued and be continuing in effect, and the transactions contemplated by this Agreement shall not have been prohibited under any applicable federal or state Law or regulation; provided, however, that the Parties shall use Reasonable Best Efforts to have any such order or injunction vacated or lifted.
(c)    Restructuring Transactions. The Restructuring Transactions shall have been consummated in all material respects.
6.2    Conditions to the Obligations of Purchasers to Effect the Closing. The obligation of Purchasers to effect the Closing shall be further subject to the satisfaction or waiver by Purchasers, on or prior to the Closing Date, of each of the following conditions:
(a)    Performance of Obligations of Sellers and the Companies. Sellers and the Companies shall have performed in all material respects all obligations contained in or contemplated by this Agreement which are required to be performed by Sellers and the Companies at or prior to the Closing (other than their respective obligations in Section 5.12, which are the subject of Section 6.1(c)).
(b)    Representations and Warranties. (i) The representations and warranties of Sellers set forth in Article II and Article III (other than the Designated Representations of Sellers) shall be true and correct on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of the Closing Date, or in the case of representations and warranties that expressly speak only as of an earlier date or time, such representations and warranties need only be true and correct as of such earlier date or time, in each case, after giving effect to the Materiality Scrape, except for such failures of representations and warranties to be true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, and (ii) the Designated Representations of Sellers shall be true and correct (except for de minimis inaccuracies) as of the Closing Date as though made on and as of the Closing Date.
(c)    Company Required Consents. The Company Required Consents identified on Schedule 6.2(c) of the Seller Disclosure Schedules shall have been obtained and shall be in full force and effect.
(d)    Officer’s Certificate. Purchasers shall have received a certificate from an authorized officer of each Seller, dated the Closing Date, to the effect that the conditions set forth in Sections 6.2(a) and 6.2(b) have been satisfied.
(e)    No Material Adverse Effect. Since the date of this Agreement, no Country Segment-Level Material Adverse Effect with respect to Peru and no Company Material Adverse Effect shall have occurred and be continuing.
6.3    Conditions to the Obligations of Sellers to Effect the Closing. The obligation of Sellers to effect the Closing shall be subject to the satisfaction or waiver in writing by Sellers, on or prior to the Closing Date, of each of the following conditions:
(a)    Performance of Obligations of Purchasers. Purchasers shall have performed in all material respects all obligations contained in or contemplated by this Agreement which are required to be performed by Purchasers at or prior to the Closing.
(b)    Representations and Warranties. (i) The representations and warranties of Purchasers set forth in Article IV (other than the Designated Representations of Purchasers) shall be true and correct on and as of the Closing Date, or, in the case of representations and warranties that expressly speak only as of an earlier date or time, such representations and warranties need only be true and correct as of such earlier date or time, in each case, after giving effect to the Materiality Scrape, except for such failures of representations and warranties to be true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have a Purchaser Material Adverse Effect, and (ii) the Designated Representations of Purchasers shall be true and correct (except for de minimis inaccuracies) as of the Closing Date as though made on and as of the Closing Date.
(c)    Purchaser Required Consents. The Purchaser Required Consents identified on Schedule 6.3(c) of the Purchaser Disclosure Schedules shall have been obtained and shall be in full force and effect.

(d)    Officer’s Certificate. Sellers shall have received a certificate from an authorized officer of each Purchaser, dated the Closing Date, to the effect that the conditions set forth in Sections 6.3(a) and 6.3(b) have been satisfied.
(e)    Section 338(g) Notice Documents. Sellers shall have received any Section 338(g) Notice Documents required to be delivered by Purchasers pursuant to Section 5.14(k).
(f)    Tax Basis Certificates. Sellers have obtained the Tax Basis Certificates within the forty-five (45) day period ending on the Closing Date (such that they are valid), provided, however, that if Sellers have not obtained the Tax Basis Certificates within the forty-five (45) day period ending on the Closing Date (such that they have not been so obtained or are not valid), then (1) the Closing Date shall be postponed to a date (the “Extended Closing Date”) that is the earlier of (i) ten (10) Business Days after the Closing Date, (ii) the Termination Date, or (iii) an earlier Extended Closing Date mutually agreed to by Sellers and Purchasers, and (2) if Sellers have not obtained the Tax Basis Certificates within the forty-five (45) day period ending on the Extended Closing Date (such that they are valid), Sellers and Purchasers shall have entered into the Basis Certificate Escrow Agreement pursuant to Section 1.4(c).
6.4    Frustration of Closing Conditions. No Party may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such Party’s failure to act in accordance with this Agreement.
ARTICLE VII

TERMINATION
7.1    Termination. This Agreement may be terminated at any time prior to the Closing Date:
(a)    by the mutual written agreement of Purchasers, each Company and each Seller;
(b)    subject to compliance with Section 10.6, by Sellers (acting together) or Purchasers, if (i) a statute, rule, regulation or executive order shall have been enacted, entered or promulgated prohibiting the consummation of the transactions contemplated hereby or (ii) an order, decree, ruling or injunction shall have been entered permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby, and such order, decree, ruling or injunction shall have become final and non-appealable and the Party seeking to terminate this Agreement pursuant to this Section 7.1(b)(ii) shall have used Reasonable Best Efforts to remove such order, decree, ruling or injunction.

(c)    by Sellers (acting together) or Purchasers, by written notice, if the Closing Date shall not have occurred within one hundred eighty (180) days from the date hereof (the “Termination Date”);
(d)    by Purchasers, so long as Purchasers are not then in material breach of any of their representations, warranties, covenants or agreements hereunder, by written notice to Sellers, if there shall have been a material breach of any representation or warranty of Sellers, or a material breach of any covenant or agreement of Sellers hereunder, or if any representation or warranty of Sellers set forth in the Agreement shall have become untrue, in any such case such that the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied as of such time, and such breach shall not have been remedied by the earlier of (i) the Termination Date and (ii) the date that is thirty (30) days after receipt by Sellers of notice in writing from Purchasers, specifying the nature of such breach and requesting that it be remedied;
(e)    by Sellers (acting together), so long as Sellers and the Companies are not then in material breach of any of their representations, warranties, covenants or agreements hereunder, by written notice to Purchasers, if there shall have been a material breach of any representation or warranty, or a material breach of any covenant or agreement of Purchasers hereunder, or if any representation or warranty of Purchasers set forth in the Agreement shall have become untrue, in any such case such that the conditions set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied as of such time, and such breach shall not have been remedied by the earlier of (i) the Termination Date and (ii) the date that is thirty (30) days after receipt by Purchasers of notice in writing from Sellers, specifying the nature of such breach and requesting that it be remedied;
(f)    by Sellers if (i) all the conditions set forth in Sections 6.1 and 6.2 have been satisfied or irrevocably waived (other than those conditions that by their terms are to be satisfied at the Closing) and (ii) Purchasers do not effect the Closing within two (2) Business Days of the day the Closing is required to occur pursuant to Section 1.3;
(g)    by Purchasers pursuant to Section 5.9 by written notice to Sellers in accordance with such Section 5.9;
(h)    by Sellers (acting together) or Purchasers, pursuant to Section 5.21 by written notice to the other Parties in accordance with Section 5.21;
(i)    by Sellers (acting together) or Purchasers, pursuant to Section 5.22 by written notice to the other Parties in accordance with Section 5.22; or
(j)    by Sellers (acting together) as provided in Section 1.7.

7.2    Effect of Termination. No termination of this Agreement pursuant to Section 7.1 shall be effective until notice thereof is given to the non-terminating Parties specifying the provision hereof pursuant to which such termination is made. Subject to Section 1.7, if validly terminated pursuant to Section 7.1, this Agreement shall, subject to Section 8.1, become wholly void and of no further force and effect (except with respect to the obligations of the Parties contained in the Confidentiality Agreement, Section 1.7, Section 5.4(b), this Section 7.2 and Articles IX and X, which shall survive such termination) without liability to any Party or to any Affiliate, or their respective members or shareholders, directors, officers, employees, agents, advisors or Representatives, and following such termination no Party shall have any liability under this Agreement or relating to the transactions contemplated by this Agreement to any other Party; provided that subject to Section 1.7, no such termination shall relieve any Party from any liability for any breach of this Agreement or fraud. In the event of the termination of this Agreement as provided in Section 7.1, Purchasers shall comply with all of their obligations under the Confidentiality Agreement.
ARTICLE VIII

INDEMNIFICATION
8.1    Survival of Representations, Warranties and Covenants. The representations, warranties and covenants of the Parties hereto contained in this Agreement at the Closing, shall survive the Closing for the periods set forth in this Section 8.1, which the Parties expressly agree are contractual statutes of limitation:
(a)    except as otherwise expressly set forth in Section 8.1(b), Section 8.1(c), Section 8.1(d) and Section 8.1(e), all of the representations and warranties set forth in this Agreement shall survive for eighteen (18) months after the Closing;
(b)    the representations and warranties set forth in Section 2.1 (Organization and Qualification), Section 2.2 (Authority), Section 2.5 (Company Capitalization; Right and Title to Shares), Section 2.7 (Brokers and Finders), Section 3.1 (Organization and Qualification), Section 3.2 (Authority), Section 3.5 (Capitalization), Section 3.22 (Brokers and Finders), Section 4.1 (Organization and Qualification), Section 4.2 (Authority) and Section 4.9 (Brokers and Finders) (collectively, the “Designated Representations”) shall survive the Closing without time limit under this Agreement;
(c)    the representations and warranties set forth in Section 3.9 (Tax Matters) shall survive the Closing until the expiration of the applicable statute of limitations; and

(d)    the representations and warranties set forth in Section 3.16 (Environmental Matters) shall survive the Closing until the date that is three years after the Closing Date;
(e)    the covenants and agreements (i) set forth in Section 5.14 (Tax Matters) shall survive the Closing until the expiration of the applicable statute of limitations; (ii) set forth in this Agreement to be performed solely at or prior to the Closing, shall survive for six (6) months after the Closing; and (iii) set forth in this Agreement to be performed after the Closing shall survive six (6) months after the performance thereof; or
(f)    the indemnity obligations under Section 8.2(c) shall survive without time limit.
Notwithstanding the foregoing, any claim made within the applicable time periods set forth in this Section 8.1 with reasonable specificity by the Party seeking to be indemnified shall survive until such claim is finally resolved.
8.2    Indemnification by Sellers Generally. Subject to Section 8.4, from and after the Closing Date each Seller shall, jointly and severally with each other Seller, indemnify and hold harmless Purchasers and their respective Affiliates (including, after the Closing Date, the Companies) and their respective directors, officers, employees, successors, partners, members, counsel, accountants, financial advisors, consultants and assigns (each, a “Purchaser Indemnified Party”) from and against all Losses imposed on or suffered or incurred by them in connection with, arising out of or resulting from or caused by:
(a)    any breach or inaccuracy of any representation or warranty made by such Seller in this Agreement;
(b)    any breach of any covenant or agreement of such Seller or, prior to the Closing, the Acquired Companies, under this Agreement; or
(c)    the Restructuring Transactions or anything related thereto (including any action contemplated by or permitted by Section 5.12), the Saudi Arabia Acquired Company Country Segment, the Brazil Acquired Company Country Segment, Duke Energy International Espana Investments, SL, Duke Energy International Mexico Holding Company I, S. de R.L. de C.V. or Proyecto de Autoabastecimiento La Silla, S. de R.L. de C.V.
8.3    Indemnification by Purchasers. Subject to Section 8.4, from and after the Closing Date, Purchasers shall indemnify and hold harmless Sellers and their Affiliates and their respective directors, officers, employees, successors, partners, members, counsel, accountants, financial advisors, consultants and assigns (each, a “Seller Indemnified Party”) from and against all Losses imposed on, suffered or incurred by them in connection with, arising out of or resulting from or caused by (a) any breach or inaccuracy of any representation or warranty made by Purchasers in this Agreement or (b) any breach of any covenant or agreement of Purchasers or, after the Closing, the Acquired Companies, under this Agreement.
8.4    Limitations on Indemnification.
(a)    No claim may be made or asserted nor may any Action be commenced pursuant to Sections 8.2 or 8.3 against any Party for breach of any representation, warranty or covenant contained herein, unless written notice of such claim or Action has been given by the Indemnified Party to the Indemnifying Party, describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim or Action, on or prior to the date on which the representation or warranty on which such claim or Action is based ceases to survive as set forth in Section 8.1.
(b)    Notwithstanding anything to the contrary contained in this Agreement:
(i)    other than with respect to any breach or inaccuracy of any Designated Representation, Sellers shall not be liable for any claim for indemnification pursuant to Section 8.2(a), unless and until the aggregate amount of indemnifiable Losses that may be recovered from Sellers pursuant to Section 8.2(a) equals or exceeds one percent (1%) of the Purchase Price (the “Deductible Amount”), at which point Sellers shall be liable for the amount of those Losses indemnifiable pursuant to Section 8.2(a) in excess of the Deductible Amount;
(ii)    other than with respect to any breach or inaccuracy of any Designated Representation, no Losses may be claimed under Section 8.2(a) by any Indemnified Party, nor shall any Losses be reimbursable or included in calculating the aggregate indemnifiable Losses set forth in clause (i) of this Section 8.4(b), other than Losses in excess of one hundred thousand dollars ($100,000) resulting from any single claim or aggregated claims arising out of related facts, events or circumstances; provided that, subject to this Section 8.4(b), after such amount is reached, all such Losses resulting from such single claim or aggregated claims arising out of related facts, events or circumstances may be claimed under Section 8.2(a) by an Indemnified Party;
(iii)    except as otherwise provided in Section 8.4(b)(iv), the maximum amount of indemnifiable Losses that may be recovered from Sellers for any amounts due under Section 8.2(a) for breach or inaccuracy of any representation or warranty in this Agreement (other than for any Designated Representations) shall be an amount equal to twelve and one-half percent (12.5%) of the Purchase Price (the “Cap”); provided, however, that any indemnification Losses with respect to the Designated Representations shall not be taken into account in determining whether the Cap has been exceeded;
(iv)    notwithstanding anything to the contrary in this Agreement, and without limiting the forgoing (including the Cap), the maximum amount of indemnifiable Losses that may be recovered from Sellers for any amounts due under Section 5.14(i) or Section 8.2, except for amounts due under Section 8.2(c), shall be an amount equal to one hundred percent (100%) of the Purchase Price; and
(v)    no Party shall have any Liability pursuant to Sections 8.2 or 8.3 for any special, indirect, consequential or punitive damages relating to a breach or alleged breach of this Agreement, provided, however, that any amounts payable to third parties pursuant to a Third Party Claim shall not be deemed special, indirect, consequential or punitive damages.
(c)    All representations, warranties, covenants and agreements made by the Indemnifying Party in this Agreement, and the Indemnified Party’s right to indemnification with respect thereto, shall not be affected or deemed waived by any investigation made by or on behalf of the Indemnified Party (whether before, on or after the date of this Agreement or before, on or after the Closing Date), or knowledge obtained (or capable of being obtained) as a result of such investigation or otherwise; provided that, notwithstanding the foregoing, no Losses may be claimed under Section 8.2(a) by any Indemnified Party arising out of, or relating to, any inaccuracy or breach of the representation and warranty in Section 3.21(c), to the extent that Purchaser had Knowledge of such breach or inaccuracy as of the date hereof.
(d)    The Materiality Scrape shall apply both for purposes of determining the amount of Losses subject to any indemnification claim under this Article VIII and for determining whether or not any breaches of any representations or warranties contained in this Agreement have occurred.
8.5    Notice of Loss; Third Party Claims. Except with respect to Tax Claims, which are governed by Section 5.14(e):
(a)    Other than with respect to any Third Party Claim that is provided for in Section 8.5(b), an Indemnified Party shall give the Indemnifying Party notice of any matter that an Indemnified Party has determined has given rise to a right of indemnification under this Article VIII, as soon as practicable after such determination, stating the amount of the Losses, if known, and method of computation thereof, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises; provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article VIII, except to the extent that the Indemnifying Party is materially prejudiced by such failure.
(b)    If an Indemnified Party shall receive notice of any Action or claim, demand (each, a “Third Party Claim”) against it that may give rise to a claim for Losses under this Article VIII, promptly after the receipt of such notice, the Indemnified Party shall give the Indemnifying Party notice of such Third Party Claim (a “Claim Notice”); provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article VIII, except to the extent that the Indemnifying Party is materially prejudiced by such failure (and then only with respect to the extent of such actual and material prejudice). The Indemnifying Party shall be entitled, to the extent permitted by applicable Law, to assume and control the defense of such Third Party Claim at its expense and through counsel reasonably of its choice that is reasonably satisfactory to the Indemnified Party, in each case in accordance with the provisions of this Section 8.5, if it gives notice of its intention to do so to the Indemnified Party within thirty (30) days of its receipt of the Claim Notice.
(c)    Notwithstanding the foregoing, if the actual or potential defendants in, or targets of, such Third Party Claim include both the Indemnifying Party and the Indemnified Party, and the Indemnified Party shall have reasonably concluded that there exists an actual conflict of interest between them (including one or more legal defenses available to the Indemnified Party which are not available to the Indemnifying Party) or is reasonably likely to develop during the pendency of the litigation that would make it inappropriate in the reasonable judgment of the Indemnified Party for the same counsel to represent both the Indemnified Party and the Indemnifying Party, then the Indemnified Party shall be entitled to retain one counsel (plus one local counsel, if necessary) reasonably acceptable to the Indemnifying Party, at the expense of the Indemnifying Party; provided, that the Indemnified Party and such counsel shall use diligent and good faith efforts in such defense.
(d)    The Indemnified Party shall cooperate with the Indemnifying Party in the defense and settlement of any Third Party Claim and make available to the Indemnifying Party all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably required by the Indemnifying Party. Any settlement or compromise of such Third Party Claim by the Indemnifying Party to the extent permitted by applicable Law shall require the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld, conditioned or delayed; provided that no such consent shall be required as long as it is solely a monetary settlement that provides a full release of the Indemnified Party with respect to such Third Party Claim and does not contain an admission of liability on the part of the Indemnified Party.
(e)    If the Indemnifying Party does not assume control over the defense of such Third Party Claim as provided in Section 8.5(b), then the Indemnified Party shall have the right to defend such Third Party Claim and the Indemnifying Party shall be required to pay all reasonable costs and expenses incurred by the Indemnified Party in connection with such Third Party Claim; provided that the Indemnified Party shall use diligent and good faith efforts in its defense of such Third Party Claim and shall not settle such Third Party Claim without obtaining the written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed. In such event, the Indemnifying Party shall cooperate with the Indemnified Party in the defense and settlement of any Third Party Claim and make available to the Indemnified Party all witnesses, pertinent records, materials and information in the Indemnifying Party’s possession or under the Indemnifying Party’s control relating thereto as is reasonably required by the Indemnified Party to the extent permitted by applicable Law. The Indemnified Party shall not pay, or permit to be paid, any part of such Third Party Claim unless the Indemnifying Party consents in writing to such payment, which consent shall not be unreasonably withheld, delayed or conditioned, or unless a final judgment from which no appeal may be taken by or on behalf of the Indemnifying Party has been entered against the Indemnified Party for such Third Party Claim.
8.6    Mitigation; Adjustments.
(a)    Each Indemnified Party shall use its Reasonable Best Efforts to mitigate any Losses under this Article VIII; provided, however, that no Indemnified Party shall be required to (i) compromise or waive any right or accept any liability or other future obligation or burden in order to mitigate its damages, (ii) incur any material expense or take any action that would cause hardship, including impairing its ability to conduct its business, or (iii) act in any manner which it reasonably believes in good faith is adverse to its own best interests; provided, further, however, that in the event such action or inaction on the part of the Indemnified Party results in greater Losses that could have been reasonably avoided, such Indemnifying Party shall not be liable for such reasonably avoidable Losses. Notwithstanding that mitigation efforts may not have been commenced or completed, nothing contained herein shall limit an Indemnified Party from making a claim for indemnification under this Agreement or from receiving indemnification for Losses in respect of any claim. Purchasers shall, and shall cause the Acquired Companies to, reasonably cooperate with Sellers in recovering from any third parties (including with respect to enforcement of any Acquired Company’s indemnification rights) any Loss paid by Sellers pursuant to this Article VIII.

(b)    In calculating the amount of any Loss under this Article VIII, the proceeds actually received by the Indemnified Party or any of its Affiliates under any third-party insurance policy, or pursuant to any claim, recovery, settlement or payment by or against any other Person, net of any actual costs, expenses or premiums incurred in connection with securing or obtaining such proceeds, shall be deducted from such Loss or indemnification payment. In the event that an Indemnified Party has any rights against a third party with respect to any occurrence, claim or loss that results in a payment by an Indemnifying Party under this Article VIII, such Indemnifying Party shall be subrogated to such rights to the extent of such payment. Without limiting the generality or effect of any other provision hereof, each Indemnified Party and Indemnifying Party shall duly execute upon request all instruments reasonably necessary to evidence and perfect the subrogation rights detailed herein, and otherwise cooperate in the prosecution of such claims.
(c)    The amount of any Damages incurred by the Indemnified Party shall (i) be reduced by the amount of any Tax benefits in connection with the incurrence of such Damages and (ii) be increased by the amount of Tax costs, if any, on the payment of, or in connection with the receipt of, the indemnity payment, in each case as actually realized by the Indemnified Party or any of its Affiliates.
(d)    Purchasers and Sellers agree to treat, and to cause their respective Affiliates to treat, for all Tax purposes, any payment made under Section 5.14(i) and this Article VIII, to the maximum extent permitted by applicable Law, as an adjustment to the Purchase Price.
8.7    Remedy. Except for claims of intentional fraud in connection with this Agreement and as otherwise provided in Section 1.7 and Section 10.5 of this Agreement, (a) the remedies provided in Section 5.14(i) and this Article VIII shall be the exclusive remedies of the Parties hereto following the Closing for any Losses arising out of any breach or inaccuracy of the representations or warranties of the Parties contained in this Agreement, and (b) each of the Parties hereto hereby waives, to the fullest extent permitted by applicable Law, any and all rights, claims and causes of action it may have after the Closing against the other Parties hereto with respect to any breach or inaccuracy of the representations or warranties of the Parties contained in this Agreement, arising under or based upon any Law or Governmental Order, other than the right to seek indemnity pursuant to Section 5.14(i) and this Article VIII (except in the case of the Acquired Companies’ directors, officers, employees, agents and representatives pursuant to Section 5.7).
8.8    Indemnification for Taxes. Notwithstanding anything contained in this Agreement to the contrary, indemnification for any and all Tax matters, and the procedures with respect thereto, will be governed exclusively by Section 5.14(i), and the provisions of this Article

VIII (except for Sections 8.1, 8.4(b)(iv), 8.6(c), 8.6(d) and this 8.8) will not apply in respect of Taxes.
ARTICLE IX

DEFINITIONS AND INTERPRETATION
9.1    Defined Terms. The following terms are defined in the corresponding Sections of this Agreement:

Defined Term	Section Reference
Accounting Firm	Section 5.14(j)
Adjustment Amount Statement	Section 1.6(a)
Affiliate Contracts	Section 3.19(a)
Agreement	Preamble
Agreement Parties	Section 10.17
Affiliate Contracts	Section 3.19(a)
Agreement	Preamble
Allocable Portion	Section 1.2
Alternative Financing	Section 5.11(d)
Available Financing	Section 5.19(a)
CBA	Section 3.17(a)
Claim Notice	Section 8.5(b)
Closing	Section 1.3
Closing Date	Section 1.3
Code	Section 3.12(b)
Commitment Letter	Section 4.6(a)
Companies	Preamble
Company	Preamble
Company Material Contracts	Section 3.15(a)
Company Plans	Section 3.12(a)
Company Required Consents	Section 3.3
Company Required Statutory Approvals	Section 3.4
Concession Real Property	Section 3.14(a)
Concessions	Section 3.14(c)
Condemnation Value	Section 5.22
Continuing Employees	Section 5.6(a)
Contracting Party	Section 3.15(a)
Debt Commitment Letter	Section 4.6(a)
Debt Financing	Section 4.6(a)
Deductible Amount	Section 8.4(b)(i)
DEI España	Preamble
DEI Uruguay	Preamble
DEIG	Preamble
DEII No. 2	Preamble
DEL IV	Preamble

Deposit LC	Section 1.7(a)
Designated Representations	Section 8.1(b)
Disclosure Schedules	Section 10.9
Dispute Notice	Section 1.6(c)
Duqueco	Section 5.27
Duqueco Indebtedness	Section 5.27
Environmental Permits	Section 3.16(a)
Equity Commitment Letter	Section 4.6(a)
Equity Financing	Section 4.6(a)
ERISA Affiliate	Section 3.12(a)
Estimated Adjustment Amount	Section 1.5(a)
Estimated Adjustment Amount Statement	Section 1.5(a)
Estimated Purchase Price	Section 1.2
Excluded Intellectual Property	Section 5.10(a)
Extended Closing Date	Section 6.3(f)
Financing Agreements	Section 5.11(a)
Financing	Section 4.6(a)
Financing Transaction	Section 5.20(a)
Intellectual Property	Section 3.18(b)
Intercompany Indebtedness	Section 3.19(b)
Interim Period	Section 5.1(a)
Leased Real Property	Section 3.14(a)
New Debt Commitment Letter	Section 5.11(d)
Non-Party Affiliates	Section 10.17
Owned Real Property	Section 3.14(a)
Party	Preamble
Purchase Agreement Deposit	Section 1.7
Purchase Price	Section 1.2
Purchase Price Allocation Statement	Section 5.14(j)
Purchaser 1	Preamble
Purchaser 2	Preamble
Purchaser 3	Preamble
Purchasers	Preamble
Purchaser Guaranty	Recitals
Purchaser Indemnified Party	Section 8.2
Purchaser Related Parties	Section 1.7(b)
Purchaser Representative	Section 10.2
Purchaser Required Consents	Section 4.3
Purchaser Required Statutory Approvals	Section 4.4
Relevant Countries	Recitals
Representatives	Section 5.4(a)
Restoration Cost	Section 5.21
Restructuring Transactions	Section 1.8(a)
Schedule Update	Section 5.9
Section 338(g) Election	Section 5.14(k)
Section 338(g) Forms	Section 5.14(k)

Section 338(g) Notice Documents	Section 5.14(k)
Section 409A	Section 3.12(b)
Seller Counsel	Section 10.7(a)
Seller Indemnified Party	Section 8.3
Seller Marks	Section 5.10(a)
Seller Related Parties	Section 1.7(d)
Seller Required Statutory Approvals	Section 2.4
Sellers	Preamble
Sellers Guaranty	Recitals
Tax Claim	Section 5.14(e)(i)
Tax Refund	Section 5.14(h)
Termination Date	Section 7.1(c)
Third Party Claim	Section 8.5(b)
Transaction	Section 1.1
Transition Services Agreement	Section 5.20
Violation	Section 2.3

9.2    Definitions. Except as otherwise expressly provided in this Agreement, or unless the context otherwise requires, whenever used in this Agreement (including the Schedules), the following terms will have the meanings indicated below:

(a)    “Acquired Companies” means, collectively, the Companies, the Company Subsidiaries and the Project Companies and each, individually, an “Acquired Company.”
(b)    “Acquired Company Country Segment” means the grouping of the Acquired Companies set forth in Schedule 9.2(1) of the Seller Disclosure Schedules.
(c)    “Action” means any claim, action, suit, demand, complaint, notice of violation, audit, assessment, investigation of which the subject party has received written notice, legal proceeding, litigation or other proceeding, of any nature, in law or in equity, in each case, by or before any Governmental Entity, or any arbitration or mediation proceeding by or before any arbitrator or Governmental Entity.
(d)    “Adjustment Amount” means an amount equal to the sum, which may be a positive or negative number, of (A) (i) the Net Working Capital as of the Closing, minus (ii) the Target Net Working Capital, the result of which may be a positive or negative number, and (B) (i) the Target Total Indebtedness, minus (ii) the Total Indebtedness as of Closing, the result of which may be a positive or negative number.
(e)    “Affiliate” means, with respect to any Person or group of Persons, a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such Person or group of Persons; provided that any Person (other than any Acquired Company) that owns Equity Interests in any Project Company shall be deemed not to be an Affiliate of any of the Acquired Companies. “Control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities or other Equity Interests, by contract or credit arrangement, as trustee or executor, or otherwise.
(f)    “Basis Certificate Escrow Account” means the escrow account opened pursuant to the Basis Certificate Escrow Agreement.
(g)    “Basis Certificate Escrow Agreement” means the escrow agreement to be executed, by and among Sellers, Purchasers, and the escrow agent thereunder, prior to the Closing, in a form to be reasonably mutually agreed upon by Purchasers and Sellers, whereby an escrow account will be opened in which the Estimated Purchase Price and/or the Post-Closing Payment will be deposited in the event the Tax Basis Certificates have not been obtained at least five (5) Business Days prior to the Closing Date. The Basis Certificate Escrow Agreement shall provide for the funds (and any earnings thereon) to be released to Sellers upon the earlier of (i) confirmation of the issuance of the Tax Basis Certificates or (ii) Sellers’ decision, in their sole discretion, not to obtain the Tax Basis Certificates.

(h)    “Business Day” means a day other than a Saturday or Sunday or any other day on which banks are not required to be open or are authorized to close in New York, New York.
(i)    “Company Material Adverse Effect” means any change, event, effect, fact, circumstance, matter or occurrence that, individually or in the aggregate with any other changes, events, effects, facts, circumstances, matters or occurrences have, or would reasonably be expected to have, any material adverse effect on (x) the businesses, assets, condition (financial or otherwise) or results of operations of the Acquired Companies, taken as a whole, or (y) the ability of Sellers to consummate the transactions contemplated by this Agreement or perform their obligations at and prior to the Closing; provided, however, that none of the following shall constitute or be taken into account in determining whether there has been or is a Company Material Adverse Effect: (i) any changes, events or developments in the international, national, regional, state or local economy or financial, securities or credit markets (including changes in prevailing interest rates); (ii) any changes, events or developments in the international, national, regional, state or local (A) industry in which an Acquired Company operates or (B) regulatory or political conditions; (iii) any changes, events or developments relating to “acts of war” (whether or not declared), armed hostilities or terrorism or relating to national security; (iv) any changes that result from natural disasters or “acts of God” or other “force majeure” events; (v) any changes in weather conditions, customer usage patterns or hydrology; (vi) any effects or conditions resulting from the public announcement of this Agreement, compliance with terms of this Agreement or the consummation of the transactions contemplated by this Agreement (including any actions taken by any Purchaser, any Seller or any of their respective Affiliates that are not in violation of this Agreement and that are taken to obtain any Required Statutory Approval); (vii) the effect of any action expressly required to be taken in accordance with this Agreement or consented to in writing by Purchaser; (viii) any changes in (A) any Law (including Environmental Laws and any interpretation or enforcement thereof by any Governmental Entity but excluding Tax Laws), regulatory policies or industry standards, or (B) accounting standards, principles or interpretations; (ix) any change in the financial condition or results of operation of an Acquired Company, including a reduction in the credit rating, to the extent attributable to any action of any Purchaser or its Affiliates or the transactions expressly contemplated by this Agreement; (x) any changes in the costs of commodities or supplies, including fuel, or changes in the price of electricity or (xi) the Restructuring Transactions; provided that in the case of the foregoing clauses (i) through (v), (viii) and (x) above, any such changes, events, effects, facts, circumstances, matters or occurrences (individually or taken together) may be taken into account in determining the occurrence of a “Company Material Adverse Effect” to the extent such changes, events, effects, facts, circumstances, matters or occurrences have a disproportionate effect on the Acquired

Companies, taken as a whole, relative to other Persons operating in the electricity generating, natural gas and electric power transmission industries.
(j)    “Country Segment-Level Material Adverse Effect” means any change, event, effect, fact, circumstance, matter or occurrence that, individually or in the aggregate with any other changes, events, effects, facts, circumstances, matters or occurrences have, or would reasonably be expected to have, any material adverse effect on (x) the businesses, assets, condition (financial or otherwise) or results of operations of an Acquired Company Segment, taken as a whole, or (y) the ability of Sellers to consummate the transactions contemplated by this Agreement or perform their obligations prior to the Closing; provided, however, that none of the following shall constitute or be taken into account in determining whether there has been or is a Country Segment-Level Material Adverse Effect: (i) any changes, events or developments in the international, national, regional, state or local economy or financial, securities or credit markets (including changes in prevailing interest rates); (ii) any changes, events or developments in the international, national, regional, state or local (A) industry in which an Acquired Company operates or (B) regulatory or political conditions; (iii) any changes, events or developments relating to “acts of war” (whether or not declared), armed hostilities or terrorism or relating to national security; (iv) any changes that result from natural disasters or “acts of God” or other “force majeure” events; (v) any changes in weather conditions, customer usage patterns or hydrology; (vi) any effects or conditions resulting from the public announcement of this Agreement, compliance with terms of this Agreement or the consummation of the transactions contemplated by this Agreement (including any actions taken by any Purchaser, any Seller or any of their respective Affiliates that are not in violation of this Agreement and that are taken to obtain any Required Statutory Approval); (vii) the effect of any action expressly required to be taken in accordance with this Agreement or consented to in writing by Purchaser; (viii) any changes in (A) any Law (including Environmental Laws and any interpretation or enforcement thereof by any Governmental Entity but excluding Tax Laws), regulatory policies or industry standards, or (B) accounting standards, principles or interpretations; (ix) any change in the financial condition or results of operation of an Acquired Company, including a reduction in the credit rating, to the extent attributable to any action of any Purchaser or its Affiliates or the transactions expressly contemplated by this Agreement; (x) any changes in the costs of commodities or supplies, including fuel, or changes in the price of electricity; or (xi) the Restructuring Transactions; provided that in the case of the foregoing clauses (i) through (v), (viii) and (x) above, any such changes, events, effects, facts, circumstances, matters or occurrences (individually or taken together) may be taken into account in determining the occurrence of a “Company Material Adverse Effect” to the extent such changes, events, effects, facts, circumstances, matters or occurrences have a disproportionate effect on the Acquired Companies, taken as a whole, relative to other Persons operating in the electricity generating, natural gas and electric power transmission industries.

(k)    “Company Shares” means (i) the DEIG Shares, (ii) the 3,003,006 shares of DEI España, par value EUR 1 per share and (iii) the 12,000 shares of DEII No. 2, par value USD 1 per share.
(l)    “Company Subsidiary” means each of the Persons set forth in Schedule 3.5(a) of the Seller Disclosure Schedules.
(m)    “Confidentiality Agreement” means the Confidentiality Agreement, dated April 4, 2016, between I Squared Capital Advisors (US) LLC and Parent.
(n)    “Consent” means any consent, approval, authorization, order, filing, notice, registration, waiver, qualification or similar action of, by or with any Person.
(o)    “Contract” means any legally binding contract, agreement, lease, license, instrument, commitment, evidence of Liabilities, mortgage, indenture, purchase order, legally binding bid or offer, letter of credit, security agreement or other similar arrangement, excluding any Permit.
(p)    “Damages” means Liabilities, demands, claims, suits, actions, or causes of action, losses, costs, expenses, damages and judgments, amounts paid in settlement, fines, penalties, interest, whether or not resulting from third party claims (including reasonable fees and expenses of attorneys and accountants).
(q)    “DEIG Shares” means the 20,000 shares of DEIG, par value USD 1 per share.
(r)    “Environmental Law” means any foreign, federal, state or local Law relating to (i) the treatment, Release or threatened Release of Hazardous Substances or (ii) the preservation and protection of the environment (including natural resources, protected species and cultural resources, air and surface or subsurface land or waters).
(s)    “Equity Interests” means shares of capital stock or other equity interests.
(t)    “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
(u)    “Escrow Financing Expenses” means all cash interest expenses (but not any commitment, ticking, upfront, original issue discount or other fees and expenses of Purchasers) accrued (whether payable or not but subject to the actual payment in cash thereof by Purchasers) under the Escrow Financing during the Escrow Financing Term.

(v)    “Escrow Financing Term” shall mean the period commencing on the Escrow Funding Date and ending on (but not including) the Escrow Termination Date.
(w)    “Escrow Funding Date” shall mean the date the Loans have been funded into escrow pursuant to an escrow agreement in accordance with Section 5.11(i).
(x)    “Escrow Termination Date” shall mean the earliest of (i) the consummation of the Closing, (ii) the termination of this Agreement, (iii) any material breach of this Agreement by Purchasers or any breach by Purchasers or their Affiliates under the Debt Commitment Letter or any Financing Agreement, and (iv) the Termination Date.
(y)    “Final Order” means a final order by the relevant regulatory authority, which has not been reversed, stayed, enjoined, set aside, annulled or suspended, with respect to which any waiting period prescribed by Law before the transactions contemplated hereby may be consummated has expired (but without the requirement for expiration of any applicable rehearing or appeal period), and as to which all conditions to the consummation of such transactions prescribed by Law, regulation or order have been satisfied.
(z)    “GAAP” means generally accepted accounting principles as applied in the United States or in the Relevant Countries, as applicable.
(aa)    “Good Utility Practice” means the practices, methods and acts engaged in or approved by a significant portion of the industry of the Acquired Companies during the relevant time period, or any of the practices, methods and acts that, in the exercise of reasonable judgment in light of the facts known at the time the decision was made, could have been expected to accomplish the desired result at a reasonable cost consistent with good business practices, reliability, safety and expedition. Good Utility Practices are not intended to be limited to the optimum practice, method or act, to the exclusion of all others, but rather are intended to include practices, methods and acts generally accepted in the region.
(bb)    “Governmental Entity” means any supranational, national, federal, state, municipal or local governmental or quasi-governmental (including non-governmental entities that exercise administrative or public duties by delegation according to applicable Law) or regulatory authority (including a national securities exchange or other self-regulatory body), agency, court, commission or other similar entity, domestic or foreign whether legislative, judicial or executive.
(cc)    “Governmental Order” means any order (other than any Permit), decree, ruling, injunction, judgment or similar act of or by any Governmental Entity.

(dd)    “Hazardous Substance” means any material, substance or waste (whether liquid, gaseous or solid) that (i) requires removal, investigation, remediation or reporting under any Environmental Law, or is listed, classified or regulated as a “hazardous waste” or “hazardous substance” (or other similar term) pursuant to any applicable Environmental Law or (ii) is regulated under applicable Environmental Laws as being toxic, explosive, corrosive, flammable, infectious, radioactive, carcinogenic, mutagenic or otherwise hazardous, including any petroleum product or by-product, petroleum-derived substances wastes or breakdown products, asbestos or polychlorinated biphenyls.
(ee)    “Indebtedness” means any of the following: (a) any indebtedness for borrowed money; (b) any obligations evidenced by bonds, debentures, notes or other similar instruments; (c) any obligations to pay the deferred purchase price of property or services, except trade accounts payable arising in the ordinary course of business; (d) any obligations as lessee under capitalized leases; (e) any obligations, contingent or otherwise, under bonds, acceptances, letters of credit or similar facilities in each case to the extent drawn; (f) any obligations that would properly be classified as indebtedness in accordance with GAAP; (g) any guaranty, pledge or grant of security interest in respect of any of the foregoing and (i) all accrued but unpaid interest on any of the foregoing (including, for these purposes, all accrued liabilities under any interest rate protection, commodity or currency hedge agreements, futures, swaps, collars, puts, calls, floors, caps, options or similar derivative products); provided, that to the extent that the settlement of all such obligations in clause (i) results in a net gain to the Acquired Companies, such net gain shall reduce Indebtedness; provided, further, however, that in no event will Indebtedness include (i) indebtedness incurred by any Acquired Company that is owed to another Acquired Company, or (ii) undrawn amounts under existing letters of credit, surety bonds, lines of credit and revolving credit facilities.
(ff)    “Independent Accountants” means an internationally recognized firm of accountants appointed as mutually agreed by Purchaser Representative and Sellers (and which firm in any case does not serve as the independent auditor of Purchasers or Sellers); provided that if Purchasers and Sellers are unable to agree on an such firm, Seller shall propose two such firms and Purchaser Representative shall select one; provided that if Purchaser Representative does not provide notice of its selection within five (5) Business Days, Sellers shall be entitled to select one of the proposed firms to serve as Independent Accountants.
(gg)    “Indemnified Party” means a Purchaser Indemnified Party or a Seller Indemnified Party, as the case may be.
(hh)    “Indemnifying Party” means Sellers for the purpose of Section 8.2 and Purchasers for the purpose of Section 8.3, as the case may be.

(ii)    “Investors” mean I Squared Capital.
(jj)     “IRS” means the United States Internal Revenue Service.
(kk)    “Knowledge” when used with respect to a Company, means the actual knowledge (after due inquiry of the individuals reporting directly to such individual with responsibility for the relevant subject matter area) of those officers of such Company or its Affiliates set forth in Schedule 9.2(2)(a) of the Seller Disclosure Schedules; when used with respect to a Seller, means the actual knowledge (after due inquiry of the individuals reporting directly to such individual with responsibility for the relevant subject matter area) of those officers of such Seller, any Acquired Company or any of their Affiliates set forth in Schedule 9.2(2)(b) of the Seller Disclosure Schedules; and when used with respect to Purchasers, means the actual knowledge (after due inquiry of the individuals reporting directly to such individual with responsibility for the relevant subject matter area) of those officers of Purchasers or their Affiliates set forth in Schedule 9.2(2)(c) of the Purchaser Disclosure Schedules.
(ll)    “Law” means any law, statute, ordinance, regulation, other pronouncement having the effect of recognized, binding law, or rule of or by any Governmental Entity or any arbitrator.
(mm)    “Liabilities” means any and all known liabilities or indebtedness of any nature (whether direct or indirect, absolute or contingent, liquidated or unliquidated, due or to become due, accrued or unaccrued, matured or unmatured, asserted or unasserted, determined or determinable and whenever or however arising).
(nn)    “Lien” means any lien, claim, security interest, mortgage, charge, option, restrictive covenant, easement, purchase right, hypothecation, encumbrance or other adverse claim.
(uu)    “Losses” means any losses, damages, claims, fees, fines, costs and expenses, interest, awards, settlements, Liabilities, recourses, judgments and penalties (including reasonable attorneys’ fees and costs of collection and other expenses incurred in investigation, preparing or defending the foregoing).
(oo)    “Material Lease” means, collectively, the Contracts set forth on Schedule 3.14(a)(i) of the Seller Disclosure Schedules.
(pp)    “Materiality Scrape” means, with respect to any representation or warranty that includes any qualification, exception or limitation that uses the term “Material Adverse Effect”, “material adverse effect”, “material”, “materially” or “in all material respects”, that none of those qualifications, exceptions or limitations is given any effect and the representation or warranty will be interpreted as if those terms were not included; provided that, for the avoidance of doubt, the Materiality Scrape does not apply to: (i) the phrase “in all material respects” with respect to the fair presentation of any financial statement prepared in accordance with GAAP; (ii) any defined term (including “Company Material Adverse Effect”, “Country Segment-Level Material Adverse Effect”, “Purchaser Material Adverse Effect”, “Company Material Contract” or “Material Lease”) and any reference in any defined term to “Material Adverse Effect”, “material adverse effect”, “material”, “materially” or “in all material respects”; or (iii) any term or provision of this Agreement that is not a representation or warranty, including any covenant, agreement, condition or rule of construction.
(qq)    “Net Working Capital” means (without duplication) the amount (expressed as a positive or negative number) equal to (i) the total current assets of the Acquired Companies on a combined basis, minus (ii) the total current liabilities of the Acquired Companies on a combined basis, in each case (A) excluding Taxes, including both current and deferred Tax assets and both current and deferred Tax liabilities, (B) adjusted for the relevant ownership of each Acquired Company by the Companies, (C) measured as of the time immediately prior to the consummation of, and without giving effect to, the transactions contemplated hereby and (D) determined in accordance with the methodology used in the preparation of Schedule 9.2(3) of the Seller Disclosure Schedules, and otherwise in accordance with GAAP; provided that to the extent that there is any conflict between the provisions of this definition, the application of GAAP, and Schedule 9.2(3) of the Seller Disclosure Schedules, the provisions of this definition shall control.
(rr)    “Non-Company Affiliate” means any Affiliate of any Seller, except for any of the Acquired Companies.
(ss)    “OFAC” means the Office of Foreign Assets Control of the United States Department of the Treasury.
(tt)    “OFAC Sanctions” means any sanctions program administered by OFAC.
(uu)    “OFAC Sanctioned Person” means any government, country, entity, group or individual with whom or which the OFAC Sanctions prohibit a U.S. Person from engaging in transactions and includes any entity, group or individual that appears on the SDN List.
(vv)    “Operating Contract” means any Contract (i) providing for the purchase, sale, supply, transportation or transmission of electric power, gas, coal, oil or other fuel and (ii) any Contract for the operation and maintenance of any assets of any of the Project Companies.

(ww)    “Organizational Documents” means, with respect to any corporation, its articles or certificate of incorporation, memorandum or articles of association and by-laws or documents of similar substance; with respect to any limited liability company, its articles or certificate of organization, formation or association and its operating agreement or limited liability company agreement or documents of similar substance; with respect to any limited partnership, its certificate of limited partnership and partnership agreement or documents of similar substance; and with respect to any other entity, documents of similar substance to any of the foregoing.
(xx)    “Parent” means Duke Energy Corporation, a Delaware corporation and an Affiliate of Sellers.
(yy)    “Permits” means all permits, licenses, franchises, registrations, variances, authorizations, Consents, orders, certificates and approvals obtained from or otherwise made available by any Governmental Entity or pursuant to any Law.
(zz)    “Permitted Liens” means (i) Liens for Taxes (A) not yet due and payable, (B) being contested in good faith or (C) for which reserves have been established in accordance with GAAP, (ii) Liens of warehousemen, mechanics and materialmen and other similar statutory Liens incurred in the ordinary course of business consistent with past practice that are (I) not delinquent or (II) that are being contested in good faith by appropriate proceedings or for which reserves have been established accordance with GAAP, (iii) any Liens that do not materially detract from the value of any of the applicable property, rights or assets of the businesses or materially interfere with the use thereof as currently used, (iv) zoning, entitlement, conservation, restriction or other land use or environmental regulation imposed by any Governmental Entity to regulate or affecting the assets of any Acquired Company, (v)  restrictions on transfer of the Equity Interests of any Acquired Company Lien arising under (A) the Organizational Documents of each Acquired Company or (B) any shareholders or similar agreement to which any Acquired Company is a party or by which it is bound.
(aaa)    “Person” means any natural person, firm, partnership, association, corporation, company, joint venture, trust, business trust, Governmental Entity or other entity.
(bbb)    “Post-Closing Payment” means an amount (positive or negative) equal to the Estimated Adjustment Amount minus the actual Adjustment Amount.
(ccc)    “Post-Closing Tax Period” means any taxable year or period that begins after the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period beginning on the day after the Closing Date.

(ddd)    “Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date.
(eee)    “Project Company” means each of the Persons set forth in Schedule 3.5(b).
(fff)    “Purchaser Assignment” means the Assignment substantially in the form of Exhibit D.
(ggg)    “Purchaser Disclosure Schedules” means the disclosure schedules delivered by Purchasers to Sellers on the date of this Agreement.
(hhh)    “Purchaser Guarantor” means ISQ Global Infrastructure Fund L.P. (Cayman), a Cayman Islands exempted limited partnership.
(iii)    “Purchaser Material Adverse Effect” means, with respect to a Purchaser, any material adverse effect on the ability of such Purchaser or Purchaser Guarantor to consummate the transactions contemplated by this Agreement or perform its obligations hereunder or under the Purchaser Guaranty, as the case may be.
(jjj)    “Real Property” means the Owned Real Property, the Leased Real Property and the Concession Real Property.
(kkk)    “Reasonable Best Efforts” means the efforts, time and costs a prudent Person desirous of achieving a result would use, expend or incur in similar circumstances to achieve such results as expeditiously as possible, provided that such Person is not required to expend funds or assume liabilities beyond those that are reasonable in nature and amount in the context of the Transaction (provided that, for the avoidance of doubt, when “Reasonable Best Efforts” is used in relation to obtaining the Financing, it is agreed that Purchasers shall pay all amounts that are required under the Commitment Letters, the Financing Agreements and agree to the full extent of the “Flex” terms necessary to obtaining the Financing).
(lll)    “Release” means the release, spill, emission, leaking, pumping, pouring, emptying, escaping, dumping, injection, deposit, disposal, discharge, dispersal, leaching or migrating of any Hazardous Substance on, into, under or through the environment.
(mmm)    “Relevant Material Contract Amount” means the amount set forth in Schedule 9.2(4) of the Seller Disclosure Schedules.
(nnn)    “Relevant Aggregate Interim Period Amount” means the aggregate amount set forth in Schedule 9.2(5) of the Seller Disclosure Schedules.

(ooo)    “Relevant Interim Period Amount” means the individual amount set forth in Schedule 9.2(6) of the Seller Disclosure Schedules.
(ppp)    “Required Statutory Approvals” means the Seller Required Statutory Approvals, Company Required Statutory Approvals and Purchaser Required Statutory Approvals, to the extent relating to filings, waivers, approvals, consents, authorizations and notices required to be made with, obtained from or provided to a Governmental Entity prior to the Closing.
(qqq)    “Seller Material Adverse Effect” means, with respect to a Seller, any material adverse effect on the ability of such Seller to consummate the transactions contemplated by this Agreement or perform its obligations hereunder.
(rrr)    “Seller Disclosure Schedules” means the disclosure schedules delivered by Sellers to Purchasers on the date of this Agreement.
(sss)    “Sellers Guarantor” means Duke Energy Corporation, a Delaware corporation.
(ttt)    “Sellers’ Share of Escrow Financing Expenses” shall mean, (i) during the period commencing on the Escrow Funding Date through the earlier to occur of (A) the Escrow Termination Date and (B) the date that is 89 days after the Escrow Funding Date, fifty percent (50%) of the Escrow Financing Expenses during such period; provided, however, that, with respect to each thirty day period thereof, Sellers’ Share of Escrow Financing Expenses shall not exceed $625,000 in the aggregate (such amount to be prorated for any such period that is less than 30 days), and (ii), with respect to the period commencing on the date that is 90 days after the date the Escrow Funding Date (if the Escrow Termination Date has not occurred prior to such date, through the earlier to occur of (A) the Escrow Termination Date and (B) the date that is 179 days after the date the Escrow Funding Date, one-hundred percent (100%) of the Escrow Financing Expenses; provided, however, that, with respect to each thirty day period thereof, Sellers’ Share of Escrow Financing Expenses shall not exceed $1.25 million in the aggregate (such amount to be prorated for any such period that is less than 30 days)
(uuu)    “Straddle Period” means any Tax period that begins on or before the Closing Date and ends after the Closing Date.
(vvv)    “Subsidiary” means, with respect to any Person (for the purposes of this definition, the “parent”), any other Person (other than a natural person), whether incorporated or unincorporated, of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by the parent or by one or more of its respective Subsidiaries or by the parent and any one or more of its respective Subsidiaries.
(www)    “Target Net Working Capital” means an amount equal to $78,800,000.
(xxx)    “Target Total Indebtedness” means an amount equal to $336,135,000.
(yyy)    “Tax” or “Taxes” means any and all taxes, including any interest, penalties or other additions to tax, that may become payable in respect thereof, imposed by any Governmental Entity, which taxes shall include all income taxes, profits taxes, taxes on gains, alternative minimum taxes, estimated taxes, payroll taxes, employee withholding taxes, unemployment insurance taxes, social security taxes, welfare taxes, disability taxes, severance taxes, license charges, taxes on stock, sales taxes, harmonized sales taxes, use taxes, ad valorem taxes, value added taxes, excise taxes, goods and services taxes, franchise taxes, gross receipts taxes, occupation taxes, real or personal property taxes, land transfer taxes, stamp taxes, environmental taxes, transfer taxes, workers’ compensation taxes, windfall taxes, net worth taxes, custom and import/export taxes and duties and other taxes of the same or of a similar nature to any of the foregoing.
(zzz)    “Tax Basis Certificates” means the certificates to be obtained by the Sellers from the Peruvian Taxing Authority by which said authority acknowledges DEIG’s Tax basis in the shares of each Peruvian Acquired Company, including any certificates deemed implicitly granted by the Peruvian Taxing Authority in accordance with applicable Peruvian Tax Laws.
(aaaa)    “Taxing Authority” means the IRS and any other domestic or foreign Governmental Entity responsible for the administration or collection of any Taxes, including any national, federal, state and local Governmental Entity with such responsibility.
(bbbb)     “Tax Returns” means all tax returns, declarations, statements, reports, schedules, forms and information returns and any amendments to any of the foregoing relating to Taxes.
(cccc)     “Total Indebtedness” means (without duplication) the amount (expressed as a positive number) equal to the sum of (i) all obligations for borrowed money of the Acquired Companies on a combined basis, (ii) any other obligations owed by an Acquired Company under any credit agreement or facility, or evidenced by any note, bond, debenture or other debt security or instrument made or issued by such Acquired Company, (iii) all obligations for the deferred purchase price of property or services with respect to which an Acquired

Company is liable (but shall not include any purchase order commitments, any accounts payable, accruals for expenses and other similar obligations), (iv) all capitalized lease obligations of an Acquired Company to the extent classified as such in accordance with GAAP and (v) all interest, premium and prepayment penalties due and payable in respect of any of the foregoing, in each case (A) measured as of the time immediately prior to the consummation of, and without giving effect to, the transactions contemplated hereby (but only if and to the extent the foregoing are retained by the Acquired Companies immediately following the Closing), (B) determined in accordance with the methodology used in the preparation of Schedule 9.2(7) of the Seller Disclosure Schedules, and otherwise in accordance with GAAP, (C) adjusted for the relevant ownership of each Acquired Company by the Companies and (D) excluding any items taken into account in the definition of Net Working Capital; provided that to the extent that there is any conflict between the provisions of this definition, the application of GAAP and Schedule 9.2(7) of the Seller Disclosure Schedules, the provisions of this definition shall control.
(dddd)    “Transfer Taxes” means any and all transfer Taxes (excluding Taxes measured in whole or in part by income or gain and excluding the Peruvian ITF tax (“Impuesto a las Transacciones Financieras”)), including sales, use, value added, excise, goods and services, stock, conveyance, registration, business and occupation, securities transactions, real estate transfer, land, stamp, documentary, notarial, filing, recording, permit, license, authorization and similar Taxes and fees.
(eeee)    “Virtual Data Room” means the virtual data room containing documents and information relating to, among other things, the Acquired Companies and their respective businesses and the Company Shares, made available by the Companies in electronic form to Purchasers.
9.3    Interpretation. In this Agreement, unless otherwise specified, the following rules of interpretation apply:
(a)    references to Sections, Schedules, Annexes, Exhibits and Parties are references to sections or sub-sections, schedules, annexes and exhibits of, and parties to, this Agreement;
(b)    the section and other headings contained in this Agreement are for reference purposes only and do not affect the meaning or interpretation of this Agreement;
(c)    words importing the singular include the plural and vice versa;
(d)    references to the word “including” do not imply any limitation;

(e)    the words “hereof”, “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement; and
(f)    references to “$” or “dollars” refer to United States dollars.
ARTICLE X

GENERAL PROVISIONS
10.1    Notices. All notices, requests and other communications to any Party hereunder shall be in writing (including electronic facsimile transmission) and shall be given by delivery in person, by an internationally recognized overnight courier service, by facsimile or certified mail (postage prepaid, return receipt requested) or by email, receipt confirmed via reply of the intended recipient (other than an automatically generated response or confirmation) (with a confirmation copy to be given by delivery in person or internationally recognized courier service or certified mail) to such Party at the following addresses (or at such other address or electronic facsimile number for a Party as shall be specified in a notice given in accordance with this Section 10.1):
(a)    if to Purchasers or, after the Closing, to the Companies, to:
I Squared Capital Advisors (US) LLC
410 Park Avenue #830,
New York, NY 10022
Attention: General Counsel
Facsimile No.: (212) 339-5390
Email: generalcounsel@isquaredcapital.com
with a copy to:
Chadbourne & Parke LLP
1301 Avenue of the Americas New York, NY 10019
Attention: Marwan Azzi
Facsimile No.: (212) 541-5369
Email: MAzzi@chadbourne.com
(b)    if to Sellers or, prior to the Closing, to the Companies, to:

Duke Energy Brazil Holdings II C.V. OR Duke Energy International Uruguay Investments SRL OR Duke Energy International Group S.a.r.l. OR Duke Energy International España Holdings SL OR Duke Energy International Investments No. 2 Ltd
c/o Duke Energy Corporation
550 South Tryon Street, DEC-45A
Charlotte, NC 28202
Attention: Greer Mendelow, Deputy General Counsel
Facsimile No.: 980-373-9962
Email: Greer.Mendelow@duke-energy.com
with a copy to:
Skadden, Arps, Slate, Meagher & Flom LLP
1440 New York Avenue, N.W.
Washington, DC 20005
Attention: Pankaj K. Sinha, Esq.
Facsimile No.: 202-661-8238
Email: Pankaj.Sinha@skadden.com
or to such other address or addresses as the Parties may from time to time designate in writing.
All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and if such day is a Business Day. Otherwise, any such notice, request or other communication shall be deemed not to have been received until the next succeeding Business Day.
10.2    Amendments and Waivers; Actions by Purchasers. Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each Party to this Agreement, or in the case of a waiver, by the Party against whom the waiver is to be effective. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. No failure or delay by any Party in exercising any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof, preclude any other or further exercise thereof or the exercise of any other right. Each Purchaser hereby appoints Enerlam (UK) Holdings Ltd.as its representative for all purposes under this Agreement; provided that the Purchasers may from time to time appoint another Purchaser to act in that capacity by giving written notice to Sellers (sign by all the Purchasers) and if any such notice is given the Purchaser designated in that notice will thereafter be the representative of the Purchasers for all purposes of this Agreement (the “Purchaser Representative”). Sellers and the Companies shall be entitled to rely on the actions of any Purchaser Representative as representative of all Purchasers for all purposes herein.
10.3    Assignment; Binding Effect. Purchasers may assign, without the prior written consent of the Sellers, (i) this Agreement, including all rights, interests and obligations of Purchasers hereunder, (x) pursuant to the Purchaser Assignment and (y) to one or more of Purchasers’ respective Affiliates as designated by Purchasers, and (ii) its rights to indemnification under this Agreement to Purchasers’ lenders, Affiliates, financing sources or collateral agents or trustees for any financing source, successors in interest and, in the case of the transfer by Purchasers of all or substantially all of the assets or shares of an Acquired Company, the Purchasers’ rights to indemnification under this Agreement solely in respect of such transferred shares or assets; provided, that, in each case, such assignment shall not (i) release any Purchaser from its obligations hereunder (except as provided in the Purchaser Assignment) or (ii) impede or delay the Closing or the consummation of the transactions contemplated by this Agreement. Except as provided in the preceding sentence or in connection with the Restructuring Transactions contemplated by Section 5.12, this Agreement may not be assigned by a Party by operation of Law or otherwise without the express written consent of the other Party, and any attempt to assign this Agreement without such consent shall be void and of no effect. Subject to this Section 10.3, this Agreement shall be binding upon, and shall inure to the benefit of, the Parties and their respective successors and assigns.
10.4    Governing Law; Jurisdiction; Waiver of Jury Trial.
(a)    This Agreement shall be governed by, and construed in accordance with, the Laws of the State of New York, without regard to the conflict of laws rules thereof.
(b)    All actions or proceedings arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement shall be heard and determined exclusively in any federal court sitting in the Borough of Manhattan of The City of New York; provided, however, that if such federal court does not have jurisdiction over such action or proceeding, such action or proceeding shall be heard and determined exclusively in any state court sitting in the Borough of Manhattan of The City of New York. Consistent with the preceding sentence, the Parties hereby (i) irrevocably submit to the exclusive jurisdiction of any federal or New York state court sitting in the Borough of Manhattan of The City of New York for the purpose of any action or proceeding arising out of or relating to this Agreement brought by any Party, (ii) irrevocably waive, and agree not to assert by way of motion, defense or otherwise, in any such action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the action or proceeding is brought in an inconvenient forum, that the venue of the action or proceeding is improper, or that this Agreement or the transactions contemplated by this Agreement may not be enforced in or by any of the above-named courts and (iii) irrevocably consent to and grant any such court exclusive jurisdiction over the Person of such Parties and over the subject matter of such action or proceeding and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 10.1 or in such other manner as may be permitted by applicable Law shall be valid and sufficient service thereof.
(c)    EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF,

UNDER OR IN CONNECTION WITH (i) THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR (ii) ANY FINANCING WHETHER NOW EXISTING OR HEREAFTER PROVIDED OR COMMITTED TO BE PROVIDED. EACH OF THE PARTIES HERETO HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS CONTAINED IN THIS SECTION 10.4(c).
10.5    Specific Performance. The Parties recognize and agree that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or damage would be caused for which money damages would not be an adequate remedy. Accordingly, each Party agrees that, except as otherwise provided in Section 1.7, in addition to any other available remedies, each Party shall be entitled to seek to enforce specifically the terms and provisions of this Agreement or to seek an injunction restraining any breach or violation or threatened breach or violation of any of the provisions of this Agreement without the necessity of posting a bond or other form of security. In the event that any action or proceeding should be brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense, that there is an adequate remedy at Law, except as otherwise provided in Section 1.7. Except as otherwise provided in Section 1.7, the Parties further agree that (i) by seeking any remedy provided for in this Section 10.5, a Party shall not in any respect waive its right to seek any other form of relief that may be available to such party under this Agreement and (ii) nothing contained in this Section 10.5 shall require any Party to institute any action for (or limit such Party’s right to institute any action for) specific performance under this Section 10.5 before exercising any other right under this Agreement.
10.6    Failure to Obtain Certain Required Statutory Approvals.
Notwithstanding anything to the contrary contained in this Agreement, if the Required Statutory Approvals set forth on Schedule 6.1(a) of the Seller Disclosure Schedules have not been obtained but all other Required Statutory Approvals have been obtained, the Closing shall promptly occur in accordance with Section 1.3, and, after the Closing, Purchasers shall be solely responsible for (a) pursuing and obtaining the outstanding Required Statutory Approvals set forth on Schedule 6.1(a) of the Seller Disclosure Schedules and (b) complying with the results and conditions thereof without any recourse to Sellers (including without any claim or right to indemnification under Section 5.14(i) or Section 8.2); provided that Sellers shall have caused the relevant

Acquired Company to file an application to obtain the Required Statutory Approvals set forth on Schedule 6.1(a) of the Seller Disclosure Schedules with the relevant Governmental Entity within a reasonable time frame from the date hereof.
10.7    Waiver.
(a)    It is acknowledged by the Parties that Sellers and the Companies have used or retained the counsel set forth in Schedule 10.7 of the Seller Disclosure Schedules to act as their counsel in connection with the transactions contemplated by this Agreement (“Seller Counsels”) and that Seller Counsels have not acted as counsel for any other Person in connection with the transactions contemplated by this Agreement for conflict of interest or any other purposes. Purchasers and the Companies agree that any attorney-client privilege and the expectation of client confidence attaching as a result of Seller Counsels’ representation of Sellers and the Companies related to the preparation for, and negotiation and consummation of, the transactions contemplated by this Agreement, including all communications among Seller Counsels and Sellers, the Acquired Companies and/or their respective Affiliates in preparation for, and negotiation and consummation of, the transactions contemplated by this Agreement, shall survive the Closing and shall remain in effect. Furthermore, effective as of the Closing, (i) all communications (and materials relating thereto) between the Acquired Companies, on the one hand, and Seller Counsels or any other legal counsel or financial advisor, on the other hand, related to the preparation for, and negotiation and consummation of, the transactions contemplated by this Agreement are hereby assigned and transferred to Sellers, (ii) the Acquired Companies hereby release all of their rights and interests to and in such communications and related materials and (iii) the Acquired Companies hereby release any right to assert or waive any privilege related to the communications referenced in this Section 10.7.
(b)    Purchasers and the Companies agree that, notwithstanding any current or prior representation of the Acquired Companies by Seller Counsels, Seller Counsels shall be allowed to represent Sellers or any of their Affiliates in any matters and disputes adverse to any Purchaser and/or the Acquired Companies that either is existing on the date hereof or arises in the future and relates to this Agreement and the transactions contemplated hereby; and Purchasers and the Acquired Companies hereby waive any conflicts or claim of privilege that may arise in connection with such representation. Further, Purchasers and the Companies agree that, in the event that a dispute arises after the Closing between any Purchaser or the Companies and Sellers or any of their Affiliates, Seller Counsels may represent Sellers or their Affiliates in such dispute even though the interests of Sellers or their Affiliates may be directly adverse to any Purchaser or the Acquired Companies and even though Seller Counsels may have represented the Acquired Companies in a matter substantially related to such dispute.

(c)    Each Purchaser acknowledges that any advice given to or communication with Sellers or any of their Affiliates (other than the Acquired Companies) shall not be subject to any joint privilege and shall be owned solely by Sellers or their Affiliates. Purchasers and the Companies each hereby acknowledge that each of them has had the opportunity to discuss and obtain adequate information concerning the significance and material risks of, and reasonable available alternatives to, the waivers, permissions and other provisions of this Agreement, including the opportunity to consult with counsel other than Seller Counsels.
10.8    Entire Agreement; Severability.
(a)    This Agreement, the Disclosure Schedules, the Sellers Guaranty, the Purchaser Guaranty and the Confidentiality Agreement constitute the entire agreement between the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both oral and written, between the Parties with respect to the subject matter hereof and thereof.
(b)    If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all of the other terms and provisions of this Agreement shall nevertheless remain in full force and effect for so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order for the transactions contemplated by this Agreement to be consummated as originally contemplated to the greatest extent possible.
10.9    Disclosure Schedules. There may be included in the Seller Disclosure Schedules or the Purchaser Disclosure Schedules (collectively, the “Disclosure Schedules”) items and information, the disclosure of which is not required either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Article II, Article III or Article IV or to one or more covenants contained in Article V. Inclusion of any items or information in the Disclosure Schedules shall not be deemed to be an acknowledgment or agreement that any such item or information (or any non-disclosed item or information of comparable or greater significance) is “material” or is reasonably likely to result in a Company Material Adverse Effect or to affect the interpretation of such term for purposes of this Agreement. The Disclosure Schedules set forth items of disclosure with specific reference to the particular Section and/or subsection of this Agreement to which the items or information in such Disclosure Schedules relates; provided, however, that any information set forth in one section or subsection pertaining to the representations, warranties and covenants of the Seller Disclosure Schedules or the Purchaser

Disclosure Schedules, as the case may be, shall be deemed to apply to each other section or subsection thereof pertaining to representations, warranties and covenants to the extent that it is reasonably apparent that it is relevant to such other sections or subsections of the Seller Disclosure Schedules or the Purchaser Disclosure Schedules, as the case may be.
10.10    No Third Party Beneficiaries. Except as otherwise expressly provided in this Agreement (including in Section 1.7, Section 5.7, Section 8.2, Section 8.3, Section 8.4, Section 10.16 and Section 10.17), this Agreement shall be binding upon and inure solely to the benefit of the Parties and their respective successors and permitted assigns, and nothing herein, express or implied, is intended to or shall confer upon any other Person other than Sellers, Purchasers and their respective successors and permitted assigns, any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
10.11    Payments.
(a)    In the event that this Agreement or any of the transactions contemplated by this Agreement provides for a payment to Sellers, then the party making such payment shall pay to each Seller an amount equal to such Seller’s Allocable Portion of such payment.
(b)    In the event that this Agreement or any of the transactions contemplated by this Agreement provides for a payment by Sellers, then each Seller shall pay to the party receiving such payment an amount equal to such Seller’s Allocable Portion of such payment.
(c)    Notwithstanding the foregoing, in the event that this Agreement or any of the transactions contemplated by this Agreement provides for a payment that is only applicable to a certain Company or certain Companies, any such payment shall only be made to or by the Seller(s) holding the Company Shares in such Company.
(d)    All amounts owed by Purchasers to Sellers, or by Sellers to Purchasers, under this Agreement any of the transactions contemplated by this Agreement that are not paid when due shall be paid together with interest thereon at an annual rate equal to four percent (4%), from the date it is due until, and including, the date of payment.
10.12    Expenses. Except as otherwise set forth in this Agreement, all costs and expenses (including fees and expenses of counsel and financial advisors) incurred in connection with this Agreement or the transactions contemplated hereby shall be paid by the Party incurring such costs or expenses, whether or not the Closing shall have occurred, except that costs incurred by the Acquired Companies in connection with all filing and court fees shall be shared one-half by Sellers and one-half by Purchasers. Sellers will reimburse Purchasers for the Sellers’ Share of Escrow Financing Expenses payable under Section 5.11(i), to the extent not paid directly by Sellers, promptly, and in any event within twenty (20) Business Days after Purchaser Representative delivers to Sellers a reasonably detailed invoice showing the aggregate amount of the Escrow Financing Expenses incurred, which invoices may be delivered not more often than once every thirty (30) calendar days. All payments of Sellers of the Sellers’ Share of Escrow Expenses Sellers to Purchasers under this Agreement will be made by wire transfers of immediately available United States dollars to such bank or other accounts in the United States as the Purchaser Representative may from time to time designate in a written notice delivered to Sellers not less than five (5) Business Days prior to the date any such payment is required to be made.
10.13    Currency. All amounts payable to or by any Party under this Agreement shall be paid in United States dollars, unless otherwise expressly specified. All amounts set forth in this Agreement are denominated in United States dollars unless otherwise expressly specified. In the event any conversion between United States dollars and another currency is required in connection with this Agreement for any reason, such conversion shall be done at the exchange rate in effect on the date of any such determination based on the average of the exchange rates for such conversion published in The Wall Street Journal on each of the five (5) Business Days preceding such date of determination or such other day on which this Agreement or the Disclosure Schedules specify such conversion is to be calculated. If The Wall Street Journal is not published on the Business Day in question, then the exchange rate published in The New York Times on such Business Day shall be used or, if neither The Wall Street Journal nor The New York Times is published on such Business Day, then the exchange rate quoted on such Business Day, or quoted on the nearest Business Day preceding such Business Day, by Citibank, N.A. (or its successor) in New York City, New York, shall be used.
10.14    Counterparts. This Agreement may be executed and delivered (including by facsimile or other electronic transmission) in one or more counterparts, and each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. The facsimile or other electronic transmission of any signed original counterpart of this Agreement shall be deemed to be the delivery of an original counterpart of this Agreement.
10.15    Acknowledgment. DEIG hereby acknowledges the sale and purchase of the Company Shares of DEIG under the terms and conditions of this Agreement for the purposes of article 190 of the Luxembourg law on commercial companies dated 10 August 1915, as amended, and of article 1690 of the Luxembourg civil code.
10.16    Financing Related Agreements. Notwithstanding anything to the contrary contained herein, each Seller agrees on behalf of itself and its Affiliates that none of the financing sources shall have any liability or obligation to the Sellers or any Affiliates of any of the Sellers relating to this Agreement, any related documentation or any of the transactions contemplated herein or therein (including any Debt Financing). This Section 10.16 is intended to benefit and may be enforced by any financing source and shall be binding on all successors and assigns of the Seller.
10.17    Non-Recourse. All claims or causes of action (whether in Contract or in tort, in Law or in equity, or granted by statute) that may be based upon, in respect of, arise under, out of or by reason of, be connected with, or related in any manner to this Agreement and the Transaction may be made only against (and are expressly limited to) the Persons that are expressly identified as Parties hereto (the “Agreement Parties”). No Person who is not an Agreement Party, including any director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, agent, attorney or representative of, and any financing source for, or financial advisor or lender to, any of the foregoing (“Non-Party Affiliates”), shall have any liability (whether in Contract or in tort, in Law or in equity, or granted by statute or based upon any theory that seeks to impose liability of an entity party against its owners or Affiliates) for any claims, causes of action, obligations or liabilities arising under, out of, in connection with or related in any manner to this Agreement or the Transaction or based on, in respect of, or by reason of this Agreement or the Transaction or their negotiation, execution performance or breach; and, to the maximum extent permitted by Law, each Agreement Party waives and releases all such liabilities, claims and obligations against any such Non-Party Affiliates. Without limiting the foregoing, to the maximum extent permitted by Law, (a) each Agreement Party hereby waives and releases any and all rights, claims, demands, or causes of action that may otherwise be available at Law or in equity, or granted by statute, to avoid or disregard the entity form of an Agreement Party or otherwise impose liability of an Agreement Party on any Non-Party Affiliate, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization or otherwise; and (b) each Agreement Party disclaims any reliance upon any Non-Party Affiliates with respect to the performance of this Agreement or the Transaction or any representation or warranty made in, in connection with or as an inducement to this Agreement or the Transaction. The parties acknowledge and agree that the Non-Party Affiliates are intended third-party beneficiaries of this Section 10.17.
[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the Parties have duly executed this Agreement as of the date first above written.

DUKE ENERGY LUXEMBOURG IV, S.A.R.L., ACTING IN ITS CAPACITY AS GENERAL PARTNER FOR AND ON BEHALF OF DUKE ENERGY BRAZIL HOLDINGS II, C.V.

By:	/s/ Kris C. Duffy
	Name:	Kris C. Duffy
	Title:	Authorized Signatory

By:	/s/ Xavier De Cillia
	Name:	Xavier De Cillia
	Title:	Authorized Signatory

DUKE ENERGY INTERNATIONAL URUGUAY INVESTMENTS SRL

By:	/s/ Armando De Azevedo Henriques
	Name:	Armando De Azevedo Henriques
	Title:	Authorized Signatory

DUKE ENERGY INTERNATIONAL GROUP S.A.R.L.

By:	/s/ Kris C. Duffy
	Name:	Kris C. Duffy
	Title:	Authorized Signatory

By:	/s/ Xavier De Cillia
	Name:	Xavier De Cillia
	Title:	Authorized Signatory

DUKE ENERGY INTERNATIONAL ESPAÑA HOLDINGS SL

By:	/s/ Armando De Azevedo Henriques
	Name:	Armando De Azevedo Henriques
	Title:	Authorized Signatory

DUKE ENERGY INTERNATIONAL INVESTMENTS NO. 2 LTD.

By:	/s/ Armando De Azevedo Henriques
	Name:	Armando De Azevedo Henriques
	Title:	Authorized Signatory

ISQ ENERLAM AGGREGATOR, L.P.

By:	/s/ Adil Rahmathulia
	Name:	Adil Rahmathulia
	Title:	Authorized Signatory

ENERLAM (UK) HOLDINGS LTD.

By:	/s/ Thomas Lefebvre
	Name:	Thomas Lefebvre
	Title:	Authorized Signatory